As filed with the Securities and Exchange Commission on August 3, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERISAFE, Inc.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	6331 (Primary Standard Industrial Classification Code Number)	75-2069407 (I.R.S. Employer Identification No.)
2301 Highway 190 West
DeRidder, Louisiana 70634
(337) 463-9052
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arthur L. Hunt
Executive Vice President and General Counsel
2301 Highway 190 West
DeRidder, Louisiana 70634
(337) 463-9052
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James E. O’Bannon Lisa K. Durham Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939	J. Brett Pritchard Lord, Bissell & Brook LLP 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate
Securities to be Registered	Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$92,000,000	$10,829

(1)	Includes amount attributable to shares of common stock that may be purchased by the underwriters under an option granted by the selling shareholders to purchase additional shares at the public offering price, less the underwriting discount.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on the date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2005
Shares
AMERISAFE, Inc.
Common Stock

        This is the initial public offering of our common stock. We are offering                      shares of common stock.
      Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $          and $           per share. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price.
      We intend to apply to have our shares of common stock approved for listing on the Nasdaq National Market under the symbol “AMSF.”
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our common stock.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount*	$	$
Proceeds, before expenses, to us	$	$

*	See “Underwriting” on page 100 for a description of the underwriters’ compensation.
      To the extent that the underwriters sell more than                      shares of common stock, the selling shareholders have granted the underwriters a 30-day option to purchase up to                     additional shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments, if any. We will not receive any of the proceeds from the sale of shares by the selling shareholders.
      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares of our common stock to purchasers on or about                     , 2005.

Friedman Billings Ramsey

Keefe, Bruyette & Woods

William Blair & Company
The date of this prospectus is                     , 2005.

Page

Prospectus Summary	1
Risk Factors	11
Certain Important Information	25
Forward-Looking Statements	26
Use of Proceeds	27
Dividend Policy	27
Capitalization	28
Dilution	29
Selected Financial Information	30
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Business	49
Management	78
Principal and Selling Shareholders	88
Certain Relationships and Related Transactions	92
Description of Capital Stock	93
Shares Eligible for Future Sale	98
Underwriting	100
Legal Matters	102
Experts	102
Where You Can Find More Information	102
Index to Financial Statements	F-1
Form of Restated Bylaws
Amended/Restated Registration Rights
Form of Opinion/Consent of Jones Day
Executive Agreement
Employment Agreement - C. Allen Bradley, Jr.
Employment Agreement - C. Geoffrey R. Banta
Employment Agreement - Arthur L. Hunt
Employment Agreement - Craig P. Leach
Form of 2005 Equity Incentive Plan
Form of Incentive Stock Option Award Agreement
Form of Non-Qualified Stock Option Award Agreement
Form of 2005 Non-Employee Director Restricted Stock Plan
Form of Restricted Stock Award Agreement
Form of Director and Officer Indemnification Agreement
First Casualty Excess of Loss Reinsurance Contract
Second Casualty Excess of Loss Reinsurance Contract
Workers' Compensation Catastrophe Excess of Loss Reinsurance Constract
Commutation and Release Agreement
Subsidiaries
Consent of Ernst & Young LLP
Power of Attorney
Consent of Jared A. Morris

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements.
Who We Are
      We are a specialty provider of workers’ compensation insurance focused on small to mid-sized employers engaged in hazardous industries, principally construction, trucking, logging, agriculture, oil and gas, maritime and sawmills. Since commencing operations in 1986, we have gained significant experience underwriting the complex workers’ compensation exposures inherent in these industries. We provide coverage to employers under state and federal workers’ compensation laws. These laws prescribe wage replacement and medical care benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment.
      Employers engaged in hazardous industries pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Our policyholders paid an average rate of $7.76 per $100 of payroll for workers’ compensation insurance in 2004, which was approximately three times the average for all reported occupational class codes, according to the most recent market analyses provided by the National Council on Compensation Insurance, Inc., or NCCI.
      Hazardous industry employers tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We employ a proactive, disciplined approach in underwriting employers and providing comprehensive services intended to lessen the overall incidence and cost of workplace injuries. We provide safety services at employers’ workplaces as a vital component of our underwriting process and to promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns or aberrations that cause underwriting, safety or fraud concerns.
      We believe the workers’ compensation market in the hazardous industries we target is underserved and competition is fragmented. We compete on the basis of coverage availability, claims management, safety services, payment terms and premium rates. We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.
      As of March 31, 2005, we had total assets of $778.6 million and shareholders’ deficit plus redeemable preferred stock of $91.9 million. As of December 31, 2004, we had total assets of $754.2 million and shareholders’ deficit plus redeemable preferred stock of $89.1 million. For the year ended December 31, 2004, we produced total revenues of $249.0 million and net income of $10.6 million. For the three months ended March 31, 2005, we produced total revenues of $66.0 million and net income of $3.2 million.

      We are rated “A-” (Excellent) by A.M. Best Company, which rating is the fourth highest of 15 rating levels. In June 2005, A.M. Best placed our rating under review with negative implications, citing concerns about our risk adjusted capital, credit risk associated with amounts recoverable from our reinsurers and the somewhat limited financial flexibility of our holding company, AMERISAFE. As a result of our commutation with Converium Reinsurance (North America), one of our reinsurers, discussed elsewhere in this document, and the application of the proceeds from this offering, we expect that our under review status will be returned to stable and that A.M. Best will affirm our “A-” (Excellent) rating in late 2005. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell our securities.
Our Focus
      We provide workers’ compensation insurance primarily to employers in the following targeted hazardous industries:

•	Construction. Includes a broad range of operations such as highway and bridge construction, building and maintenance of pipeline and powerline networks, excavation, commercial construction, roofing, iron and steel erection, tower erection and numerous other specialized construction operations.

•	Trucking. Includes a large spectrum of diverse operations including contract haulers, regional and local freight carriers, special equipment transporters and other trucking companies that conduct a variety of short- and long-haul operations.

•	Logging. Includes tree harvesting operations ranging from labor intensive chainsaw felling and trimming to sophisticated mechanized operations using heavy equipment.
      We also provide workers’ compensation insurance to employers in the agriculture, oil and gas, maritime, sawmill and other hazardous industries. In addition, we offer general liability insurance coverage to our workers’ compensation policyholders in the logging industry on a select basis. As of March 31, 2005, only 1.1% of our voluntary in-force premiums were derived from general liability policies.
      Our gross premiums are derived from:

•	Direct Premiums. Includes premiums from workers’ compensation and general liability insurance policies that we issue to:

•	employers who seek to purchase insurance directly from us and who we voluntarily agree to insure, which we refer to as our voluntary business; and

•	employers assigned to us under residual market programs implemented by some of the states in which we operate, which we refer to as our assigned risk business.

•	Assumed Premiums. Includes assumed reinsurance premiums from our participation in mandatory pooling arrangements under residual market programs implemented by some of the states in which we operate.

      Gross premiums written during the years ended December 31, 2002, 2003 and 2004 and the allocation of those premiums among the hazardous industries we target are presented in the table below.

				Percentage of
	Gross Premiums Written			Gross Premiums Written

	2002	2003	2004	2002	2003	2004

	(In thousands)
Voluntary business:
Construction	$61,558	$80,693	$101,300	33.2%	36.1%	38.3%
Trucking	36,392	47,104	57,822	19.7%	21.1%	21.8%
Logging	32,156	32,008	30,340	17.4%	14.3%	11.5%
Agriculture	6,574	8,502	11,203	3.6%	3.8%	4.2%
Oil and Gas	7,157	7,221	7,226	3.9%	3.2%	2.7%
Maritime	5,326	6,076	5,909	2.9%	2.7%	2.2%
Sawmills	3,760	4,009	5,566	2.0%	1.8%	2.1%
Other	21,164	24,239	28,117	11.4%	10.8%	10.6%

Total voluntary business	174,087	209,852	247,481	94.1%	93.9%	93.4%

Assigned risk business	7,415	9,216	9,431	4.0%	4.1%	3.6%
Assumed premiums	3,592	4,522	8,050	1.9%	2.0%	3.0%

Total	$185,093	$223,590	$264,962	100.0%	100.0%	100.0%

      Our operations are geographically diverse, with no more than 11.0% of our gross premiums written in 2004 derived from any one state. In 2004, our largest states in terms of gross premiums written were Louisiana (10.6%), Georgia (9.5%), Texas (6.5%), Illinois (6.4%), North Carolina (6.3%) and Virginia (5.2%). No other state had gross premiums written in excess of 5.0% of our total gross premiums written in 2004. As of March 31, 2005, we had approximately 6,100 voluntary business policyholders with an average annual premium per workers’ compensation policy of approximately $38,000.
Competitive Strengths
      We believe we enjoy the following competitive strengths:

•	Focus on Hazardous Industries. We focus on providing workers’ compensation insurance to employers engaged in hazardous industries. We have extensive experience insuring these types of employers and have a history of profitable underwriting in these industries. As a result, we believe we are able to take advantage of opportunities for continued premium and market share growth. Our specialized knowledge of these hazardous industries helps us better serve our policyholders, which leads to greater employer loyalty and policy retention. Our policy renewal rate on voluntary business that we elected to quote for renewal was 87.9% in 2002, 91.4% in 2003 and 93.0% in 2004.

•	Focus on Small to Mid-Sized Employers. We believe large insurance companies generally do not target small to mid-sized employers in hazardous industries due to their smaller premium size, type of operations, mobile workforce and extensive service needs. We provide enhanced customer services to our policyholders. For example, unlike many of our competitors, our premium payment plans enable our policyholders to better match their premium payments with their payroll costs.

•	Specialized Underwriting Expertise. Our focus on employers engaged in hazardous industries has provided us with an in-depth understanding of our policyholders’ business operations and the risks of accidents inherent in those operations. We have developed industry specific risk analysis and rating tools to assist our underwriters in risk selection and pricing. Our 15 underwriting professionals average over 11 years of experience underwriting workers’ compensation insurance, most of which has focused on hazardous industries. We are highly disciplined when quoting and binding new business, and we do not delegate underwriting authority to agencies that sell our insurance. In 2004, we offered quotes on approximately one out of every five applications submitted.

•	Comprehensive Safety Services. Most of our policyholders utilize mobile workforces, often in rural areas, due to the nature of their business operations. We provide proactive safety reviews of employers’ workplaces, regardless of the location. These safety reviews are a vital component of our underwriting process and also assist our policyholders in loss prevention and encourage the safest workplaces possible by deploying experienced field safety professionals, or FSPs, to our policyholders’ worksites. Our 48 FSPs have an average of approximately 15 years of workplace safety or related industry experience. From January 1, 2004 through March 31, 2005, approximately 84% of our new voluntary business policyholders were subject to pre-quotation safety inspections where our FSPs visited the employer worksites to evaluate working conditions and existing safety procedures. On an ongoing basis, we perform periodic on-site safety surveys on all of our voluntary business policyholders.

•	Proactive Claims Management. As of March 31, 2005, our employees managed more than 97% of our open claims in-house utilizing our intensive claims management practices that emphasize a personal approach and quality, cost-effective medical treatment. Our claims management staff includes 92 field case managers, or FCMs, who average approximately 17 years of experience in the workers’ compensation insurance industry, and five medical-only case managers. We currently average approximately 60 open indemnity claims per FCM, which we believe is significantly less than the industry average. We believe our claims management practices allow us to achieve a more favorable claim outcome, accelerate an employee’s return to work and more rapidly close claims, all of which ultimately lead to lower overall costs. In addition, we believe our practices lessen the likelihood of litigation. Only 10.7% of all claims reported for accident year 2003 were open as of March 31, 2005.
Strategy
      We believe the net proceeds from this offering will provide us with the additional capital necessary to increase the amount of insurance we are able to write. We will scrutinize the potential for achieving underwriting profits and adequate returns on capital as we expand our business. We plan to pursue profitable growth and favorable returns on equity using the following strategies:

•	Expand in our Existing Markets. Our market share in our six largest states in terms of premiums written did not exceed 3.0% of the workers’ compensation market in any one state, according to NCCI’s most recent market analyses. Competition in our target markets is fragmented by state and employer industry focus. We believe that our specialized underwriting expertise and safety, claims and audit services position us to profitably increase our market share in our existing principal markets, with minimal increase in field service employees.

•	Prudent and Opportunistic Geographic Expansion. While we actively market our insurance in 29 states and the District of Columbia, approximately 42.9% of our voluntary in-force premiums were generated in six states as of March 31, 2005. We are licensed in an additional 16 states and the U.S. Virgin Islands. Our existing licenses and rate filings will expedite our ability to write policies in these markets when we decide it is prudent to do so.

•	Focus on Underwriting Profitability. We intend to maintain our underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers’ compensation insurance in hazardous industries and to maintain adequate rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced frequency and severity of claims through comprehensive workplace safety reviews, rapid closing of claims through personal, direct contact with our policyholders and their employees, and effective medical cost containment measures.

•	Leverage Investments in Information Technology. In October 2000, we launched our customized information system, ICAMS, that we believe significantly enhances our ability to select risk, write profitable business and cost-effectively administer our billing, claims and audit functions. Since the launch, we have introduced automated analytical tools and have continued to improve and enhance our ICAMS system and tools. We believe our technology is scalable and can be modified at minimal cost to accommodate our growth. In addition, we believe this scalability has lowered, and will continue to lower, our expense ratio as we continue to achieve premium growth over time.

•	Maintain Capital Strength. We plan to manage our capital to achieve our growth and profitability goals while maintaining the current operating leverage of our insurance company subsidiaries. To accomplish this objective, we intend to maintain underwriting profitability throughout market cycles, deploy a portion of the proceeds of this offering toward the judicious growth of our business, optimize our use of reinsurance, reduce our current financial leverage, and maximize an appropriate risk adjusted return on our growing investment portfolio.
Operating History
      We commenced operations in 1986 to underwrite workers’ compensation insurance for employers engaged in the logging industry. Beginning in 1994, we expanded our customer base by insuring employers in other hazardous occupation industries.
      Beginning in 1997 and into 2000, we employed a strategy to increase revenue through rapid geographic expansion and underwriting workers’ compensation insurance for employers engaged in non-hazardous industries, such as service and retail businesses. This strategy did not produce the results anticipated, and as a result our weighted average gross accident year loss ratio for the period 1997 through 1999 was 119.3%, as compared to 82.9% for the period 1994 through 1996.
      In September 2000, we undertook several strategic initiatives to improve the profitability of our existing in-force book of business and new business. These initiatives included the following:

•	Renewed focus on core hazardous classes of business. We undertook action to non-renew policies with higher frequency, non-hazardous industries and refocused our efforts on employers engaged in the hazardous industries that we underwrite today.

•	Commenced re-underwriting our book of business. We commenced re-underwriting our core hazardous industry book of business to improve our risk selection and establish rates commensurate with the risks we were underwriting.

•	Reduced or ceased underwriting in certain states. We reduced or ceased underwriting in states where we lacked a sufficient level of premium production to effectively deploy our field resources or where we believed the rate environment did not adequately compensate us for the risks we were underwriting.

•	Increased pre-quotation inspection of employers on new business. In conjunction with our refocus on core hazardous industries, we began mandating, with limited exceptions, a pre-quotation safety inspection of employers for new business that we utilize today.

•	Took action to manage substantially all claims in-house. We made the strategic decision to take substantially all of our claims in-house and limit reliance on third-party administrators. We believe this action has reduced the number of open claims and improved our ability to close claims promptly and therefore reduce costs.

•	Implemented incentive program. Effective January 1, 2001, we implemented an incentive program under which our underwriters and field safety professionals are compensated in part based on the achievement of certain loss ratio targets.
      We believe these actions have contributed to improved underwriting profitability, as measured on an accident year basis. An accident year loss ratio measures loss and loss adjustment expenses for insured events occurring during a particular year, regardless of when they are reported, as a percentage of the premium earned during that year. Our accident year gross loss ratio improved to 68.1% for 2004 from 121.5% for 2000, as developed through December 31, 2004.
Our Challenges
      As part of your evaluation of our business, you should consider the following challenges we face in implementing our business strategies:

•	the cyclical nature of the workers’ compensation insurance industry may affect our financial performance;

•	an inability to obtain reinsurance on favorable terms could negatively affect our ability to write new policies;

•	an inability to recover amounts due from our reinsurers would adversely affect our financial condition;

•	our premiums and loss reserves may be inadequate to cover our actual losses;

•	a downgrade in our A.M. Best rating would negatively affect our business;

•	changes in the economic conditions affecting the states in which we operate could negatively affect our business;

•	our business is subject to extensive regulation; and

•	we operate in a highly competitive industry and may lack the financial resources to compete effectively.
      For further discussion of these and other challenges we face, see “Risk Factors.”
Industry Perspective
      Workers’ compensation was the fourth-largest property and casualty insurance line in the United States in 2004, according to A.M. Best. Direct premiums written in 2004 for the workers’ compensation insurance industry were approximately $54 billion, and direct premiums written for the property and casualty industry as a whole were approximately $466 billion. According to A.M. Best, direct premiums written in the workers’ compensation insurance industry have increased 37% from 2001 to 2004, while the entire property and casualty industry experienced a 30% increase in direct premiums written over the same period. We believe that current trends in the labor market, in particular the transfer of service jobs overseas, better position us for future growth as compared to some other workers’ compensation insurance carriers. The employers we target engage in activities that are largely non-exportable. As a result, we believe that the labor force in the industries we target will continue to grow at a rate that exceeds that of the overall labor market. For example, according to the Bureau of Labor Statistics, the number of employees in the construction sector increased 2.6% from 2000 to 2004. By contrast, over the same period, the number of employees in the professional and business services sector declined by nearly 1.5%. As a result of our focus on largely non-exportable industries, we believe that we are well-positioned for future growth.
      According to the most recent market data reported by the NCCI, which is the official ratings bureau in the majority of states in which we are licensed, total premiums reported for the specific occupational class codes for which we underwrite business was $17 billion. Total premiums reported for all occupational class codes reported by the NCCI for these same jurisdictions was $37 billion.
Recent Development
      Effective June 30, 2005, we entered into a commutation agreement with Converium Reinsurance (North America), one of our reinsurers. Under this agreement, Converium will pay us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium. Under the commutation agreement, all liabilities reinsured with Converium under these three reinsurance agreements reverted back to us. These three reinsurance agreements have been terminated, and we and Converium have fully released each other from all liabilities under or relating to these three reinsurance agreements. Converium remains obligated to us under the remaining two reinsurance agreements. As of June 30, 2005, the amount recoverable from Converium under the remaining two agreements was $6.9 million.

      AMERISAFE is an insurance holding company and was incorporated in Texas in 1985. Our principal subsidiary is American Interstate Insurance Company. Our executive offices are located at 2301 Highway 190 West, DeRidder, Louisiana 70634, and our telephone number at that location is (337) 463-9052. Our website is www.amerisafe.com. The information on our website is not part of this prospectus.

The Offering

Shares of common stock offered by us	shares

Over-allotment shares of common stock offered by selling shareholders	shares

Shares of common stock to be issued upon exchange of outstanding Series A preferred stock	shares

Shares of common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, based on an assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and our estimated offering expenses. We will use 50% of our net proceeds from this offering, or approximately $ million, to redeem approximately shares of our outstanding Series A preferred stock and approximately $ million to redeem all of our outstanding Series E preferred stock. We intend to use approximately $ million of the remaining net proceeds to contribute capital to our insurance company subsidiaries and approximately $ million for general corporate purposes.

Dividend policy	We currently intend to retain any additional future earnings to finance our operations and growth. As a result, we do not expect to pay any cash dividends on our common stock for the foreseeable future.

Our ability to pay dividends is subject to restrictions in our articles of incorporation that prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. In addition, because AMERISAFE is a holding company and has no direct operations, our ability to pay dividends in the future may be limited by regulatory restrictions on the payment of dividends to AMERISAFE by our insurance company subsidiaries.

Proposed Nasdaq National Market symbol	“AMSF”
      The number of shares of common stock shown to be outstanding upon completion of the offering excludes:

•	shares issuable upon conversion of our outstanding Series C and Series D convertible preferred stock, subject to adjustment in certain circumstances;

•	shares that may be issued pursuant to stock options we intend to grant to our executive officers and other employees upon completion of this offering, at an exercise price equal to the initial public offering price; and

•	additional shares available for future issuance under our equity incentive plans.

Summary Financial Information
      The following income statement data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 were derived from our consolidated financial statements included elsewhere in this prospectus. The income statement data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 were derived from our audited consolidated financial statements, which are not included in this prospectus. The income statement data for the three-month periods ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2004 and 2005 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following summary financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended					Three Months Ended
	December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Income Statement Data
Gross premiums written	$345,027	$204,752	$185,093	$223,590	$264,962	$68,992	$71,575
Ceded premiums written	(80,076)	(49,342)	(26,563)	(27,600)	(21,951)	(4,893)	(4,835)

Net premiums written	$264,951	$155,410	$158,530	$195,990	$243,011	$64,099	$66,740

Net premiums earned	$187,106	$170,782	$163,257	$179,847	$234,733	$52,312	$61,917
Net investment income	9,372	9,935	9,419	10,106	12,217	2,641	3,718
Net realized gains (losses) on investments	(773)	491	(895)	316	1,421	310	227
Fee and other income	2,520	1,367	2,082	462	589	143	162

Total revenues	198,225	182,575	173,863	190,731	248,960	55,406	66,024

Loss and loss adjustment expenses incurred	109,536	123,386	121,062	129,250	174,186	37,475	45,918
Underwriting and certain other operating costs(1)	23,334	23,364	22,674	23,062	28,987	6,585	8,344
Commissions	16,121	14,351	9,189	11,003	14,160	3,168	3,806
Salaries and benefits	20,253	17,148	16,541	15,037	15,034	3,810	2,800
Policyholder dividends	7,156	2,717	156	736	1,108	338	171
Interest expense	797	735	498	203	1,799	142	640

Total expenses	177,197	181,701	170,120	179,291	235,274	51,518	61,679

Income before taxes	21,028	874	3,743	11,440	13,686	3,888	4,345
Income tax expense (benefit)	7,001	(395)	(1,438)	2,846	3,129	997	1,108

Net income	$14,027	$1,269	$5,181	$8,594	$10,557	$2,891	$3,237

Payment-in-kind preferred dividends	(8,229)	(8,820)	(9,453)	(10,133)	(9,781)	(2,645)	(2,340)

Net income (loss) available to common shareholders	$5,798	$(7,551)	$(4,272)	$(1,539)	$776	$246	$897

Portion allocable to common shareholders(2)	65.3%	100.0%	100.0%	100.0%	70.2%	65.3%	75.8%
Net income (loss) allocable to common shareholders	$3,784	$(7,551)	$(4,272)	$(1,539)	$545	$161	$680

Diluted earnings per common share equivalent	$0.18	$(0.58)	$(0.33)	$(0.12)	$0.03	$0.01	$0.03
Diluted weighted average of common share equivalents outstanding	21,581,864	12,967,104	12,967,104	12,967,104	18,380,132	21,581,864	21,581,864

	Year Ended					Three Months Ended
	December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

Selected Insurance Ratios
Current accident year loss ratio(3)	57.1%	66.9%	71.8%	70.6%	68.5%	67.0%	69.8%
Prior accident year loss ratio(4)	1.4%	5.3%	2.4%	1.3%	5.7%	4.6%	4.4%

Net loss ratio	58.5%	72.2%	74.2%	71.9%	74.2%	71.6%	74.2%

Net underwriting expense ratio(5)	31.9%	32.1%	29.7%	27.3%	24.8%	25.9%	24.2%
Net dividend ratio(6)	3.8%	1.6%	0.1%	0.4%	0.5%	0.6%	0.3%
Net combined ratio(7)	94.2%	105.9%	104.0%	99.6%	99.5%	98.1%	98.7%

	As of December 31,					As of March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$44,914	$44,270	$44,677	$49,815	$25,421	$54,909	$26,356
Investments	145,439	148,305	205,315	257,729	364,868	272,311	381,312
Amounts recoverable from reinsurers	327,172	298,451	214,342	211,774	198,977	197,057	189,698
Premiums receivable, net	122,450	104,907	95,291	108,380	114,141	122,389	124,115
Deferred income taxes	11,807	14,716	11,372	12,713	15,624	14,435	16,634
Deferred policy acquisition costs	14,038	11,077	9,505	11,820	12,044	12,933	16,533
Deferred charges	3,681	2,588	1,997	2,987	3,054	3,365	3,182
Total assets	685,308	645,474	603,801	678,608	754,187	694,196	778,553
Reserves for loss and loss adjustment expenses	379,824	383,032	346,542	377,559	432,880	378,447	442,554
Unearned premiums	107,418	92,047	87,319	103,462	111,741	115,249	116,564
Insurance-related assessments	25,522	25,964	23,743	26,133	29,876	27,825	32,544
Debt	9,500	9,000	8,000	16,310	36,090	16,310	36,090
Redeemable preferred stock(8)	112,061	116,520	121,300	126,424	131,916	127,761	133,350
Shareholders’ deficit(9)	(26,913)	(10,980)	(25,100)	(20,652)	(42,862)	(19,326)	(41,404)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	Reflects the participation rights of the Series C and Series D convertible preferred stock. See Note 15 to our audited financial statements.

(3)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(4)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(5)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(6)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(7)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(8)	Includes our Series A preferred stock and Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of our company.

(9)	In 1997, we entered into a recapitalization transaction with Welsh Carson that resulted in a $164.2 million charge to retained earnings. See Note 1 to our audited financial statements.

RISK FACTORS
      An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Any of the risks described below could result in a significant or material adverse effect on our business, financial condition or results of operations, and a decline in the market price of our common stock. You could lose all or part of your investment.
Risks Related to Our Business
The workers’ compensation insurance industry is cyclical in nature, which may affect our overall financial performance.
      The financial performance of the workers’ compensation insurance industry has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. Although the financial performance of an individual insurance company is dependent on its own specific business characteristics, the profitability of most workers’ compensation insurance companies generally tends to follow this cyclical market pattern. Beginning in 2000 and accelerating in 2001, the workers’ compensation insurance industry experienced a market reflecting increasing premium rates, more restrictive policy coverage terms and more conservative risk selection. We believe these trends slowed beginning in 2004 and the current workers’ compensation insurance market is becoming more competitive in terms of premium rates and policy coverage terms. Because this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. These cyclical patterns cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.
If we are unable to obtain reinsurance on favorable terms, our ability to write new policies could be adversely affected.
      We purchase reinsurance to protect us from the impact of large losses. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk by sharing premiums with another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. We currently participate in a reinsurance treaty program covering all of our voluntary and assigned risk business. Our current reinsurance program provides us with reinsurance coverage for each loss occurrence up to $30.0 million, subject to applicable deductibles and retentions. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to a maximum of $10.0 million, subject to applicable deductibles and retentions. We retain the first $1.0 million of each loss and are subject to an annual aggregate deductible of approximately $5.6 million for losses between $1.0 million and $5.0 million before our reinsurers are obligated to reimburse us. After the deductible is satisfied, we retain 10.0% of each loss between $1.0 million and $5.0 million. See “Business—Reinsurance.” The availability, amount and cost of reinsurance are subject to market conditions and our experience with insured losses.
      The agreements for our current reinsurance treaty program may be terminated by us or our reinsurers upon 90 days prior notice on any December 31. If our reinsurance treaty program is terminated and we enter into a new program, any decrease in the amount of reinsurance at the time we enter into a new program, whether caused by the existence of more restrictive terms and conditions or decreased availability, will also increase our risk of loss and, as a result, could adversely affect our business, financial condition and results of operations. We currently have ten reinsurers participating in our reinsurance treaty program, and we believe that this is a sufficient number of reinsurers to provide us with the reinsurance coverage we require. However, because our reinsurance treaty program may be terminated on any December 31, it is possible that one or more of our current reinsurers could terminate participation in our program. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements. In either of those events, if our reinsurance broker is unable to spread the terminated reinsurance among the remaining reinsurers in the program, it could take a significant amount of time to identify and negotiate agreements with a replacement reinsurer. During this time, we would be exposed to an increased risk of loss, the extent of which would depend on the volume of terminated reinsurance.
      Due to the increased cost of reinsurance, we increased our levels of retention on a per occurrence basis in 2003, 2004 and 2005. As a result, we are exposed to increased risk of loss resulting from volatility in the frequency and severity of claims.
We may not be able to recover amounts due from our reinsurers, which would adversely affect our financial condition.
      Reinsurance does not discharge our obligations under the insurance policies we write. We remain liable to our policyholders even if we are unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers as claims are paid. In long-term workers’ compensation claims, the creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet any of its obligations to us, we would be responsible for all claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer.
      In the past, we have been unable to recover amounts from our reinsurers. In 2001, Reliance Insurance Company, one of our former reinsurers, was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, between 2001 and 2003, we recognized losses related to uncollectible amounts due from Reliance aggregating $20.3 million.
      As of March 31, 2005, we had $189.7 million of recoverables from reinsurers. Of this amount, $187.8 million was unsecured. As of March 31, 2005, our largest recoverables from reinsurers included $80.0 million from Converium Reinsurance (North America), $28.0 million from American Reinsurance Company and $21.4 million from Odyssey America Reinsurance Company. If we are unable to collect amounts recoverable from our reinsurers, our financial condition would be adversely affected.
      During 2004, Converium reported a significant loss, resulting in a downgrade in its A.M. Best rating. Although Converium continued to indemnify us under the terms of our reinsurance agreements, we initiated discussions with Converium to seek to reduce the credit risk associated with the amounts due to us. Effective as of June 30, 2005, we entered into a commutation agreement with Converium. Under this agreement, Converium will pay us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium. Under the commutation agreement, all liabilities reinsured with Converium under these three reinsurance agreements reverted back to us. The reinsurance agreements have been terminated, and we and Converium have fully released each other from all liabilities under or relating to these three reinsurance agreements. Converium remains obligated to us under the remaining two reinsurance agreements. As of June 30, 2005, the amount recoverable from Converium under the remaining two agreements was $6.9 million. We cannot assure you that the cash payment we received from Converium, and any investment income we may earn on that amount, will be sufficient to cover all claims for which we would otherwise have been contractually entitled to recover from Converium under the three reinsurance agreements subject to the commutation agreement.
Our loss reserves are based on estimates and may be inadequate to cover our actual losses.
      We must establish and maintain reserves for our estimated liability for loss and loss adjustment expenses. We establish loss reserves that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have occurred but have not yet been reported to us. Reserves are based on estimates of the ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of historical payment and claim settlement patterns under current facts and circumstances. The interpretation of this historical data can be impacted by external forces, principally legislative changes, economic fluctuations and legal trends. Key assumptions that we utilize to estimate our reserves are frequency and severity trends, including the increasing costs and utilization of health care. If there are unfavorable changes in our assumptions, our reserves may need to be increased.
      Workers’ compensation claims often are paid over a long period of time. In addition, there are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers’ compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would result in adjustments to our reserves and our loss and loss adjustment expenses incurred in the period in which the estimates are changed. If the estimate is increased, our pre-tax income for the period in which we make the change will decrease by a corresponding amount. In addition, increasing reserves results in a reduction in our surplus and could result in a downgrade in our A.M. Best rating. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.
A downgrade in our A.M. Best rating would likely reduce the amount of business we are able to write.
      Rating agencies evaluate insurance companies based on their ability to pay claims. We are currently assigned a group letter rating of “A-” (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. This rating is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers “A-” rated companies to have an excellent ability to meet their ongoing obligations to policyholders. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities. Our competitive position relative to other companies is determined in part by our A.M. Best rating.
      In June 2005, A.M. Best placed our rating under review with negative implications, citing concerns about our risk adjusted capital, credit risk associated with amounts recoverable from our reinsurers and the somewhat limited financial flexibility of our holding company, AMERISAFE. As a result of our commutation with Converium Reinsurance (North America), one of our reinsurers, discussed elsewhere in this document and the application of the proceeds from this offering, we expect that our under review status will be returned to stable and that A.M. Best will affirm our “A-” (Excellent) rating in late 2005. However, there can be no assurance that we will be able to maintain our current rating. Any downgrade in our rating would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with independent agencies. For example, some of our construction contractor policyholders are required to maintain workers’ compensation coverage with an insurance company with an A.M. Best rating of “A-” (Excellent) or better in order to bid on certain contracts. As a result, if our rating were downgraded, we would not be able to write this business.

If we do not accurately establish our premium rates, our results of operations will be adversely affected.
      In general, the premium rates for our insurance policies are established when coverage is initiated and, therefore, before all of the underlying costs are known. Like other workers’ compensation insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate rates is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses and to earn a profit. If we fail to accurately assess the risks that we assume, we may fail to charge adequate premium rates to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. For example, when initiating coverage on a policyholder, we estimate future claims expense based, in part, on prior claims information provided by the policyholder’s previous insurance carriers. If this prior claims information is not accurate, we may underprice our policy by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums. In order to set premium rates accurately, we must:

•	collect and properly analyze a substantial volume of data;

•	develop, test and apply appropriate rating formulae;

•	closely monitor and timely recognize changes in trends; and

•	project both frequency and severity of losses with reasonable accuracy.
      We must also implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully, and as a result set premium rates accurately, is subject to a number of risks and uncertainties, principally:

•	insufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our inability to implement appropriate rating formulae or other pricing methodologies;

•	costs of ongoing medical treatment;

•	our inability to accurately estimate retention, investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated court decisions, legislation or regulatory action.
      Consequently, we could set our premium rates too low, which would negatively affect our results of operations and our profitability, or we could set our premium rates too high, which could reduce our competitiveness and lead to lower revenues.
Negative developments in the workers’ compensation insurance industry would adversely affect our financial condition and results of operations.
      We principally offer workers’ compensation insurance. We have no current plans to focus our efforts on offering other types of insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have an adverse effect on our financial condition and results of operations. Negative developments in the workers’ compensation insurance industry could have a greater effect on us than on more diversified insurance companies that also sell other types of insurance.

A decline in the level of business activity of our policyholders, particularly those engaged in the construction, trucking and logging industries, could negatively affect our earnings and profitability.
      In 2004, approximately 71.5% of our gross premiums written were derived from policyholders in the construction, trucking and logging industries. Because premium rates are calculated, in general, as a percentage of a policyholder’s payroll expense, premiums fluctuate depending upon the level of business activity and number of employees of our policyholders. As a result, our gross premiums written are primarily dependent upon the economic conditions in the construction, trucking and logging industries and upon economic conditions generally.
Unfavorable changes in economic conditions affecting the states in which we operate could adversely affect our financial condition or results of operations.
      As of March 31, 2005, we provided insurance in 29 states and the District of Columbia. Although we have expanded our operations into new geographic areas and expect to continue to do so in the future, approximately 44.5% of our gross premiums written for the year ended December 31, 2004 were derived from policyholders in Louisiana, Georgia, Texas, Illinois, North Carolina and Virginia. No other state accounted for more than 5.0% of gross premiums written in 2004. In the future, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risks faced by insurance companies that have a larger percentage of their gross premiums written diversified over a broader geographic area. Unfavorable changes in economic conditions affecting the states in which we write business could adversely affect our financial condition or results of operations. See “Business—Policyholders.”
Our revenues and results of operations may fluctuate as a result of factors beyond our control, which fluctuation may cause the price of our common stock to be volatile.
      The revenues and results of operations of insurance companies historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets;

•	changes in the frequency or severity of claims;

•	the financial stability of our reinsurers and changes in the level of reinsurance capacity and our capital capacity;

•	new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks; and

•	price competition.
      If our revenues and results of operations fluctuate as a result of one or more of these factors, the price of our common stock may be volatile.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.
      There is significant competition in the workers’ compensation insurance industry. We believe that our competition in the hazardous industries we target is fragmented and not dominated by one or more competitors. We compete with other insurance companies, individual self-insured companies, state insurance pools and self-insurance funds. Many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. Moreover, a number of these competitors offer other types of insurance in addition to workers’ compensation and can provide insurance nationwide. We compete on the basis of many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance that are more competitive than ours, we could lose market share. No assurance can be given that we will maintain our current competitive position in the markets in which we currently operate or that we will establish a competitive position in new markets into which we may expand.
If we cannot sustain our relationships with independent agencies, we may be unable to operate profitably.
      We market a substantial portion of our workers’ compensation insurance through independent agencies. As of March 31, 2005, independent agencies produced approximately 79.7% of our voluntary in-force premiums, and no independent agency accounted for more than 1.5% of our voluntary in-force premiums at that date. Independent agencies are not obligated to promote our insurance and may sell insurance offered by our competitors. As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers’ compensation insurance and maintain financial strength ratings that meet the requirements of our independent agencies and their policyholders.
An inability to effectively manage the growth of our operations could make it difficult for us to compete and affect our ability to operate profitably.
      Our continuing growth strategy includes expanding in our existing markets, entering new geographic markets and further developing our agency relationships. Our growth strategy is subject to various risks, including risks associated with our ability to:

•	identify profitable new geographic markets for entry;

•	attract and retain qualified personnel for expanded operations;

•	identify, recruit and integrate new independent agencies; and

•	augment our internal monitoring and control systems as we expand our business.
Because we are subject to extensive state and federal regulation, legislative changes may negatively impact our business.
      We are subject to extensive regulation by the Louisiana Department of Insurance and the insurance regulatory agencies of other states in which we are licensed and, to a lesser extent, federal regulation. State agencies have broad regulatory powers designed primarily to protect policyholders and their employees, and not our shareholders. Regulations vary from state to state, but typically address:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the nature, quality and concentration of our investments;

•	restrictions on the terms of the insurance policies we offer;

•	restrictions on the way our premium rates are established and the premium rates we may charge;

•	required reserves for unearned premiums and loss and loss adjustment expenses;

•	standards for appointing general agencies;

•	limitations on transactions with affiliates;

•	restrictions on mergers and acquisitions;

•	restrictions on the ability of our insurance company subsidiaries to pay dividends to AMERISAFE;

•	certain required methods of accounting; and

•	potential assessments for state guaranty funds, second injury funds and other mandatory pooling arrangements.
      We may be unable to comply fully with the wide variety of applicable laws and regulations that are continually undergoing revision. In addition, we follow practices based on our interpretations of laws and regulations that we believe are generally followed by our industry. These practices may be different from interpretations of insurance regulatory agencies. As a result, insurance regulatory agencies could preclude us from conducting some or all of our activities or otherwise penalize us. For example, in order to enforce applicable laws and regulations or to protect policyholders, insurance regulatory agencies have relatively broad discretion to impose a variety of sanctions, including examinations, corrective orders, suspension, revocation or denial of licenses and the takeover of one or more of our insurance subsidiaries. The extensive regulation of our business may increase the cost of our insurance and may limit our ability to obtain premium rate increases or to take other actions to increase our profitability.
The effects of emerging claim and coverage issues on our business are uncertain.
      As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher claims than we anticipated when we wrote the underlying policy. As of March 31, 2005, approximately 1.5% of the 28,377 claims reported for accident year 2000 were open, 2.8% of the 13,813 claims reported for accident year 2001 were open, 5.1% of the 8,005 claims reported for accident year 2002 were open, 10.7% of the 6,272 claims reported for accident year 2003 were open and 29.8% of the 6,869 claims reported for accident year 2004 were open.
Additional capital that we may require in the future may not be available to us or may be available to us only on unfavorable terms.
      Our future capital requirements will depend on many factors, including state regulatory requirements, the financial stability of our reinsurers and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth if the portion of our net proceeds of this offering to be contributed to the capital of our insurance subsidiaries is insufficient to support future operating requirements and/or cover claims. If we had to raise additional capital, equity or debt financing may not be available to us or may be available only on terms that are not favorable. In the case of equity financings, dilution to our shareholders could result and the securities sold may have rights, preferences and privileges senior to the common stock sold in this offering. In addition, under certain circumstances, the sale of our common stock, or securities convertible or exchangeable into shares of our common stock, at a price per share less than the fair value of our common stock may result in an adjustment to the conversion price at which shares of our existing convertible preferred stock may be converted into shares of our common stock. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition or results of operations could be adversely affected.
If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.
      Investment income is an important component of our net income. As of March 31, 2005, our investment portfolio, including cash and cash equivalents, had a carrying value of $407.7 million. For the year ended December 31, 2004, we had $12.2 million of net investment income. Our investment portfolio is managed by an independent asset manager that operates under investment guidelines approved by our board of directors. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.
      Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Changes in interest rates could have an adverse effect on the value of our investment portfolio and future investment income. For example, changes in interest rates can expose us to prepayment risks on mortgage-backed securities included in our investment portfolio. When interest rates fall, mortgage-backed securities are prepaid more quickly than expected and the holder must reinvest the proceeds at lower interest rates. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.
      These and other factors affect the capital markets and, consequently, the value of our investment portfolio and our investment income. Any significant decline in our investment income would adversely affect our revenues and net income and, as a result, increase our shareholders’ deficit and decrease our surplus.
Our business is dependent on the efforts of our senior management and other key employees because of their industry expertise, knowledge of our markets and relationships with the independent agencies that sell our insurance.
      Our success is dependent on the efforts of our senior management and other key employees because of their industry expertise, knowledge of our markets and relationships with our independent agencies. Two of our five executive officers have been with our company for more than 25 years and two others have been with us for more than ten years. Should any members of our senior management or other key employees cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the workers’ compensation insurance industry and the hazardous industries that we target. As a result, our operations may be disrupted and our business may be adversely affected.
AMERISAFE is an insurance holding company and does not have any direct operations.
      AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate. AMERISAFE’s primary assets are the capital stock of these operating subsidiaries. The ability of AMERISAFE to pay dividends to our shareholders depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. See “Business—Regulation—Dividend Limitations.” As a result, at times, AMERISAFE may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock. Based on reported capital and surplus at December 31, 2004, American Interstate would have been permitted under Louisiana insurance law to pay dividends to AMERISAFE in 2005 in an amount up to $11.2 million without approval by the Louisiana Department of Insurance.
      In addition, our ability to pay dividends is subject to restrictions in the articles of incorporation of AMERISAFE that prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock basis equal to the dividend we pay to holders of our common stock. Currently, we do not intend to pay dividends on our common stock.
Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.
      Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. See “Business—Regulation.” Accordingly, the assessments levied on us may increase as we increase our written premium. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on paid losses.
      In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those employers who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for obligations we may have under these pooling arrangements, we may not be successful in estimating our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. We currently participate in mandatory pooling arrangements in 11 states. Our average annual premiums from mandatory pooling arrangements were approximately $5.2 million from 2001 through 2004. Our loss and loss adjustment expenses and assessments for expenses and losses related to these mandatory pooling arrangements caused our combined ratio in these years to increase an average of 0.1%. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.
The outcome of recent insurance industry investigations and regulatory proposals could adversely affect our financial condition and results of operations and cause the price of our common stock to be volatile.
      The insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. Formal and informal inquiries have been made of a large segment of the industry, and a number of companies in the insurance industry have received or may receive subpoenas, requests for information from regulatory agencies or other inquiries relating to these and similar matters. These efforts are expected to result in both enforcement actions and proposals for new state and federal regulation. It is difficult to predict the outcome of these investigations, whether they will expand into other areas not yet contemplated, whether activities and practices currently thought to be lawful will be characterized as unlawful, what form new regulations will have when finally adopted and the impact, if any, of increased regulatory and law enforcement action and litigation on our business and financial condition. We have received and responded to requests for information and other inquiries from the Department of Insurance in each of Arkansas, Delaware and North Carolina and have received no further requests for information.
We may have exposure to losses from terrorism for which we are required by law to provide coverage.
      When writing workers’ compensation insurance policies, we are required by law to provide workers’ compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Notwithstanding the protection provided by reinsurance and the Terrorism Risk Insurance Act of 2002, the risk of severe losses to us from acts of terrorism has not been eliminated because our reinsurance treaty program includes various sub-limits and exclusions limiting our reinsurers’ obligation to cover losses caused by acts of terrorism. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and could adversely affect our business and financial condition. In addition, the Terrorism Risk Insurance Act is set to expire on December 31, 2005, and the U.S. Department of the Treasury has recommended that Congress not extend the law in its current form. If this law is not extended or is extended in a scaled-back form, which is the current proposal by the U.S. Department of the Treasury, reinsurance for losses arising from terrorism may be unavailable or prohibitively expensive, and we may be further exposed to losses arising from acts of terrorism.
Risks Related to Our Common Stock and This Offering
There has been no prior public market for our common stock and, therefore, you cannot be certain that an active trading market or a specific share price will be established.
      Currently, there is no public trading market for our common stock, and it is possible that an active trading market will not develop upon completion of this offering or that the market price of our common stock will decline below the initial public offering price. We intend to apply to have our shares of common stock approved for listing on the Nasdaq National Market under the symbol “AMSF.” The initial public offering price per share will be determined by negotiation among us and the underwriters and may not be indicative of the market price of our common stock after completion of this offering.
The trading price of our common stock may decline after this offering.
      The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including, among others:

•	our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;

•	results of operations that vary from those expected by securities analysts and investors;

•	developments in the healthcare or insurance industries;

•	changes in laws and regulations;

•	announcements of claims against us by third parties; and

•	future sales of our common stock.
      In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may be less than the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them.
Public investors will suffer immediate and substantial dilution as a result of this offering.
      The initial public offering price per share is significantly higher than our pro forma net tangible book value per share of common stock. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of            shares of our common stock at an assumed initial offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of approximately $          in the net tangible book value per share if you purchase common stock in this offering. See “Dilution.” In addition, if you purchase shares in this offering, you will:

•	pay a price per share that substantially exceeds the book value of our assets after subtracting liabilities; and

•	contribute % of the total amount invested to date to fund our company based on an assumed initial offering price to the public of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, but will own only % of the shares of common stock outstanding after completion of this offering.
Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may adversely affect the trading price of our common stock.
      There is no assurance that securities analysts will cover our company after completion of this offering. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of our common stock. The trading market for our common stock will rely in part on the research and reports that securities analysts publish about us or our business. If one or more of the analysts who cover our company downgrades our common stock, the trading price of our common stock may decline rapidly. If one or more of these analysts ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of our common stock to decline. Because of our small market capitalization, it may be difficult for us to attract securities analysts to cover our company, which could adversely affect the trading price of our common stock.
Upon completion of this offering, our principal shareholders will still have the ability to significantly influence our business, which may be disadvantageous to other shareholders and adversely affect the trading price of our common stock.
      Upon completion of this offering and based on the number of shares outstanding as of March 31, 2005, entities affiliated with Welsh Carson Anderson & Stowe, or Welsh Carson, collectively, will beneficially own approximately      % of our outstanding common stock and will possess approximately      % of the total voting power. As a result, these shareholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. In addition, these shareholders may have interests that are different from ours. For example, entities affiliated with Welsh Carson own a substantial interest in AmCOMP Incorporated, which is a workers’ compensation insurance company.
      Our officers, directors and principal shareholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other shareholders. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with significant or controlling shareholders. This concentration could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders and the trading price of our common stock could be adversely affected. See “Principal and Selling Shareholders” for a more detailed description of our share ownership.
Future sales of our common stock may affect the trading price of our common stock and the future exercise of options or the exercise of the conversion rights of our convertible preferred stock may lower our stock price.
      We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the trading price of our common stock. Sales of a substantial number of shares of our common stock in the public market after completion of this offering, or the perception that such sales could occur, may adversely affect the trading price of our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. See “Shares Eligible for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold. Upon completion of this offering, there will be            shares of our common stock outstanding. Moreover,            additional shares of our common stock are issuable upon the full exercise of options granted in connection with this offering and the conversion of shares of our convertible preferred stock. See “Description of Capital Stock.” We and our current directors, our officers and the selling shareholders have entered into 180-day lock-up agreements as described in “Shares Eligible for Future Sale—Lock-Up Agreements.” An aggregate of                      shares of our common stock are subject to these lock-up agreements.

Being a public company will increase our expenses and administrative workload.
      As a public company, we will need to comply with additional laws and regulations, including the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission, or the SEC, and requirements of the Nasdaq National Market. We were not required to comply with these laws and requirements as a private company. Complying with these laws and regulations will require the time and attention of our board of directors and management and will increase our expenses. Among other things, we will need to:

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, principally those relating to disclosure controls and procedures and corporate governance;

•	institute a more comprehensive compliance function; and

•	involve to a greater degree our outside legal counsel and accountants in the above activities.
      In addition, we also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors, particularly directors willing to serve on our audit committee.
We will be exposed to risks relating to evaluations of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with Section 404 by no later than December 31, 2006. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

Anti-takeover provisions in our articles of incorporation and bylaws and under the laws of the states of Louisiana and Texas could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.
      Our articles of incorporation and bylaws contain provisions that may make it more difficult for shareholders to replace or remove directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control of our company that shareholders might consider favorable. Our articles of incorporation and bylaws contain the following provisions that could have an anti-takeover effect:

•	election of our directors is classified, meaning that the members of only one of three classes of our directors are elected each year;

•	shareholders have limited ability to call shareholder meetings and to bring business before a meeting of shareholders;

•	shareholders may not act by written consent, unless the consent is unanimous; and

•	our board of directors may authorize the issuance of preferred stock with such rights, preferences and privileges as the board deems appropriate.
      These provisions may make it difficult for shareholders to replace management and could have the effect of discouraging a future takeover attempt that is not approved by our board of directors, but which individual shareholders might consider favorable.
      We are incorporated in Texas and will be subject to Part 13 of the Texas Business Corporation Act. Under this statute, our ability to enter into a business combination with any affiliated shareholder will be limited. See “Description of Capital Stock—Anti-Takeover Provisions.”
      In addition, two of our three insurance company subsidiaries, American Interstate and Silver Oak Casualty, are incorporated in Louisiana and the other, American Interstate of Texas, is incorporated in Texas. Under Louisiana and Texas insurance law, advance approval by the state insurance department is required for any change of control of an insurer. “Control” is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

CERTAIN IMPORTANT INFORMATION
      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
      In this prospectus:

•	references to the “company,” “we,” “us” or “our” refer to AMERISAFE, Inc. and its subsidiaries, unless the context suggests otherwise; and

•	references to “AMERISAFE” refer solely to AMERISAFE, Inc., unless the context suggests otherwise.
Statistical and Other Data
      This prospectus includes certain statistical and other data with respect to our company, the insurance we provide and our industry derived from publicly available reports and other publications of:

•	A.M. Best Company;

•	Bureau of Labor Statistics; and

•	National Council on Compensation Insurance, Inc.
      These organizations generally use methodologies and conventions that they deem appropriate to measure companies within the relevant industry segment. These organizations generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.
Assumptions
      Unless otherwise stated, all amounts in this prospectus assume no exercise of the underwriters’ over-allotment option and all share amounts for periods following completion of, or giving effect to, this offering assume:

•	an initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus;

•	a -for- reverse stock split prior to completion of this offering;

•	the use of 50% of our net proceeds from this offering, or approximately $ million, to redeem shares of our outstanding Series A preferred stock and approximately $ million to redeem all of our outstanding Series E preferred stock upon completion of this offering; and

•	the exchange of the remaining shares of our outstanding Series A preferred stock for shares of common stock upon completion of this offering.

FORWARD-LOOKING STATEMENTS
      Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus may include forward-looking statements. These statements reflect the current views of our senior management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and the insurance industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
      Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•	the cyclical nature of the workers’ compensation insurance industry;

•	changes in the availability, cost or quality of reinsurance and the failure of our reinsurers to pay claims in a timely manner or at all;

•	greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

•	changes in rating agency policies or practices;

•	negative developments in the workers’ compensation insurance industry;

•	decreased level of business activity of our policyholders;

•	decreased demand for our insurance;

•	increased competition on the basis of coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation;

•	changes in regulations or laws applicable to us, our policyholders or the agencies that sell our insurance;

•	changes in legal theories of liability under our insurance policies;

•	developments in capital markets that adversely affect the performance of our investments;

•	loss of the services of any of our senior management or other key employees;

•	the effects of U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts; and

•	changes in general economic conditions, including inflation and other factors.
      The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS
      We estimate that our net proceeds from this offering will be approximately $           million, based on an assumed initial public offering price of $           per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and our estimated offering expenses. We will use 50% of our net proceeds from this offering, or about $           million, to redeem approximately                      shares of our outstanding Series A preferred stock and approximately $           million to redeem all of our outstanding Series E preferred stock. We intend to use approximately $           million of the remaining net proceeds to contribute capital to our insurance company subsidiaries and approximately $           million for general corporate purposes.
DIVIDEND POLICY
      We currently intend to retain any future earnings to finance our operations and growth. As a result, we do not expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory or other restrictions on the payment of dividends by our subsidiaries to AMERISAFE, and other factors that our board of directors deems relevant.
      AMERISAFE is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our insurance company subsidiaries are regulated insurance companies and therefore are subject to significant regulatory restrictions limiting their ability to declare and pay dividends.
      Our ability to pay dividends is also subject to restrictions set forth in our articles of incorporation, which prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend by us, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock basis equal to the dividend we pay to holders of our common stock.
      For additional information regarding restrictions on the payment of dividends by us and our insurance company subsidiaries, see “Business—Regulation—Dividend Limitations.”

CAPITALIZATION
      The table below sets forth our consolidated capitalization as of March 31, 2005 on an actual basis and on an as adjusted basis giving effect to:

•	the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses;

•	a -for- reverse stock split prior to completion of this offering;

•	the use of $ million, or 50% of our net proceeds from this offering, to redeem shares of our outstanding Series A preferred stock and approximately $ million to redeem all of our outstanding Series E preferred stock upon completion of this offering;

•	the exchange of the remaining shares of our outstanding Series A preferred stock for shares of common stock upon completion of this offering; and

•	shares of restricted stock that we intend to grant to our non-employee directors upon completion of this offering.

	As of March 31, 2005

	Actual	As Adjusted

	(Unaudited)
	(In thousands, except
	share data)
Subordinated debt securities	$36,090		$36,090
Redeemable preferred stock:
Series A preferred stock, par value $0.01 per share, $100 per share redemption value, 1,500,000 shares authorized; 833,496 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	83,350		—
Series C convertible preferred stock, par value $0.01 per share, $100 per share redemption value, 300,000 shares authorized; 300,000 shares issued and outstanding, actual and as adjusted	30,000		30,000
Series D convertible preferred stock, par value $0.01 per share, $100 per share redemption value, 200,000 shares authorized; 200,000 shares issued and outstanding, actual and as adjusted	20,000		20,000

	133,350		50,000
Shareholders’ deficit:
Series E preferred stock, par value $0.01 per share, $100 per share redemption value, 500,000 shares authorized; 26,712 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	2,671		—
Common stock, par value $0.01 per share, 100,000,000 shares authorized; 21,581,864 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	216
Additional paid-in capital	—
Retained deficit	(51,001)
Accumulated other comprehensive income	6,710

Total shareholders’ deficit	(41,404)

Total capitalization	$128,036	$

DILUTION
      Our net tangible book value as of March 31, 2005 is presented below on a pro forma basis, assuming:

•	the use of $ million, or 50% of our net proceeds from this offering, based on the assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, to redeem shares of our outstanding Series A preferred stock and approximately $ million to redeem all of our outstanding Series E preferred stock;

•	the exchange of the remaining shares of our outstanding Series A preferred stock for shares of our common stock; and

•	the issuance of shares of restricted stock to our non-employee directors upon completion of this offering.
      As of March 31, 2005, our pro forma net tangible book value was $           million, or $           per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding. After giving effect to the issuance of                      shares of our common stock at the assumed initial public offering price of $           per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and the application of the estimated net proceeds therefrom, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of March 31, 2005 would have been $           million, or $           per share of common stock. This amount represents an immediate increase of $           per share to our existing shareholders and an immediate dilution of $           per share from the assumed initial public offering price of $           per share issued to new investors purchasing shares offered hereby. The table below illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2005	$
Increase in pro forma net tangible book value per share attributable to this offering	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

      The table below sets forth, as of March 31, 2005, the number of shares of our common stock issued (assuming the use of $           million, or 50% of our net proceeds from this offering, to redeem                      shares of our outstanding Series A preferred stock and approximately $           million to redeem all of our outstanding Series E preferred stock, the exchange of the remaining shares of our outstanding Series A preferred stock for                      shares of our common stock, and the issuance of                      shares of restricted stock to our non-employee directors upon completion of this offering), the total consideration paid and the average price per share paid by (a) our existing shareholders, and (b) our new investors, after giving effect to the issuance of                      shares of common stock in this offering at the assumed initial public offering price, before deducting underwriting discounts and commissions and our estimated offering expenses, of $           per share.

	Shares Issued		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders
New investors
Total
      This table does not give effect to:

•	shares that may be issued pursuant to stock options we intend to grant to our executive officers and other employees upon completion of this offering, at an exercise price equal to the initial public offering price; and

•	additional shares available for future issuance under our equity incentive plans.

SELECTED FINANCIAL INFORMATION
      The following income statement data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 were derived from our consolidated financial statements included elsewhere in this prospectus. The income statement data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 were derived from our audited consolidated financial statements, which are not included in this prospectus. The income statement data for the three-month periods ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2004 and 2005 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Income Statement Data
Gross premiums written	$345,027	$204,752	$185,093	$223,590	$264,962	$68,992	$71,575
Ceded premiums written	(80,076)	(49,342)	(26,563)	(27,600)	(21,951)	(4,893)	(4,835)

Net premiums written	$264,951	$155,410	$158,530	$195,990	$243,011	$64,099	$66,740

Net premiums earned	$187,106	$170,782	$163,257	$179,847	$234,733	$52,312	$61,917
Net investment income	9,372	9,935	9,419	10,106	12,217	2,641	3,718
Net realized gains (losses) on investments	(773)	491	(895)	316	1,421	310	227
Fee and other income	2,520	1,367	2,082	462	589	143	162

Total revenues	198,225	182,575	173,863	190,731	248,960	55,406	66,024

Loss and loss adjustment expenses incurred	109,536	123,386	121,062	129,250	174,186	37,475	45,918
Underwriting and certain other operating costs(1)	23,334	23,364	22,674	23,062	28,987	6,585	8,344
Commissions	16,121	14,351	9,189	11,003	14,160	3,168	3,806
Salaries and benefits	20,253	17,148	16,541	15,037	15,034	3,810	2,800
Policyholder dividends	7,156	2,717	156	736	1,108	338	171
Interest expense	797	735	498	203	1,799	142	640

Total expenses	177,197	181,701	170,120	179,291	235,274	51,518	61,679

Income before taxes	21,028	874	3,743	11,440	13,686	3,888	4,345
Income tax expense (benefit)	7,001	(395)	(1,438)	2,846	3,129	997	1,108

Net income	$14,027	$1,269	$5,181	$8,594	$10,557	$2,891	$3,237

Payment-in-kind preferred dividends	(8,229)	(8,820)	(9,453)	(10,133)	(9,781)	(2,645)	(2,340)

Net income (loss) available to common shareholders	$5,798	$(7,551)	$(4,272)	$(1,539)	$776	$246	$897

Portion allocable to common shareholders(2)	65.3%	100.0%	100.0%	100.0%	70.2%	65.3%	75.8%
Net income (loss) allocable to common shareholders	$3,784	$(7,551)	$(4,272)	$(1,539)	$545	$161	$680

Diluted earnings per common share equivalent	$0.18	$(0.58)	$(0.33)	$(0.12)	$0.03	$0.01	$0.03
Diluted weighted average of common share equivalents outstanding	21,581,864	12,967,104	12,967,104	12,967,104	18,380,132	21,581,864	21,581,864

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

Selected Insurance Ratios
Current accident year loss ratio(3)	57.1%	66.9%	71.8%	70.6%	68.5%	67.0%	69.8%
Prior accident year loss ratio(4)	1.4%	5.3%	2.4%	1.3%	5.7%	4.6%	4.4%

Net loss ratio	58.5%	72.2%	74.2%	71.9%	74.2%	71.6%	74.2%

Net underwriting expense ratio(5)	31.9%	32.1%	29.7%	27.3%	24.8%	25.9%	24.2%
Net dividend ratio(6)	3.8%	1.6%	0.1%	0.4%	0.5%	0.6%	0.3%
Net combined ratio(7)	94.2%	105.9%	104.0%	99.6%	99.5%	98.1%	98.7%

	As of December 31,					As of March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$44,914	$44,270	$44,677	$49,815	$25,421	$54,909	$26,356
Investments	145,439	148,305	205,315	257,729	364,868	272,311	381,312
Amounts recoverable from reinsurers	327,172	298,451	214,342	211,774	198,977	197,057	189,698
Premiums receivable, net	122,450	104,907	95,291	108,380	114,141	122,389	124,115
Deferred income taxes	11,807	14,716	11,372	12,713	15,624	14,435	16,634
Deferred policy acquisition costs	14,038	11,077	9,505	11,820	12,044	12,933	16,533
Deferred charges	3,681	2,588	1,997	2,987	3,054	3,365	3,182
Total assets	685,308	645,474	603,801	678,608	754,187	694,196	778,553
Reserves for loss and loss adjustment expenses	379,824	383,032	346,542	377,559	432,880	378,447	442,554
Unearned premiums	107,418	92,047	87,319	103,462	111,741	115,249	116,564
Insurance-related assessments	25,522	25,964	23,743	26,133	29,876	27,825	32,544
Debt	9,500	9,000	8,000	16,310	36,090	16,310	36,090
Redeemable preferred stock(8)	112,061	116,520	121,300	126,424	131,916	127,761	133,350
Shareholders’ deficit(9)	(26,913)	(10,980)	(25,100)	(20,652)	(42,862)	(19,326)	(41,404)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	Reflects the participation rights of the Series C and Series D convertible preferred stock. See Note 15 to our audited financial statements.

(3)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(4)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(5)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(6)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(7)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(8)	Includes our Series A preferred stock and Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of our company.

(9)	In 1997, we entered into a recapitalization transaction with Welsh Carson that resulted in a $164.2 million charge to retained earnings. See Note 1 to our audited financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the caption “Risk Factors.” These factors could cause our actual results in 2005 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”
Overview
      AMERISAFE is a holding company that markets and underwrites workers’ compensation insurance through its subsidiaries. Workers’ compensation insurance covers statutorily prescribed benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our business strategy is focused on providing this coverage to small to mid-sized employers engaged in hazardous industries, principally construction, trucking and logging. Employers engaged in hazardous industries pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Hazardous industry employers also tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We provide proactive safety reviews of employers’ workplaces. These safety reviews are a vital component of our underwriting process and also promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns or aberrations that cause underwriting, safety or fraud concerns. We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.
      We actively market our insurance in 29 states and the District of Columbia through independent agencies, as well as through our wholly owned insurance agency subsidiary and are licensed in an additional 16 states and the U.S. Virgin Islands.
      We review our results of operations using various measures of growth, profitability, leverage and capital adequacy. Growth is measured in terms of changes in gross and net premiums written. Profitability is measured using net income (loss), underwriting and certain other operating costs, commissions, salaries and benefits and combined ratios. We evaluate leverage using both a debt-to-capital ratio that measures the financial leverage of our company on a consolidated basis, and a net premiums written-to-surplus ratio that measures the operating leverage of our insurance company subsidiaries. We evaluate capital adequacy using rating agency methodologies, which measure our insurance subsidiaries’ capital and surplus based on various factors, principally credit quality and loss reserve adequacy.
      Investment income is an important part of our business. Because the period of time between our receipt of premiums and the ultimate settlement of claims is often over several years, we are able to invest cash from premiums for significant periods of time. As a result, we are able to generate more investment income from our premiums as compared to insurance companies that operate in many other lines of business. From January 1, 2002 to December 31, 2004, our investment portfolio, including cash and cash equivalents, increased from $192.6 million to $390.3 million and produced net investment income of $9.4 million, $10.1 million and $12.2 million in 2002, 2003 and 2004, respectively.
      The use of reinsurance is an important component of our business strategy. We purchase reinsurance to protect us from the impact of large losses. Our reinsurance program for 2005 includes ten reinsurers that provide coverage to us in excess of a certain specified loss amount, or retention level. Under our reinsurance program, we pay our reinsurers a percentage of our gross premiums earned and, in turn, the reinsurers assume an allocated portion of losses for the year. Under our current reinsurance program, we retain the first $1.0 million of each loss occurrence. For losses between $1.0 million and $5.0 million, we have an annual aggregate deductible of approximately $5.6 million. After the deductible is satisfied, we retain 10.0% of each loss occurrence between $1.0 million and $5.0 million. As losses are incurred and recorded, we record amounts recoverable from reinsurers for the portion of the losses ceded to our reinsurers.
      With limited exceptions, we historically have retained a significant amount of losses under our reinsurance programs. From 1998 through 2000, we substantially lowered our retention to approximately $18,000 per year, which means that we ceded a greater portion of our premiums to our reinsurers. The effect of these lower retention levels was a significant increase in the amount of estimated losses assumed by our reinsurers. In addition, our amounts recoverable from reinsurers increased, reaching a high of $360.9 million at March 31, 2001. In 2001, we increased our retention level to $500,000, and maintained that retention level in 2002 and 2003. In 2004, we further increased our retention level to $1.0 million. As a result of these increases, our amounts recoverable from reinsurers have decreased to $189.7 million as of March 31, 2005.
      Our most significant balance sheet liability is our reserve for loss and loss adjustment expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of future claims, length of time to achieve ultimate settlement of claims, inflation of medical costs and wages, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings. We use both internal resources and the services of an independent casualty actuarial firm to develop and monitor our loss reserve estimates. We increased our estimates for prior year loss reserves by $3.9 million, $2.3 million and $13.4 million for 2002, 2003 and 2004, respectively. These increased estimates decreased our net income in 2002, 2003 and 2004 by approximately $2.5 million, $1.5 million and $8.7 million, respectively.
      The workers’ compensation insurance industry is cyclical in nature and influenced by many factors, including price competition, medical cost increases, natural and man-made disasters, changes in interest rates, changes in state laws and regulations and general economic conditions. A hard market cycle in our industry is characterized by decreased competition that results in higher premium rates, more restrictive policy coverage terms and lower commissions paid to agencies. In contrast, a soft market cycle is characterized by increased competition that results in lower premium rates, expanded policy coverage terms and higher commissions paid to agencies. We believe that the workers’ compensation insurance industry is slowly transitioning to a more competitive market environment. Our strategy across market cycles is to maintain premium rates, deploy capital judiciously, manage our expenses and focus on underserved markets within our target industries that we believe will provide opportunities for greater returns.

Principal Revenue and Expense Items
      Our revenues consist primarily of the following:
      Net Premiums Earned. Net premiums earned is the earned portion of our net premiums written. Net premiums written is equal to gross premiums written less premiums ceded to reinsurers. Gross premiums written includes the estimated annual premiums from each insurance policy we write in our voluntary and assigned risk businesses during a reporting period based on the policy effective date or the date the policy is bound, whichever is later, as well as assumed reinsurance premiums from mandatory pooling arrangements.
      Premiums are earned on a daily pro rata basis over the term of the policy. At the end of each reporting period, premiums written that are not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy. Our insurance policies typically have a term of one year. Thus, for a one-year policy written on July 1, 2004 for an employer with constant payroll during the term of the policy, we would earn half of the premiums in 2004 and the other half in 2005.
      Net Investment Income and Net Realized Gains and Losses on Investments. We invest our statutory surplus funds and the funds supporting our insurance liabilities in fixed maturity and equity securities. In addition, a portion of these funds are held in cash and cash equivalents to pay current claims. Our net investment income includes interest and dividends earned on our invested assets. We assess the performance of our investment portfolio using a standard tax equivalent yield metric. Net realized gains and losses on our investments are reported separately from our net investment income. Net realized gains occur when our investment securities are sold for more than their costs or amortized costs, as applicable. Net realized losses occur when our investment securities are sold for less than their costs or amortized costs, as applicable, or are written down as a result of an other-than-temporary impairment. We classify all of our fixed maturity securities, other than redeemable preferred stock, as held-to-maturity, and all of our equity securities and redeemable preferred stock as available-for-sale. Net unrealized gains (losses) on our equity securities and redeemable preferred stock are reported separately within accumulated other comprehensive income on our balance sheet.
      We evaluate the return on our investment portfolio using tax-equivalent yield. Municipal bonds, which are tax-exempt, are grossed up by our marginal federal tax rate of 35% to express yield on the same basis as taxable securities.
      Fee and Other Income. We recognize commission income earned on policies issued by other carriers that are sold by our wholly owned insurance agency subsidiary as the related services are performed. We also recognize a small portion of interest income from mandatory pooling arrangements in which we participate.
      Our expenses consist primarily of the following:
      Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred represents our largest expense item and, for any given reporting period, includes estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending and servicing claims. These expenses fluctuate based on the amount and types of risks we insure. We record loss and loss adjustment expenses related to estimates of future claim payments based on case-by-case valuations and statistical analyses. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. It is typical for our more serious claims to take several years to settle and we continually revise our estimates as we receive additional information about the condition of injured employees. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our insurance policies is a critical factor in our profitability.

      Underwriting and Certain Other Operating Costs. Underwriting and certain other operating costs are those expenses that we incur to underwrite and maintain the insurance policies we issue. These expenses include state and local premium taxes and fees and other operating costs, offset by commissions we receive from reinsurers under our reinsurance treaty program. We pay state and local taxes, licenses and fees, assessments and contributions to state workers’ compensation security funds based on premiums. In addition, other operating costs include general and administrative expenses, excluding commissions and salaries and benefits, incurred at both the insurance company and corporate levels.
      Commissions. We pay commissions to the independent agencies that sell our insurance based on premiums collected from policyholders.
      Salaries and Benefits. We pay salaries and provide benefits to our employees.
      Policyholder Dividends. In limited circumstances, we pay dividends to policyholders in particular states as an underwriting incentive.
      Interest Expense. Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rate.
      Income Tax Expense. We incur federal, state and local income tax expense.
Critical Accounting Policies
      It is important to understand our accounting policies in order to understand our financial statements. Management considers some of these policies to be very important to the presentation of our financial results because they require us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of our assets, liabilities, revenues and expenses and the related disclosures. Some of the estimates result from judgments that can be subjective and complex and, consequently, actual results in future periods might differ from these estimates.
      Management believes that the most critical accounting policies relate to the reporting of reserves for loss and loss adjustment expenses, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from reinsurers, assessments, deferred policy acquisition costs, deferred income taxes and the impairment of investment securities.
      The following is a description of our critical accounting policies.
      Reserves for Loss and Loss Adjustment Expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Our reserves for loss and loss adjustment expenses are estimated using case-by-case valuations and statistical analyses. In establishing these estimates, we make various assumptions regarding a number of factors, including frequency and severity of future claims, length of time to achieve ultimate settlement of claims, projected inflation of medical costs and wages, insurance policy coverage interpretations and jury determinations. We also consider estimates of our reserves prepared by our independent actuaries using various standard actuarial techniques. Due to the inherent uncertainty associated with the cost of open and unreported claims, our actual liabilities may be different from our original estimates. On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether further adjustments are required. Any resulting adjustments are included in the current period’s results. Additional information regarding our reserves for loss and loss adjustment expenses can be found in “Business—Loss Reserves.”
      Amounts Recoverable from Reinsurers. Amounts recoverable from reinsurers represent the portion of our paid and unpaid loss and loss adjustment expenses that are assumed by reinsurers. These amounts are separately reported on our balance sheet as assets and do not reduce our reserves for loss and loss adjustment expenses because reinsurance does not relieve us of liability to our policyholders. We are required to pay claims even if a reinsurer fails to pay us under the terms of a reinsurance contract. We calculate amounts recoverable from reinsurers based on our estimates of the underlying loss and loss adjustment expenses, as well as the terms and conditions of our reinsurance contracts, which could be subject to interpretation. In addition, we bear credit risk with respect to our reinsurers, which can be significant because some of the unpaid loss and loss adjustment expenses for which we have reinsurance coverage remain outstanding for extended periods of time.
      Assessments. We are subject to various assessments and premium surcharges related to our insurance activities, including assessments and premium surcharges for state guaranty funds and second injury funds. Assessments based on premiums are generally paid one year after the calendar year in which the policies are written. Assessments based on losses are generally paid within one year of when claims are paid by us. State guaranty fund assessments are used by state insurance oversight agencies to pay claims of policyholders of impaired, insolvent or failed insurance companies and the operating expenses of those agencies. Second injury funds are used by states to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. In some states, these assessments and premium surcharges may be partially recovered through a reduction in future premium taxes.
      Deferred Policy Acquisition Costs. We defer commission expenses, premium taxes and certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. In calculating deferred policy acquisition costs, these costs are limited to their estimated realizable value, which gives effect to the premiums to be earned, anticipated losses and settlement expenses and certain other costs we expect to incur as the premiums are earned, less related net investment income. Judgments as to the ultimate recoverability of these deferred policy acquisition costs are highly dependent upon estimated future profitability of unearned premiums. If the unearned premiums were less than our expected claims and expenses after considering investment income, we would reduce the deferred costs.
      Deferred Income Taxes. We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a tax rate change impacts our net income or loss in the reporting period that includes the enactment date of the tax rate change.
      In assessing whether our deferred tax assets will be realized, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.
      Impairment of Investment Securities. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below our cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. Some of the factors we consider include:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.
Results of Operations
      The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations.

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Income Statement Data
Gross premiums written	$185,093	$223,590	$264,962	$68,992	$71,575
Ceded premiums written	(26,563)	(27,600)	(21,951)	(4,893)	(4,835)

Net premiums written	$158,530	$195,990	$243,011	$64,099	$66,740

Net premiums earned	$163,257	$179,847	$234,733	$52,312	$61,917
Net investment income	9,419	10,106	12,217	2,641	3,718
Net realized gains (losses) on investments	(895)	316	1,421	310	227
Fee and other income	2,082	462	589	143	162

Total revenues	173,863	190,731	248,960	55,406	66,024

Loss and loss adjustment expenses incurred	121,062	129,250	174,186	37,475	45,918
Underwriting and certain other operating costs(1)	22,674	23,062	28,987	6,585	8,344
Commissions	9,189	11,003	14,160	3,168	3,806
Salaries and benefits	16,541	15,037	15,034	3,810	2,800
Policyholder dividends	156	736	1,108	338	171
Interest expense	498	203	1,799	142	640

Total expenses	170,120	179,291	235,274	51,518	61,679

Income before taxes	3,743	11,440	13,686	3,888	4,345
Income tax expense (benefit)	(1,438)	2,846	3,129	997	1,108

Net income	$5,181	$8,594	$10,557	$2,891	$3,237

Selected Insurance Ratios
Current accident year loss ratio(2)	71.8%	70.6%	68.5%	67.0%	69.8%
Prior accident year loss ratio(3)	2.4%	1.3%	5.7%	4.6%	4.4%

Net loss ratio	74.2%	71.9%	74.2%	71.6%	74.2%

Net underwriting expense ratio(4)	29.7%	27.3%	24.8%	25.9%	24.2%
Net dividend ratio(5)	0.1%	0.4%	0.5%	0.6%	0.3%
Net combined ratio(6)	104.0%	99.6%	99.5%	98.1%	98.7%

	As of December 31,			As of March 31,

	2002	2003	2004	2004	2005

	(In thousands)			(Unaudited)
Balance Sheet Data
Cash and cash equivalents	$44,677	$49,815	$25,421	$54,909	$26,356
Investments	205,315	257,729	364,868	272,311	381,312
Amounts recoverable from reinsurers	214,342	211,774	198,977	197,057	189,698
Premiums receivable, net	95,291	108,380	114,141	122,389	124,115
Deferred income taxes	11,372	12,713	15,624	14,435	16,634
Deferred policy acquisition costs	9,505	11,820	12,044	12,933	16,533
Deferred charges	1,997	2,987	3,054	3,365	3,182
Total assets	603,801	678,608	754,187	694,196	778,553
Reserves for loss and loss adjustment expenses	346,542	377,559	432,880	378,447	442,554
Unearned premiums	87,319	103,462	111,741	115,249	116,564
Insurance-related assessments	23,743	26,133	29,876	27,825	32,544
Debt	8,000	16,310	36,090	16,310	36,090
Redeemable preferred stock(7)	121,300	126,424	131,916	127,761	133,350
Shareholders’ deficit(8)	(25,100)	(20,652)	(42,862)	(19,326)	(41,404)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(3)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(4)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(5)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(6)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(7)	Includes our Series A preferred stock and Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of our company.

(8)	In 1997, we entered into a recapitalization transaction with Welsh Carson that resulted in a $164.2 million charge to retained earnings. See Note 1 to our audited financial statements.
Overview of Operating Results

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004
      Gross Premiums Written. Gross premiums written for the three months ended March 31, 2005 were $71.6 million, compared to $69.0 million for the same period in 2004, an increase of 3.7%. The increase is attributable to positive premium adjustments related to payroll audits, which are written and earned in the same period, and, to a lesser extent, an increase in our assigned risk business.
      Net Premiums Written. Net premiums written for the three months ended March 31, 2005 were $66.7 million, compared to $64.1 million for the same period in 2004, an increase of 4.1%. The increase is attributable to growth in gross premiums written combined with a slight decrease in the percentage of premiums ceded to reinsurers from 7.1% of gross premiums written for the three months ended March 31, 2004 to 6.8% for the three months ended March 31, 2005.
      Net Premiums Earned. Net premiums earned for the three months ended March 31, 2005 were $61.9 million, compared to $52.3 million for the same period in 2004, an increase of 18.4%. This increase was the result of an increase in premiums written in 2004, which resulted in a higher relative release of earnings in the first quarter of 2005.
      Net Investment Income. Net investment income for the three months ended March 31, 2005 was $3.7 million, compared to $2.6 million for the same period in 2004, an increase of 40.8%. The change was attributable to an increase in our investment portfolio from an average of $317.9 million for the three months ended March 31, 2004 to an average of $399.0 million for the three months ended March 31, 2005. In addition, the tax-equivalent yield on our investment portfolio increased to 4.6% per annum for the three months ended March 31, 2005, as compared to 3.5% per annum for the three months ended March 31, 2004.
      Net Realized Gains on Investments. Net realized gains on investments for the three months ended March 31, 2005 totaled $227,000, compared to $310,000 for the same period in 2004, a decrease of 26.8%. The decrease was attributable to the timing of the sale of equity securities in accordance with our investment guidelines.
      Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred totaled $45.9 million for the three months ended March 31, 2005, as compared to $37.5 million for the three months ended March 31, 2004, which represents a 22.5% increase. This increase was driven by a growth in net premiums earned of 18.4%, and an increase in losses incurred related to the 2003 and 2004 accident years. The increase in losses incurred in the 2003 and 2004 accident years resulted primarily from claim settlements in excess of our established case reserves and increased estimates in reserves for those accident years. The increases in our case reserves resulted from new information gained by our field case managers in the normal course of adjusting claims. In the aggregate, adjustments to our reserves for the 2003 and 2004 accident years increased our net incurred losses for the three months ended March 31, 2005 by $5.0 million. However, net adjustments for accident years prior to 2003 decreased by $2.3 million. The net adjustment for all prior accident years was a $2.7 million increase to loss and loss adjustment expenses incurred for the three months ended March 31, 2005, as compared to a $2.4 million increase for the three months ended March 31, 2004.
      Underwriting and Certain Other Operating Costs. Underwriting and certain other operating costs for the three months ended March 31, 2005 were $15.0 million, compared to $13.6 million for the same period in 2004, an increase of 10.2%. The increase was attributable to increases in variable expenses such as premium taxes and loss-based assessments, as well as a decrease in our reinsurance ceding commission, which acts as an offset to underwriting expenses. Our expense ratio, however, decreased from 25.9% for the three months ended March 31, 2004 to 24.2% for the same period in 2005.
      Interest Expense. Interest expense for the three months ended March 31, 2005 was $640,000, compared to $142,000 for the same period in 2004. The increase was attributable to the issuance of $25.8 million of subordinated notes in April 2004, the proceeds of which were used to redeem outstanding shares of our Series E preferred stock. In addition, the average cost of our weighted average borrowings increased to 6.6% per annum for the three months ended March 31, 2005, as compared to 5.3% per annum for the same period in 2004.
      Income Tax Expense. Income tax expense for the three months ended March 31, 2005 was $1.1 million, compared to $1.0 million for the same period in 2004, an increase of 11.1%. The increase was attributable to an increase in pre-tax income of 11.7%. The effective tax rate was 25.5% and 25.6% for the three months ended March 31, 2005 and March 31, 2004, respectively.

     Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Gross Premiums Written. Gross premiums written for the year ended December 31, 2004 were $265.0 million, compared to $223.6 million in 2003, an increase of 18.5%. The increase was attributable to increased premium rates, growth in both new and renewal business and positive premium adjustments related to payroll audits.
      Net Premiums Written. Net premiums written for the year ended December 31, 2004 were $243.0 million, compared to $196.0 million for the same period in 2003, an increase of 24.0%. The increase was attributable to growth in gross premiums written and a decrease in premiums ceded to reinsurers from $27.6 million in 2003 to $22.0 million in 2004 resulting from increased retention levels under our reinsurance treaty program in 2004 as compared to 2003.
      Net Premiums Earned. Net premiums earned for the year ended December 31, 2004 were $234.7 million, compared to $179.8 million for the same period in 2003, an increase of 30.5%. The increase was attributable to the growth in gross and net premiums written and an increase in the percentage of policies written in the first half of 2004 as compared to the first half of 2003.
      Net Investment Income. Net investment income for the year ended December 31, 2004 was $12.2 million, compared to $10.1 million for the same period in 2003, an increase of 20.9%. The increase was attributable to the growth in our investment portfolio from an average of $278.8 million in 2003 to an average of $348.9 million in 2004, an increase of 25.2%. The growth in our investment portfolio resulted primarily from our cash flows from operations, which totaled $91.9 million in 2004. In addition, the tax-equivalent yield on our investment portfolio increased from 4.0% per annum for the year ended December 31, 2003 to 4.2% per annum for 2004.
      Net Realized Gains on Investments. Net realized gains on investments for the year ended December 31, 2004 totaled $1.4 million, compared to $316,000 for the same period in 2003. The increase was due to $1.2 million in gains from the sale of equity securities in our investment portfolio.
      Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred increased to $174.2 million for the year ended December 31, 2004 from $129.3 million for the year ended December 31, 2003, an increase of 34.8%. The increase resulted from a growth in net premiums earned of 30.5%, and an increase in loss and loss adjustment expenses incurred for prior accident years, from $2.3 million in 2003 to $13.4 million in 2004. The increase for prior accident years related primarily to the 2002 accident year, which increased by $9.4 million. The unfavorable development in 2002 was the result of claim settlements in excess of our established case reserves and increased estimates in our reserves for that accident year.
      Underwriting and Certain Other Operating Costs. Underwriting and certain other operating costs for the year ended December 31, 2004 were $58.2 million, compared to $49.1 million for the same period in 2003, an increase of 18.4%. The increase was caused by the 30.5% increase in net premiums earned, which caused premium-related expenses, principally mandatory pooling arrangement fees, bad debt expenses, premium taxes and premium-based assessments, to increase. In addition, there was a decrease in commissions received from our reinsurers related to premiums ceded, which commissions are netted against our underwriting and certain other operating costs, from $7.3 million in 2003 to $4.8 million in 2004. Our expense ratio in 2004 was 24.8% compared to 27.3% in 2003.
      Interest Expense. Interest expense for the year ended December 31, 2004 was $1.8 million, compared to $203,000 for the same period in 2003. The increase was attributable to the issuance of $10.3 million of subordinated notes in December 2003, the issuance of $25.8 million of subordinated notes in April 2004 and an increase in interest rates. The increase in interest expense was partially offset by the repayment of $6.0 million of other long-term debt. The average cost of our weighted average borrowings increased to 4.8% per annum in 2004, as compared to 2.9% per annum in 2003.

      Income Tax Expense. Income tax expense for the year ended December 31, 2004 was $3.1 million, compared to $2.8 million for the same period in 2003, an increase of 9.9%. As a percentage of pre-tax income, our effective income tax rate decreased from 24.9% in 2003 to 22.9% in 2004. The decrease in the effective rate resulted from a larger percentage of tax-exempt fixed maturity securities in our investment portfolio in 2004 and a positive adjustment to our prior year’s tax liability.
     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Gross Premiums Written. Gross premiums written for the year ended December 31, 2003 were $223.6 million, compared to $185.1 million for the same period in 2002, an increase of 20.8%. The increase was primarily attributable to an increase in new voluntary business and, to a lesser extent, increased premium rates.
      Net Premiums Written. Net premiums written for the year ended December 31, 2003 were $196.0 million, compared to $158.5 million for the same period in 2002, an increase of 23.6%. The growth in net premiums written is attributable to the increase in gross premiums written.
      Net Premiums Earned. Net premiums earned for the year ended December 31, 2003 were $179.8 million, compared to $163.3 million for the same period in 2002, an increase of 10.2%. The increase was attributable to the growth in gross and net premiums written, offset by an increase in premiums ceded to reinsurers and a decrease in the percentage of policies written in the first half of 2003 as compared to the first half of 2002.
      Net Investment Income. Net investment income for the year ended December 31, 2003 was $10.1 million, compared to $9.4 million for the same period in 2002, an increase of 7.3%. The increase was due to an increase in our average investment portfolio from $221.3 million in 2002 to $278.8 million in 2003 resulting from increased cash flow from operations, and an increase in the yield on our investment portfolio from 3.5% per annum in 2002 to 4.0% per annum in 2003.
      Net Realized Gains (Losses) on Investments. Net realized gains on investments for the year ended December 31, 2003 were $316,000, compared to net realized losses on investments of $895,000 for the same period in 2002. This change resulted from the sale of several of our investments at a loss in 2002.
      Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred increased to $129.2 million for the year ended December 31, 2003 from $121.1 million for the year ended December 31, 2002, an increase of 6.8%. The increase was driven by a growth in net premiums earned of 10.2%, offset by a decrease in our net loss ratio from 74.2% in 2002 to 71.9% in 2003. This decrease in our net loss ratio was due to a decrease in our loss and loss adjustment expenses incurred in 2003 related to current and prior accident years.
      Underwriting and Certain Other Operating Costs. Underwriting and certain other operating costs for the year ended December 31, 2003 were $49.1 million, compared to $46.8 million for the same period in 2002, an increase of 4.9%. The increase was caused by the 10.2% increase in net premiums earned, which caused premium-related expenses, principally premium taxes, mandatory pooling arrangement fees and assessments to increase. Offsetting the increase was a recovery of $800,000 of legal fees through the settlement of a dispute with a building contractor. Our expense ratio in 2003 was 27.3%, compared to a ratio of 29.7% in 2002.
      Interest Expense. Interest expense for the year ended December 31, 2003 was $203,000, compared to $498,000 for the same period in 2002, a decrease of 59.2%. The decrease was the result of a decrease in the average cost of our weighted average borrowings from 3.9% per annum in 2002 to 2.9% per annum in 2003.
      Income Tax Expense. Income tax expense for the year ended December 31, 2003 was $2.8 million, compared to a $1.4 million income tax benefit for the same period in 2002. Income tax expense for 2002 was positively impacted by $1.1 million from tax method changes for prior years.

Liquidity and Capital Resources
      Our principal sources of operating funds are premiums, investment income and proceeds from sales and maturities of investments. Our primary uses of operating funds include payments of claims and operating expenses. Currently, we pay claims using cash flow from operations and invest our excess cash in fixed maturity and equity securities.
      We seek to structure our investment portfolio so that investments mature in reasonable relation to our current expectations of future claims. We forecast claim payments based on our historical trends. The fixed maturity securities in our investment portfolio as of March 31, 2005 had an effective duration of 3.5 years, with individual maturities extending out to 30 years.
      We seek to manage the funding of claim payments by actively managing available cash and forecasting cash flows on a short- and long-term basis. We also manage our cash by purchasing reinsurance to protect us against severe claims and catastrophic events. Effective January 1, 2005, our reinsurance program provides us with reinsurance coverage for each loss occurrence in excess of $1.0 million, up to $30.0 million, subject to applicable deductibles and retentions. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to a maximum of $10.0 million, subject to applicable deductibles and retentions. We have an annual aggregate deductible of approximately $5.6 million for losses between $1.0 million and $5.0 million. After the deductible is satisfied, we retain 10.0% of each loss occurrence between $1.0 million and $5.0 million. Based on our estimates of future claims, we believe we are sufficiently capitalized to retain the first $1.0 million of each loss occurrence.
      Net cash provided by operating activities was $16.0 million for the three months ended March 31, 2005, as compared to $18.8 million for the same period in 2004. For the first quarter of 2005, major components of cash provided by operating activities were net premiums collected of $60.4 million and amounts recovered from reinsurers of $9.6 million, offset by claim payments of $38.4 million and operating expenditures of $15.6 million. Major components of cash provided by operating activities in the first quarter of 2004 were net premiums collected of $56.2 million and amounts recovered from reinsurers of $16.6 million, offset by claim payments of $37.2 million and operating expenditures of $16.8 million.
      Net cash provided by operating activities was $91.9 million for the year ended December 31, 2004, $50.5 million for the year ended December 31, 2003 and $54.3 million for the year ended December 31, 2002. Major components of cash provided by operating activities in 2004 were net premiums collected of $259.0 million and amounts recovered from reinsurers of $51.7 million, offset by claim payments of $151.2 million and operating expenditures of $67.6 million. Major components of cash provided by operating activities in 2003 were net premium collected of $213.1 million and amounts recovered from reinsurers of $61.3 million, offset by claim payments of $155.5 million and operating expenditures of $68.4 million. Major components of cash provided by operating activities in 2002 were net premiums collected of $193.4 million and amounts recovered from reinsurers of $103.8 million, offset by claim payments of $173.4 million and operating expenditures of $69.5 million.
      Net cash used by investing activities was $15.0 million for the three months ended March 31, 2005, as compared to $13.7 million for the same period in 2004. For the first quarter of 2005, investment purchases totaled $25.9 million, proceeds from sales and maturities of investments totaled $11.3 million, and purchases of real estate, furniture, fixtures and equipment totaled $0.4 million. For the first quarter of 2004, investment purchases totaled $22.2 million, proceeds from sales and maturities of investments totaled $8.5 million and purchases of real estate, furniture, fixtures and equipment totaled $0.1 million.
      Net cash used by investing activities was $109.0 million for the year ended December 31, 2004, $53.6 million for the year ended December 31, 2003 and $52.9 million for the year ended December 31, 2002. In 2004, investment purchases totaled $145.3 million, proceeds from sales and maturities of investments totaled $39.1 million and net purchases of real estate, furniture, fixtures and equipment totaled $2.8 million. In 2003, investment purchases totaled $90.7 million, proceeds from sales and maturities of investments totaled $37.7 million and net purchases of real estate, furniture, fixtures and equipment totaled $0.6 million. In 2002, investment purchases totaled $78.2 million, proceeds from sales and maturities of investments totaled $27.0 million, net purchases of real estate, furniture, fixtures and equipment totaled $1.6 million and proceeds from the sale of a subsidiary totaled $0.1 million.
      There were no financing activities in the three months ended March 31, 2005 or the three months ended March 31, 2004. Net cash used by financing activities was $7.4 million for the year ended December 31, 2004. In 2004, AMERISAFE entered into a trust preferred securities transaction pursuant to which it issued $25.8 million of subordinated notes. The proceeds from this issuance were offset by the redemption of $27.2 million of Series E preferred stock and the repayment of the remaining $6.0 million under a bank line of credit.
      Net cash provided by financing activities was $8.3 million for the year ended December 31, 2003. In 2003, AMERISAFE entered into a trust preferred securities transaction pursuant to which it issued $10.3 million of subordinated notes. The proceeds from this issuance were offset by the repayment of $2.0 million under a bank line of credit.
      Net cash used by financing activities was $1.0 million for the year ended December 31, 2002. This resulted solely from repayment of $1.0 million of long-term debt.
      Interest on the outstanding subordinated notes accrues at a floating rate equal to the three-month LIBOR plus a marginal rate. Our $10.3 million issuance of subordinated notes, due 2034, has a marginal rate of 4.10%, and, as of March 31, 2005, had an effective rate of 7.2%. These notes are prepayable at par beginning in January 2009. Our $25.8 million issuance of subordinated notes, due 2034, has a marginal rate of 3.80% and, as of March 31, 2005, had an effective rate of 6.9%. These notes are prepayable at par beginning in April 2009.
      AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate, Silver Oak Casualty and American Interstate of Texas. AMERISAFE’s primary assets are the capital stock of these operating subsidiaries. The ability of AMERISAFE to fund its operations depends upon the surplus and earnings of its subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. See “Business—Regulation—Dividend Limitations.” Based on reported capital and surplus at December 31, 2004, American Interstate would have been permitted under Louisiana insurance law to pay dividends to AMERISAFE in 2005 in an amount up to $11.2 million without approval by the Louisiana Department of Insurance.
      During 2004, Converium Reinsurance (North America) reported a significant loss, resulting in a downgrade in its A.M. Best rating. At March 31, 2005, our amounts recoverable from Converium were $80.0 million. Subsequent to March 31, 2005, Converium paid us $7.0 million. These amounts related to five agreements providing reinsurance coverage for the 1999 and 2000 accident years and runoff. Although Converium continued to reimburse us under the terms of our reinsurance agreements, we initiated discussions with Converium to seek to reduce the credit risk associated with the amounts due to us. Effective June 30, 2005, we entered into a commutation agreement with Converium. Under this agreement, Converium will pay us $61.3 million in exchange for a termination and full release of three of our five reinsurance agreements with Converium. Under the commutation agreement, all liabilities reinsured with Converium under these three reinsurance agreements have reverted back to us. The reinsurance agreements have been terminated, and we and Converium have fully released each other from all liabilities under or relating to these three reinsurance agreements. We recorded a pre-tax loss of $6.7 million related to this commutation agreement. Converium remains obligated to us under the remaining two agreements. At June 30, 2005, the amounts recoverable from Converium under the remaining two reinsurance agreements was $6.9 million. We are continuing to evaluate alternatives to further reduce the credit risk associated with these amounts.
Investment Portfolio
      The first priority of our investment strategy is capital preservation, with a secondary focus on maximizing an appropriate risk adjusted return. We presently expect to maintain sufficient liquidity from funds generated from operations to meet our anticipated insurance obligations and operating and capital expenditure needs, with excess funds invested in accordance with our investment guidelines. Our investment portfolio is managed by an independent asset manager that operates under investment guidelines approved by our board of directors. We allocate our portfolio into three categories; cash and cash equivalents, fixed maturity securities and equity securities. Cash and cash equivalents include cash on deposit, commercial paper, short-term municipal securities, pooled short-term money market funds and certificates of deposit. Our fixed maturity securities include obligations of the U.S. Treasury or U.S. agencies, obligations of states and their subdivisions, long-term certificates, U.S. dollar-denominated obligations of U.S. corporations, mortgage-backed securities, mortgages guaranteed by the Federal National Mortgage Association and the Government National Mortgage Association, asset-backed securities and preferred stocks that are mandatorily redeemable or are redeemable at the option of the holder. Our equity securities include U.S. dollar-denominated common stocks of U.S. corporations, master limited partnerships and nonredeemable preferred stock.
      Under Louisiana and Texas law, as applicable, each of American Interstate, Silver Oak Casualty and American Interstate of Texas is required to invest only in securities that are either interest-bearing or eligible for dividends, and must limit its investment in the securities of any single issuer to five percent of the insurance company’s assets. As of March 31, 2005, we were in compliance with these requirements.
      We employ diversification policies and balance investment credit risk and related underwriting risks to minimize our total potential exposure to any one business sector or security. Our investment portfolio, including cash and cash equivalents, had a carrying value of $407.7 million as of March 31, 2005, and is summarized in the table below by type of investment.

		Percentage
	Carrying Value	of Portfolio

	(In thousands)
Fixed maturity securities:
State and political subdivisions	$172,102	42.2%
Mortgage-backed securities	88,145	21.6%
U.S. Treasury securities and obligations of U.S. government agencies	44,690	11.0%
Corporate bonds	23,836	5.8%
Asset-backed securities	2,200	0.5%
Redeemable preferred stocks	1,720	0.7%

Total fixed maturity securities	332,693	81.8%

Equity securities:
Common stocks	42,881	10.5%
Nonredeemable preferred stocks	5,738	1.2%

Total equity securities	48,619	11.7%

Total investments, excluding cash and cash equivalents	$381,312	93.5%

Cash and cash equivalents	26,356	6.5%

Total investments, including cash and cash equivalents	$407,668	100.0%

      We regularly evaluate our investment portfolio to identify other-than-temporary impairments in the fair values of the securities held in our investment portfolio. We consider various factors in determining whether a decline in the fair value of a security is other-than-temporary, including:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.
      As of March 31, 2005, there were no other-than-temporary declines in the fair values of the securities held in our investment portfolio.
      The gross unrealized losses of our fixed maturity and equity securities as of March 31, 2005 were as follows:

	Aggregate	Aggregate	Fair Value as %
	Fair Value	Unrealized Loss	of Cost Basis

	(In thousands)
Fixed maturity securities with unrealized losses:
Exceeding $50,000 at March 31, 2005 and for:
Less than one year (ten issues)	$50,297	$(876)	98.3%
Longer than one year	3,617	(142)	96.1%
Less than $50,000 at March 31, 2005 (134 issues)	137,496	(2,007)	98.5%
Equity securities with unrealized losses:
Exceeding $50,000 at March 31, 2005 and for:
Less than one year (five issues)	3,754	(434)	88.5%
Longer than one year (two issues)	837	(22)	97.3%
Less than $50,000 at March 31, 2005 (196 issues)	$12,710	$(890)	93.0%
      As of March 31, 2005, we did not hold any securities with unrealized losses that were in excess of 20% of the security’s book value as of that date.
Contractual Obligations and Commitments
      We manage risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated life insurance companies. In the event these companies are unable to meet their obligations under these annuity contracts, we remain primarily liable to the claimants, but our reinsurers remain obligated to indemnify us for all or part of these obligations in accordance with the terms of our reinsurance contracts. As of December 31, 2004, the present value of these annuities was $47.4 million, as estimated by our annuity providers. Each of the life insurance companies issuing these annuities, or the entity guaranteeing the life insurance company, has an A.M. Best rating of “A-” (Excellent) or better.

      We lease equipment and office space under noncancelable operating leases. Future minimum lease payments at December 31, 2004, were as follows:

Future Minimum
Year	Lease Payments

(In thousands)
2005	$479
2006	303
2007	185
2008	88
2009	58
2010	50

$1,163

      Rental expense was approximately $956,000, 1.1 million and 1.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      The table below provides information with respect to our long-term debt and contractual commitments as of December 31, 2004.

	Payment Due By Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Subordinated notes(1)	$36,090	$0	$0	$0	$36,090
Loss and loss adjustment expenses(2)	432,880	100,043	95,004	38,817	199,016
Loss-based insurance assessments(3)	16,724	3,865	3,670	1,500	7,689
Capital lease obligations	1,530	0	1,530	0	0
Operating lease obligations	1,163	479	576	108	0
Purchase obligations	135	65	70	0	0

Total	$488,522	$104,452	$100,850	$40,425	$242,795

(1)	Amounts do not include interest payments associated with these obligations. Interest rates on our subordinated notes are variable and may change on a quarterly basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for further discussion of our subordinated notes.

(2)	The loss and loss adjustment expense payments due by period in the table above are based upon the loss and loss adjustment expense estimates as of December 31, 2004 and actuarial estimates of expected payout patterns and are not contractual liabilities as to a time certain. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and loss adjustment expense payments due by period is subject to the same uncertainties associated with determining the level of loss and loss adjustment expenses generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and loss adjustment expense process, see “Business—Loss Reserves.” Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the table above to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors—Risks Related to Our Business—Our loss reserves are based on estimates and may be inadequate to cover our actual losses” for a discussion of the uncertainties associated with estimating loss and loss adjustment expenses.

(3)	We are subject to various annual assessments imposed by certain of the states in which we write insurance policies. These assessments are generally based upon the amount of premiums written or losses paid during the applicable year. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written, while assessments based on losses are generally paid within one year after the loss is paid. When we establish a reserve for loss and loss adjustment expenses for a reported claim, we accrue our obligation to pay any applicable assessments. If settlement of the claim is to be paid out over more than one year, our obligation to pay any related loss-based assessments extends for the same period of time. Because our reserves for loss and loss adjustment expenses are based on estimates, our accruals for loss-based insurance assessments are also based on estimates. Actual payments of loss and loss adjustment expenses may differ, perhaps materially, from our reserves. Accordingly, our actual loss-based insurance assessments may vary, perhaps materially, from our accruals.

Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk and equity price risk. We currently have no exposure to foreign currency risk.
      Credit Risk. Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities and the financial condition of our reinsurers. We address the credit risk related to the issuers of our fixed maturity securities by investing in fixed maturity securities that are rated “BBB” or higher by Standard & Poor’s. We also independently, and through our independent asset manager, monitor the financial condition of all issuers of our fixed maturity securities. To limit our risk exposure, we employ stringent diversification policies that limit the credit exposure to any single issuer or business sector.
      We are subject to credit risk with respect to our reinsurers. Although our reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims and we might not collect amounts recoverable from our reinsurers. We address this credit risk by initially selecting reinsurers with an A.M. Best rating of “A-” (Excellent) or better and by performing, along with our reinsurance broker, quarterly credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment including commutation, novation and letters of credit. See “—Liquidity and Capital Resources.”
      Interest Rate Risk. We had fixed maturity securities with a fair value of $327.2 million and a carrying value of $332.7 million as of March 31, 2005 that are subject to interest rate risk. We are also subject to interest rate risk on our subordinated debt securities, which have quarterly adjustable interest rates based on LIBOR plus a fixed margin. Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of our fixed maturity securities and the cost to service our subordinated debt securities. We manage our exposure to interest rate risk through a disciplined asset and liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position.

      The table below summarizes the interest rate risk associated with our fixed maturity securities by illustrating the sensitivity of the fair value and carrying value of our fixed maturity securities as of March 31, 2005 to selected hypothetical changes in interest rates, and the associated impact on our shareholders’ deficit. We classify our fixed maturity securities, other than redeemable preferred stock, as held-to-maturity and carry them on our balance sheet at cost or amortized cost, as applicable. Our redeemable preferred stock is classified as available-for-sale and carried on our balance sheet at fair value. Temporary changes in the fair value of our fixed maturity securities that are held-to-maturity, such as those resulting from interest rate fluctuations, do not impact the carrying value of these securities and, therefore, do not affect our shareholders’ deficit. However, temporary changes in the fair value of our fixed maturity securities that are held as available-for-sale do impact the carrying value of these securities and are reported in our shareholders’ deficit as a component of other comprehensive income, net of deferred taxes. The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the fair value and carrying value of our fixed maturity securities and on our shareholders’ deficit.

					Hypothetical
					Percentage
				Estimated	(Increase)
		Estimated		Change in	Decrease in
Hypothetical Change		Change in		Carrying	Shareholders’
in Interest Rates	Fair Value	Fair Value	Carrying Value	Value	Deficit

200 basis point increase	$305,481	$(21,740)	$332,576	$(117)	(0.08)%
100 basis point increase	315,953	(11,268)	332,634	(59)	(0.04)%
No change	327,221	—	332,693	—	—
100 basis point decrease	339,373	12,152	332,756	63	0.04%
200 basis point decrease	352,532	25,311	332,814	121	0.09%
      Equity Price Risk. Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio, which include common stocks, nonredeemable preferred stocks and master limited partnerships. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our equity securities result in a decrease in the value of our total assets and an increase in our stockholders’ deficit. As of March 31, 2005, the equity securities in our investment portfolio had a fair value of $48.6 million, representing 6.2% of our total assets on that date. In order to minimize our exposure to equity price risk, we invest primarily in mid-to-large capitalization issues and seek to diversify our equity holdings across several business sectors. In addition, we currently limit the percentage of equity securities held in our investment portfolio to 12% of the carrying value and 15% of the market value of our total investment portfolio.

BUSINESS
Overview
      We are a specialty provider of workers’ compensation insurance focused on small to mid-sized employers engaged in hazardous industries, principally construction, trucking, logging, agriculture, oil and gas, maritime and sawmills. Since commencing operations in 1986, we have gained significant experience underwriting the complex workers’ compensation exposures inherent in these industries. We provide coverage to employers under state and federal workers’ compensation laws. These laws prescribe wage replacement and medical care benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our workers’ compensation insurance policies provide benefits to injured employees for, among other things, temporary or permanent disability, death and medical and hospital expenses. The benefits payable and the duration of those benefits are set by state or federal law. The benefits vary by jurisdiction, the nature and severity of the injury and the wages of the employee. The employer, who is the policyholder, pays the premiums for coverage.
      Hazardous industry employers tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. Injuries that occur are often severe in nature including death, dismemberment, paraplegia and quadriplegia. As a result, employers engaged in hazardous industries pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. For example, our construction employers generally paid premium rates equal to $7.60 per $100 of payroll to obtain workers’ compensation coverage for all of their employees in 2004, including clerical employees for which the average rate was $0.37 per $100 of payroll.
      We employ a proactive, disciplined approach in underwriting employers and providing comprehensive services intended to lessen the overall incidence and cost of work place injuries. We provide safety services at employers’ workplaces as a vital component of our underwriting process and to promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns or aberrations that cause underwriting, safety or fraud concerns.
      We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.
      We began operations in 1986 by focusing on workers’ compensation insurance for logging contractors in the southeast United States. In 1994, we expanded our focus to include the other hazardous industries we serve today. AMERISAFE is an insurance holding company and was incorporated in Texas in 1985. Our insurance subsidiaries are domiciled in Louisiana and Texas.
Our Competitive Strengths
      We believe we enjoy the following competitive strengths:
      Focus on Hazardous Industries. We focus on providing workers’ compensation insurance to employers engaged in hazardous industries. We have extensive experience insuring these types of employers and have a history of profitable underwriting in these industries. As a result, we believe we are able to take advantage of opportunities for continued premium and market share growth. Our specialized knowledge of these hazardous industries helps us better serve our policyholders, which leads to greater employer loyalty and policy retention. Our policy renewal rate on voluntary business we elected to quote for renewal was 87.9% in 2002, 91.4% in 2003 and 93.0% in 2004.

      Focus on Small to Mid-Sized Employers. We believe large insurance companies generally do not target small to mid-sized employers in hazardous industries due to their smaller premium size, type of operations, mobile workforce and extensive service needs. We provide enhanced customer services to our policyholders. For example, unlike many of our competitors, our premium payment plans enable our policyholders to better match their premium payments with their payroll costs. Our premium payment plans are not only attractive to our policyholders but also allow us to monitor the payroll patterns of our policyholders and identify any aberrations that may cause safety, underwriting or fraud concerns. In addition, we believe that because many of our policyholders are owner-operated small to mid-sized businesses with more limited resources, they rely on our services and expertise to assist them in improving workplace safety and managing workplace injuries when they occur.
      Specialized Underwriting Expertise. Our focus on employers engaged in hazardous industries has provided us with an in-depth understanding of our policyholders’ business operations and the risks of accidents inherent in those operations. We have developed industry specific risk analysis and rating tools to assist our underwriters in risk selection and pricing. For example, when underwriting a trucking employer, we use these tools to analyze numerous factors, including the age, condition and types of vehicles used, distances traveled, whether the trucks are used to transport truckload or less than truckload cargo, the nature of the cargo and whether trucking employees are required to load and unload cargo, tarp and secure their own loads and drive regular or irregular routes. These factors were developed based on our historical experience in writing workers’ compensation insurance policies for trucking employers.
      Our 15 underwriting professionals average over 11 years of experience underwriting workers’ compensation insurance, most of which has focused on hazardous industries. In addition, our underwriting professionals serve specific state markets, thereby gaining valuable knowledge and expertise in the statutory benefit schemes and market conditions of their assigned states. We are highly disciplined when quoting and binding new business, and we do not delegate underwriting authority to agencies that sell our insurance. In 2004, we offered quotes on approximately one out of every five applications submitted. We believe this disciplined underwriting approach provides us a competitive advantage in evaluating potential policyholders.
      Comprehensive Safety Services. Most of our policyholders utilize mobile workforces, often in rural areas, due to the nature of their business operations. We provide proactive safety reviews of employers’ workplaces, regardless of the location. These safety reviews are a vital component of our underwriting process and also assist our policyholders in loss prevention and encourage the safest workplaces possible by deploying experienced field safety professionals, or FSPs, to their worksites. Our 48 FSPs have an average of approximately 15 years of workplace safety or related industry experience. From January 1, 2004 through March 31, 2005, approximately 84% of our new voluntary business policyholders were subject to pre-quotation safety inspections where our FSPs visited the employer worksites to evaluate working conditions and existing safety procedures. On an ongoing basis, we perform periodic on-site safety surveys on all of our voluntary business policyholders. We believe our proactive safety services are essential in achieving underwriting profitability in the industries we target.
      Our safety services are valuable to our policyholders because we provide them with the opportunity to reduce their long-term cost of workers’ compensation insurance by enhancing workplace safety and reducing the incidence and cost of workplace injuries.
      Proactive Claims Management. As of March 31, 2005, our employees managed more than 97% of our claims in-house utilizing intensive claims management practices that emphasize a personal approach and quality, cost-effective medical treatment. Our claims management staff includes 92 field case managers, or FCMs, who average approximately 17 years of experience in the workers’ compensation insurance industry and five medical-only case managers. Our FCMs are located in our 49 claims field offices in the geographic areas where our policyholders are located, which facilitates more immediate, direct contact with our policyholders and their injured employees. We currently average approximately

60 open indemnity claims per FCM, which we believe is significantly less than the average for the industry.
      We seek to limit the number of claim disputes with injured employees by intervening early in the claims process. We encourage immediate notification of workplace injuries using our toll-free claims reporting system. When a severe injury occurs, the policyholder’s pre-designated FCM promptly visits the injured employee or the employee’s family members to discuss the benefits provided and treatment options. Our focus is to facilitate a favorable medical outcome for the injured employee to allow that employee to return to work as quickly as possible.
      Guiding injured workers to appropriate medical providers is an important part of our approach to claims management. Because of our experience with similar injuries and our relationships with local medical providers, we can arrange for quality, cost-effective medical services to injured employees. We seek to select and develop relationships with medical providers in each of the regional and local markets in which our policyholders operate. We emphasize implementation of the most expeditious and cost-effective treatment programs for each employer rather than imposing a single standardized system on all employers and their employees. In order to support our personal claims approach, qualified staff nurses are available to our FCMs to assist in facilitating effective medical outcomes. In coordination with this process, we use a full complement of medical cost containment tools to ensure the optimum medical savings possible. These tools include peer review, utilization review, provider networks and quantity purchase discounting for durable medical supplies, pharmacy and diagnostic testing.
      We believe our intensive claims management practices allow us to achieve a more favorable claim outcome, accelerate an employee’s return to work and more rapidly close claims, all of which ultimately lead to lower overall costs. In addition, we believe our practices lessen the likelihood of litigation. Only 10.7% of all claims reported for accident year 2003 were open as of March 31, 2005.
      Strong Distribution Network. We market our insurance through approximately 1,600 independent agencies and our wholly owned insurance agency subsidiary. These agencies are concentrated in the 29 states and the District of Columbia where we currently market and sell insurance. We compensate these agencies by paying a commission based on the premium collected from the policyholder. As of March 31, 2005, independent agencies produced approximately 79.7% of our voluntary in-force premiums. We are selective in establishing and maintaining relationships with independent agencies. We establish and maintain relationships only with those agencies that provide quality applications from prospective policyholders that are reasonably likely to accept our quotes.
      Customized Information Systems. We have developed customized information technology that we believe enables our FSPs, FCMs and field premium auditors to efficiently perform their duties. In addition, our business intelligence system enables all of our employees nationwide to seamlessly access, manage and analyze the data that underlies our business. We believe these technologies provide us with a significant advantage in the marketplace.
      Experienced Management Team. The members of our senior management team average over 18 years of insurance industry experience. The majority of this experience has been focused on workers’ compensation insurance exposures in construction, trucking, logging and other hazardous industries while employed with our company. We believe the experience, depth and continuity of our management, combined with our business strategy, has allowed us to more appropriately price our insurance policies and contributed to our producing, on average, lower combined ratios as compared to the workers’ compensation insurance industry over the past ten years.
Strategy
      We believe the net proceeds from this offering will provide us with the additional capital necessary to increase the amount of insurance we are able to write. We will scrutinize the potential for achieving underwriting profits and adequate returns on capital as we expand our business. We plan to pursue profitable growth and favorable returns on equity using the following strategies:
      Expand in our Existing Markets. Our current market share in our six largest states in terms of premiums written does not exceed 3.0% of the workers’ compensation market in any one state, according to NCCI’s most recent market analyses. Competition in our target markets is fragmented by state and employer industry focus. We believe that our specialized underwriting expertise and safety, claims and audit services position us to profitably increase our market share in our existing principal markets, with minimal increase in field service employees.
      Prudent and Opportunistic Geographic Expansion. While we actively market our insurance in 29 states and the District of Columbia, approximately 42.9% of our voluntary in-force premiums were generated in six states as of March 31, 2005. We are licensed in an additional 16 states and the U.S. Virgin Islands. Our existing licenses and rate filings will expedite our ability to write policies in these markets when we decide it is prudent to do so.
      Focus on Underwriting Profitability. We intend to maintain our underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers’ compensation insurance in hazardous industries and to maintain adequate rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced frequency and severity of claims through comprehensive workplace safety reviews, rapid closing of claims through personal, direct contact with our policyholders and their employees, and effective medical cost containment measures.
      Leverage Investments in Information Technology. In October 2000, we launched our customized information system, ICAMS, that we believe significantly enhances our ability to select risk, write profitable business and cost-effectively administer our billing, claims and audit functions. Since the launch, we have introduced automated analytical tools and have continued to improve and enhance our ICAMS system and tools. We believe our technology is scalable and can be modified at minimal cost to accommodate our growth. In addition, we believe this scalability has lowered, and will continue to lower, our expense ratio as we continue to achieve premium growth over time.
      Maintain Capital Strength. We plan to manage our capital to achieve our growth and profitability goals while maintaining the current operating leverage of our insurance company subsidiaries. To accomplish this objective, we intend to maintain underwriting profitability throughout market cycles, deploy a portion of the proceeds of this offering toward the judicious growth of our business, optimize our use of reinsurance, reduce our current financial leverage, and maximize an appropriate risk adjusted return on our growing investment portfolio.
Operating History
      We commenced operations in 1986 to underwrite workers’ compensation insurance for employers engaged in the logging industry. Beginning in 1994, we expanded our customer base by insuring employers in other hazardous occupation industries. We believe we were able to operate profitably by applying disciplined underwriting criteria based on our experience insuring employers in these hazardous industries. Integral to our underwriting processes was the implementation of comprehensive safety reviews, active in-house claims management, mandatory premium audits and strong relationships with agents and employers.
      Beginning in 1997 and into 2000, we employed a strategy to increase revenue through rapid geographic expansion and underwriting workers’ compensation insurance for employers engaged in non-hazardous industries, such as service and retail businesses. This strategy did not produce the results anticipated, and as a result our weighted average gross accident year loss ratio for the period 1997 through 1999 was 119.3%, as compared to 82.9% for the period 1994 through 1996.

      In September 2000, we undertook several strategic initiatives to improve the profitability of our existing in-force book of business and new business. These initiatives included the following:

•	Renewed focus on core hazardous industries. We undertook action to non-renew policies with higher frequency, non-hazardous industries and refocused our efforts on employers engaged in the hazardous industries that we underwrite today. These core hazardous industries represented 88.7% of our voluntary gross premiums written in 2004 compared to 73.4% in 2000. Principally as a result of our renewed focus on hazardous industries, we have been able to reduce claims frequency sharply. In 2004, we had 7,010 claims reported compared to 28,315 claims in 2000, while gross earned premiums were $256.7 million in 2004 and $267.2 million in 2000.

•	Commenced re-underwriting our book of business. We commenced re-underwriting our core hazardous industry book of business to improve our risk selection and establish rates commensurate with the risks we were underwriting. Since January 1, 2001, we have made 51 filings with state regulatory agencies to increase our loss cost multipliers to maintain rates at profitable levels.

•	Reduced or ceased underwriting in certain states. We reduced or ceased underwriting in states where we lacked a sufficient level of premium production to effectively deploy our field resources or where we believed the rate environment did not adequately compensate us for the risks we were underwriting.

•	Increased pre-quotation inspection of employers on new business. As we expanded geographically and began underwriting policies for employers engaged in non-hazardous industries, the ability of our safety services personnel to review new and existing business became constrained. As a result, we had difficulty deploying our safety personnel to inspect employer worksites efficiently and began to outsource safety inspections. In conjunction with our refocus on core hazardous industries, we began mandating, with limited exceptions, a pre-quotation safety inspection of employers for new business that we utilize today. Our pre-quotation inspection rate of new voluntary policyholders increased from approximately 29.0% in 2000 to approximately 84.0% in 2004.

•	Took action to manage substantially all claims in-house. We made the strategic decision to take substantially all of our claims in-house and limit reliance on third-party administrators. We believe this action has reduced the number of open claims and improved our ability to close claims promptly and therefore reduce costs. At December 31, 2004, we managed 97.0% of claims in-house utilizing our intensive claims management practices as compared to 85.0% at December 31, 2000. We have also reduced the number of third-party administrators that we utilize to seven at year-end 2004 from 44 at the end of 2000.

•	Implemented incentive program. Effective January 1, 2001, we implemented an incentive program under which our underwriters and field safety professionals are compensated in part based on the achievement of certain loss ratio targets. We believe this program has contributed to our ability to maintain underwriting discipline.

      We believe these actions have contributed to improved underwriting profitability as measured on an accident year basis. As shown in the table below, during the period 1995 through 2004, our weighted average accident year gross and net loss ratios were 93.9% and 67.3%, respectively. The weighted average accident year gross and net loss ratios for this same time period for the workers’ compensation insurance industry were 85.2% and 83.6%, respectively.

											Weighted
Accident Year Loss Ratio	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	Average

Gross Basis:
AMERISAFE(1)	61.8%	62.1%	84.5%	107.3%	143.5%	121.1%	94.7%	79.1%	71.3%	67.8%	93.9%
Workers’ Compensation Industry(2)	70.0%	74.2%	87.0%	99.3%	110.0%	107.1%	97.7%	79.5%	72.2%	73.9%	85.2%
Net Basis:
AMERISAFE(1)	52.4%	57.4%	76.7%	62.7%	65.3%	54.6%	68.5%	83.2%	71.0. %	68.3%	67.3%
Workers’ Compensation Industry(2)	71.1%	75.0%	86.6%	96.1%	101.9%	100.3%	90.0%	79.4%	75.2%	75.8%	83.6%

(1)	Cumulative development through December 31, 2004.

(2)	Source: A.M. Best, statutory basis.
      The principal difference between our gross and net loss experience relates to the policy years 1998 through 2000, during which we were able to purchase reinsurance on favorable pricing and other terms.
      We believe that the strategic actions taken since September 2000 to refocus our underwriting operations on core hazardous industries while developing further discipline in underwriting, safety services, claims management and premium audit has positioned us to achieve profitable underwriting results and favorable returns on equity.
Industry
     Overview
      Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability, vocational rehabilitation and death benefit costs for work-related injuries or illnesses. Most employers satisfy this requirement by purchasing workers’ compensation insurance. The principal concept underlying workers’ compensation laws is that employees injured in the course and scope of their employment have only the legal remedies available under workers’ compensation laws and do not have any other recourse against their employer. An employer’s obligation to pay workers’ compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or fault of another person, a co-employee or, in most instances, the injured employee.
      Workers’ compensation insurance policies generally provide that the insurance carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers’ compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (1) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation, and (2) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers’ compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure. The employers may purchase workers’ compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance fund, which is an entity that allows employers to obtain workers’ compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund.

      Workers’ compensation was the fourth-largest property and casualty insurance line in the United States in 2004, according to A.M. Best. Direct premiums written in 2004 for the workers’ compensation insurance industry were approximately $54 billion, and direct premiums written for the property and casualty industry as a whole were approximately $466 billion, according to A.M. Best. Premium volume in the workers’ compensation insurance industry is estimated to have increased 11% since 2003, while the property and casualty industry experienced a 5% increase in net premiums written in 2004 compared to 2003, according to NCCI. According to the most recent market data reported by the NCCI, which is the official ratings bureau in the majority of states in which we are licensed, total premiums reported for the specific occupational class codes for which we underwrite business was $17 billion. Total premiums reported for all occupational class codes reported by the NCCI for these same jurisdictions was $37 billion.

Industry Developments
      During the period from 1994 to 2001, we believe that price competition and rising loss costs, despite declines in the frequency of losses, severely eroded underwriting profitability in the workers’ compensation insurance industry. According to NCCI, the workers’ compensation insurance industry’s accident year combined ratios rose from 100% in 1995 to a high of 139% in 1999. As a result, NCCI estimated that workers’ compensation loss reserves for private carriers were deficient by $12.0 billion at December 31, 2004, which are significantly up from just $2 billion in 1995, yet down from a high of $21 billion in 2001. We believe the workers’ compensation insurance industry is slowly transitioning to a more competitive market environment.
      Rising Medical Claim Costs. According to NCCI, workers’ compensation medical claims costs have risen approximately 137% over the ten-year period ended December 31, 2004 driven primarily by increased utilization and prescription drug costs.
      Rising Indemnity Claim Costs. According to NCCI, indemnity claim costs, which include wage replacement, have risen 87% for the ten-year period ended December 31, 2004, which is lower than the rate at which medical claim costs have risen.
      Declining Investment Performance. Unfavorable investment conditions have also adversely affected workers’ compensation insurance industry returns on equity. Because workers’ compensation claims are generally paid over a longer period of time as compared to other types of insurance claims, workers’ compensation insurers have the opportunity to invest premiums received for longer periods of time. Therefore, the performance of the investments funded with premiums received is an important part of a workers’ compensation insurance company’s business model. The ratio of investment gain on insurance transactions (including net investment income, realized gains and other income) to premiums for private carriers has declined from a high of 21% in 1998 to a projected rate of 10% in 2004, according to NCCI.
      Reduction in Market Capacity. We believe that price competition, rising loss costs and low investment returns in recent years have led to poor operating results and have caused some workers’ compensation insurers to suffer severe capital impairment. These conditions have forced some insurers to withdraw from the marketplace and enter insolvency proceedings, precipitating a reduction in market capacity. Notwithstanding this reduction in market capacity, the volume of workers’ compensation insurance premiums has shown steady growth, increasing from $25 billion in 1999 to an estimated $46 billion of net premiums written in 2004, an 84% increase, driven mainly by rate increases.
     Industry Outlook
      We believe the challenges faced by the workers’ compensation insurance industry over the past decade have created significant opportunity for workers’ compensation insurers to increase the amount of business that they write. The year 2002 marked the first year in five years that private carriers in the property and casualty insurance industry experienced an increase in annual after-tax returns on surplus, including capital gains, according to NCCI. Workers’ compensation insurance industry calendar year combined ratios declined for the first time in seven years, falling from 122% (with 1.9% attributable to the September 11, 2001 terrorist attacks) to 105% in 2004 as premium rates have increased and claims frequency has declined. In addition, claims frequency has declined. From 1990 through 2003, the cumulative decline in lost-time claims frequency was 42.0%. The NCCI estimates that lost-time claims frequency declined an additional 3.4% in 2004. We believe that opportunities remain for us to provide needed underwriting capacity at attractive rates and upon terms and conditions more favorable to insurers than in the past.
Policyholders
      As of March 31, 2005, we had approximately 6,100 voluntary business policyholders with an average annual workers’ compensation policy premium of approximately $38,000. As of March 31, 2005, our ten largest voluntary business policyholders accounted for approximately 2.6% of our in-force premiums. Our policy renewal rate on voluntary business that we elected to quote for renewal was 87.9% in 2002, 91.4% in 2003 and 93.0% in 2004.
      In addition to our voluntary workers’ compensation business, we underwrite workers’ compensation policies for employers assigned to us and assume reinsurance premiums from mandatory poolings arrangements, in each case to fulfill our obligations under residual market programs implemented by the states in which we operate. In addition, we separately underwrite general liability insurance policies for our workers’ compensation policyholders in the logging industry on a select basis. Our assigned risk business fulfills our statutory obligation to participate in residual market plans in six states. See “—Regulation—Residual Market Programs” below. For the year ended December 31, 2004 and the three months ended March 31, 2005, our assigned risk business accounted for 3.6% and 3.7%, respectively, of our gross premiums written, and our assumed premiums from mandatory pooling arrangements accounted for 3.0% and 2.2%, respectively, of our gross premiums written. In addition, our general liability insurance business accounted for only 1.0% and 0.9%, respectively, of our gross premiums written for the year ended December 31, 2004 and the three months ended March 31, 2005.
     Targeted Industries
      We provide workers’ compensation insurance primarily to employers in the following targeted hazardous industries:
      Construction. Includes a broad range of operations such as highway and bridge construction, building and maintenance of pipeline and powerline networks, excavation, commercial construction, roofing, iron and steel erection, tower erection and numerous other specialized construction operations. In 2004, our average policy premium for voluntary workers’ compensation within the construction industry was $41,227, or $7.60 per $100 of payroll.
      Trucking. Includes a large spectrum of diverse operations including contract haulers, regional and local freight carriers, special equipment transporters and other trucking companies that conduct a variety of short- and long-haul operations. In 2004, our average policy premium for voluntary workers’ compensation within the logging industry was $46,666 or $7.29 per $100 of payroll.
      Logging. Includes tree harvesting operations ranging from labor intensive chainsaw felling and trimming to sophisticated mechanized operations using heavy equipment. In 2004, our average policy premium for voluntary workers’ compensation within the logging industry was $18,468, or $15.16 per $100 of payroll.
      Agriculture. Including crop maintenance and harvesting, grain and produce operations, nursery operations, meat processing and livestock feed and transportation. In 2004, our average policy premium for voluntary workers’ compensation within the agricultural industry was $29,325, or $9.63 per $100 of payroll.

      Oil and Gas. Including various oil and gas activities including gathering, transportation, processing, production and field service operations. In 2004, our average policy premium for voluntary workers’ compensation within the oil and gas industry was $65,686, or $6.29 per $100 of payroll.
      Maritime. Including ship building and repair, pier and marine construction, inter-coastal construction and stevedoring. In 2004, our average policy premium for voluntary workers’ compensation within the maritime industry was $46,164, or $9.03 per $100 of payroll.
      Sawmills. Including sawmills and various other lumber-related operations. In 2004, our average policy premium for the sawmill industry was $37,105, or $7.32 per $100 of payroll.
      Our gross premiums are derived from:

•	Direct Premiums. Includes premiums from workers’ compensation and general liability insurance policies that we issue to:

•	employers who seek to purchase insurance directly from us and who we voluntarily agree to insure, which we refer to as our voluntary business; and

•	employers assigned to us under residual market programs implemented by some of the states in which we operate, which we refer to as our assigned risk business.

•	Assumed Premiums. Includes assumed reinsurance premiums from our participation in mandatory pooling arrangements under residual market programs implemented by some of the states in which we operate.
      As of March 31, 2005, only 1.1% of our voluntary in-force premiums were derived from general liability policies.
      Gross premiums written during the years ended December 31, 2002, 2003 and 2004 and the allocation of those premiums among the hazardous industries we target are presented in the table below.

				Percentage
	Gross Premiums Written			of Gross Premiums Written

	2002	2003	2004	2002	2003	2004

	(In thousands)
Voluntary business:
Construction	$61,558	$80,693	$101,300	33.2%	36.1%	38.3%
Trucking	36,392	47,104	57,822	19.7%	21.1%	21.8%
Logging	32,156	32,008	30,340	17.4%	14.3%	11.5%
Agriculture	6,574	8,502	11,203	3.6%	3.8%	4.2%
Oil and Gas	7,157	7,221	7,226	3.9%	3.2%	2.7%
Maritime	5,326	6,076	5,909	2.9%	2.7%	2.2%
Sawmills	3,760	4,009	5,566	2.0%	1.8%	2.1%
Other	21,164	24,239	28,117	11.4%	10.8%	10.6%

Total voluntary business	174,087	209,852	247,481	94.1%	93.9%	93.4%

Assigned risk business	7,415	9,216	9,431	4.0%	4.1%	3.6%
Assumed premiums	3,592	4,522	8,050	1.9%	2.0%	3.0%

Total	$185,093	$223,590	$264,962	100.0%	100.0%	100.0%

     Geographic Distribution
      We are licensed to provide workers’ compensation insurance in 45 states, the District of Columbia and the U.S. Virgin Islands. We operate on a geographically diverse basis with no more than 11.0% of our gross premiums written in 2004 derived from any one state. The table below identifies, for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, the states in which the percentage of our gross premiums written exceeded 3.0% for any of the periods presented.

	Percentage of Gross Premiums Written

	Year Ended
	December 31,		Three Months
			Ended
State	2003	2004	March 31, 2005

Georgia	9.4%	9.5%	11.4%
Louisiana	11.8%	10.6%	10.5%
Florida	4.6%	4.9%	8.0%
North Carolina	5.9%	6.3%	6.2%
Oklahoma	3.9%	3.3%	5.2%
Texas	7.9%	6.5%	5.1%
Pennsylvania	3.9%	4.5%	4.9%
Alaska	3.3%	4.4%	4.8%
Virginia	5.2%	5.2%	4.7%
Tennessee	3.5%	3.9%	4.6%
Illinois	5.7%	6.4%	4.3%
South Carolina	3.9%	4.6%	3.9%
Minnesota	3.9%	3.6%	3.7%
Arkansas	5.2%	4.7%	3.2%
Mississippi	3.6%	3.9%	3.0%
Wisconsin	2.3%	3.3%	2.8%
Alabama	3.2%	2.7%	2.6%
Lines of Business
     Workers’ Compensation
      Workers’ compensation insurance provides coverage to employers under state and federal workers’ compensation laws. These laws prescribe benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our workers’ compensation insurance policies also provide employer liability coverage, which provides coverage for an employer if an injured employee sues the employer for damages as a result of the employee’s injury.
      Our insurance encompasses a variety of options designed to fit the needs of our policyholders. The most basic insurance policy, accounting for approximately 99.0% of our gross premiums written for the year ended December 31, 2004 and the three months ended March 31, 2005, is a guaranteed cost contract. Under our guaranteed cost contracts, policyholders pay premiums based on a percentage of their payroll determined by job classification. Our premium rates for these policies vary depending upon certain factors, including the type of work to be performed by employees and the general business of the policyholder. In return for premium payments, we assume statutorily imposed obligations of the policyholder to provide workers’ compensation benefits to its employees. There are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. We conduct a premium audit at the expiration of the policy to verify that the policyholder’s correct payroll expense and job classifications were reported to us.
      A policyholder who desires to assume financial risk in exchange for reduced premiums may elect a deductible that makes the policyholder responsible for the first portion of any claim. We also offer loss sensitive plans on a limited basis, including dividend plans. These plans provide for a portion of the premium to be returned to the policyholder in the form of a dividend, based on the policyholder’s losses during the policy period.

      We have three underwriting insurance subsidiaries, American Interstate, Silver Oak Casualty and American Interstate of Texas. Our principal subsidiary, American Interstate, is licensed to provide workers’ compensation insurance in 45 states, the District of Columbia and the U.S. Virgin Islands. Silver Oak Casualty is licensed in eight states and the District of Columbia and American Interstate of Texas is licensed only in Texas. We utilize Silver Oak Casualty and American Interstate of Texas to file alternative workers’ compensation rate structures that permit us to offer our workers’ compensation insurance to a broader range of potential policyholders. We currently intend to pursue licensing of Silver Oak Casualty and American Interstate of Texas in additional states.
     General Liability
      General liability insurance is a form of casualty insurance that covers a policyholder’s liability resulting from its act or omission that causes bodily injury or property damage to a third party. With general liability insurance, the amount of a covered loss is the amount of the claim or payment made on the policyholder’s behalf, subject to the deductible, limits of liability and other features of the insurance policy. We offer general liability insurance coverage only to our workers’ compensation policyholders in the logging industry on a select basis. As of March 31, 2005, only 1.1% of our voluntary in-force premiums were derived from general liability policies.
Sales and Marketing
      We sell our workers’ compensation insurance through agencies. As of March 31, 2005, our insurance was sold through approximately 1,600 independent agencies and our wholly owned insurance agency subsidiary, Amerisafe General Agency Insurance, which is licensed in 24 states. We are selective in establishing and maintaining relationships with independent agencies. We establish and maintain relationships only with those agencies that provide quality application flow from prospective policyholders that are reasonably likely to accept our quotes. We compensate these agencies by paying a commission based on the premium collected from the policyholder. Our average commission rate for our independent agencies was 7.0% for the year ended December 31, 2004 and 7.1% for the three months ended March 31, 2005. Beginning January 1, 2005, we pay our insurance agency subsidiary a commission rate of 8.0%. We do not pay contingent commissions. Neither our independent agencies nor our insurance agency subsidiary has authority to underwrite or bind coverage.
      As of March 31, 2005, independent agencies accounted for approximately 79.7% of our voluntary in-force premiums, and no independent agency accounted for more than 1.5% of our voluntary in-force premiums at that date.
Underwriting and Rate Making
      Our underwriting strategy is to focus on employers in certain hazardous industries that operate in those states where our underwriting efforts are the most profitable and efficient. We analyze each prospective policyholder on its own merits relative to known industry trends and statistical data. Our underwriting guidelines specify that we do not write workers’ compensation insurance for certain hazardous activities, including sub-surface mining and the use of explosives.
      Underwriting is a multi-step process that begins with the receipt of an application from one of our agencies. We initially review the application to confirm that the prospective policyholder meets certain established criteria, including that it is engaged in one of our targeted hazardous industries and industry classes and operates in the states we target. If the application satisfies these criteria, the application is forwarded to our underwriting department for further review.
      Our underwriting department reviews the application to determine if the application meets our underwriting criteria and whether all required information has been provided. If additional information is required, the underwriting department requests additional information from the agency. This initial review process is generally completed within three days after the application is received by us. Once this initial review process is complete, our underwriting department requests that a pre-quotation safety inspection be performed.
      After the pre-quotation safety inspection has been completed, our underwriting professionals review the results of the inspection to determine if a rate quote should be made and, if so, prepare the quote. The rate quote must be reviewed and approved by our underwriting department before it is delivered to the agency. All decisions by our underwriting department, including decisions to decline applications, are subject to review and approval by our management-level underwriters.
      In the majority of states, workers’ compensation insurance rates are based upon the published “loss costs.” Loss costs are derived from wage and loss data reported by insurers to the state’s statistical agent, in most states the NCCI. The state agent then promulgates loss costs for specific job descriptions or class codes. Insurers file requests for adoption of a loss cost multiplier, or LCM, to be applied to the loss costs to support operating costs and profit margins. In addition, most states allow pricing flexibility above and below the filed LCM, within certain limits.
      We obtain approval of our rates, including our LCMs, from state regulatory authorities. To maintain rates at profitable levels, we regularly monitor and adjust our LCMs. In 2004, we made 12 filings with state regulatory agencies to increase our LCMs. Similarly, in 2003 and 2002, we made 10 filings and 17 filings, respectively. In each instance, our rate increases were approved. Our effective LCM has increased from 1.14 for the 2001 policy year to 1.52 for the 2004 policy year, reflecting an improved rate environment. In addition, our effective LCM further increased to 1.55 for the three months ended March 31, 2005. If we are unable to charge rates in a particular state or industry to produce satisfactory results, we seek to control and reduce our premium volume in that state or industry and redeploy our capital in other states or industries that offer greater opportunity to earn an underwriting profit.
      Our underwriting department is managed by experienced underwriting professionals who specialize in the hazardous industries that we target. As of March 31, 2005, we had 60 employees in our underwriting department, including 15 underwriting professionals and 45 support-level staff members. The average length of underwriting experience of our underwriting professionals exceeds 11 years.
      Our underwriting professionals participate in an incentive compensation program under which bonuses are paid quarterly based upon achieving premium underwriting volume and loss ratio targets. The determination of whether targets have been satisfied is made 18 months after the relevant incentive compensation period.
Safety
      Our safety inspection process begins with a request from our underwriting department to perform a pre-quotation safety inspection. Our safety inspections focus on a prospective policyholder’s operations, loss exposures and existing safety controls to prevent potential losses. The factors considered in our inspection include employee experience, turn-over, training, previous loss history and corrective actions, and workplace conditions, including equipment condition and, where appropriate, use of fall protection, respiratory protection or other safety devices. Our FSPs travel to employers’ worksites to perform these safety inspections. This initial in-depth analysis allows our underwriting professionals to make decisions on both insurability and pricing. In certain circumstances, we will agree to provide workers’ compensation insurance only if the employer agrees to implement and maintain the safety management practices that we recommend. From January 1, 2004 through March 31, 2005, approximately 84% of our new voluntary business policyholders were inspected prior to our offering a premium quote. The remaining voluntary business policyholders were not inspected prior to a premium quote for a variety of reasons, including small premium size or the policyholder was previously a policyholder subject to our safety inspections.

      After an employer becomes a policyholder, we continue to emphasize workplace safety through periodic workplace visits, assisting the policyholder in designing and implementing enhanced safety management programs, providing current industry-specific safety-related information and conducting rigorous post-accident management. Generally, we may cancel or decline to renew an insurance policy if the policyholder does not implement or maintain reasonable safety management practices that we recommend.
      Our safety department is comprised of 48 FSPs, including three field vice presidents. Our FSPs participate in an incentive compensation program under which bonuses are paid quarterly based upon an FSP’s production and their policyholders’ aggregate loss ratios. The results are measured 18 months after the inception of the subject policy period.
Claims
      We have structured our claims operation to provide immediate, intensive and personal management of all claims to guide injured employees through medical treatment, rehabilitation and recovery with the primary goal of returning the injured employee to work as promptly as practicable. We seek to limit the number of claim disputes with injured employees through early intervention in the claims process.
      We have 49 claims offices located throughout the markets we serve. Our FCMs are located in the geographic areas where our policyholders are based. We believe the presence of our FCMs in the field enhances our ability to guide an injured employee to the appropriate conclusion in a friendly, dignified and supportive manner. Our FCMs have broad authority to manage claims from occurrence of a workplace injury through resolution, including authority to retain many different medical providers at our expense, including not only our recommended medical providers but also nurse case managers, independent medical examiners, vocational specialists, rehabilitation specialists and other specialty providers of medical services necessary to achieve a quality outcome.
      Following notification of a workplace injury, an FCM will contact the policyholder, the injured employee and/or the treating physician to determine the nature and severity of the injury. If a serious injury occurs, the FCM will promptly visit the injured employee or the employee’s family members to discuss the benefits provided and will also visit the treating physician to discuss the proposed treatment plan. Our FCM assists the injured employee in receiving appropriate medical treatment and encourages the use of our recommended medical providers and facilities. For example, our FCM may suggest that a treating physician refer an injured worker to another physician or treatment facility that we believe has had positive outcomes for other workers with similar injuries. We actively monitor the number of open cases handled by a single FCM in order to maintain focus on each specific injured employee. As of March 31, 2005, we averaged approximately 60 open indemnity claims per FCM, which we believe is significantly less than the industry average.
      Locating our FCMs in the field also allows us to build professional relationships with local medical providers. In selecting medical providers, we rely, in part, on the recommendations of our FCMs who have developed professional relationships within their geographic areas. We also seek input from our policyholders and other contacts in the markets that we serve. While cost factors are considered in selecting medical providers, we consider the most important factor in the selection process to be the medical provider’s ability to achieve a quality outcome. We define quality outcome as the injured worker’s rapid, conclusive recovery and return to sustained, full capacity employment.
      While we seek to promptly settle valid claims, we also aggressively defend against claims we consider to be non-meritorious. Litigation expenses accounted for less than 5.0% of our gross claims and claim settlement expenses in 2004 and for the three months ended March 31, 2005. As of March 31, 2005, we had closed approximately 89.3% of our 2003 reported claims and approximately 98.6% of our pre-2003 reported claims, thereby substantially reducing the risk of future adverse claims development. Where possible, we purchase annuities on longer life claims to close the claim while still providing an appropriate level of benefits to an injured employee. We also mitigate against potential losses from improper premium reporting or delinquent premium payment by collecting from the policyholder a deposit, typically representing 15% of total premium, at the inception of the policy, which deposit can be utilized to offset losses from inadequate premium submissions.
Premium Audits
      We conduct premium audits on all of our voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid us the premium required under the terms of their policies. In addition to annual audits, we selectively perform interim audits on certain classes of business if significant or unusual claims are filed or if the monthly reports submitted by a policyholder reflect a payroll pattern or any aberrations that cause underwriting, safety or fraud concerns.
Loss Reserves
      We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time. In establishing our reserves, we do not use loss discounting, which involves recognizing the time value of money and offsetting estimates of future losses by future expected investment income.
      When a claim is reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, a case reserve is established within 14 days after the claim is reported. The estimated amount of loss for a reported claim is based upon various factors, including:

•	type of loss;

•	severity of the injury or damage;

•	age and occupation of the injured employee;

•	estimated length of temporary disability;

•	anticipated permanent disability;

•	our knowledge of the circumstances surrounding the claim;

•	insurance policy provisions, including coverage, related to the claim;

•	jurisdiction of the occurrence; and

•	benefits defined by applicable statute.
      In addition to case reserves, we establish reserves on an aggregate basis for loss and loss adjustment expenses that have been incurred but not reported, commonly referred to as IBNR. Case reserves and IBNR together constitute our total reserve for loss and loss adjustment expenses.
      Our reserves for loss and loss adjustment expenses are estimated using case-by-case valuations and statistical analyses. In establishing these estimates, we make assumptions regarding a number of factors, including:

•	frequency and severity of future claims;

•	length of time to achieve ultimate settlement of claims;

•	projected inflation of medical costs and wages;

•	insurance policy coverage interpretations; and

•	jury determinations.
      We rely on our historical experience and industry information to estimate values for these assumptions because they cannot be measured directly. We assume that the historical effects of these unmeasured assumptions are representative of future effects. When we have reason to expect a change in the effect of one of these assumptions, we perform an analysis to quantify an expected adjustment to this assumption. In establishing reserves for loss and loss adjustment expenses, we do not make assumptions regarding the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience or which cannot yet be quantified.
      In establishing our reserves for loss and loss adjustment expenses, we also consider estimates prepared by our independent actuaries using various standard actuarial techniques. These techniques may include:

•	the Case Incurred Development method, which analyzes patterns and changes in our reserves and paid loss and loss adjustment expenses over monthly, quarterly and annual periods;

•	the Paid Development method, which analyzes patterns in our paid loss and loss adjustment expenses over monthly, quarterly and annual periods;

•	the Bornhuetter-Ferguson method, which analyzes our actual reported losses and our expected future loss and loss adjustment expenses related to open claims;

•	the Paid-to-Paid method, which analyzes certain paid loss adjustment expenses and paid losses; and

•	the Activity Cost method, which analyzes activity in our claims department.
      Our independent actuaries review statistical information to determine which methods are most appropriate and whether adjustments are needed within the particular methods. This supplementary information may include:

•	open and closed claim counts;

•	statistics related to open and closed claim count percentages;

•	claim closure rates;

•	average case reserves and average loss and loss adjustment expenses incurred on open claims;

•	reported and ultimate claim severity;

•	reported and projected ultimate loss ratios; and

•	loss payment patterns.
      On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether adjustments in our estimates are required. As part of our review, we consider the estimated amount of our losses for open claims based on the most likely outcome of the open claims at that time. In addition, we review our reserves by analyzing trends in our loss and loss adjustment expenses incurred and paid, as well as utilizing the Paid-to-Paid method. We compare the results of our review to the most recent estimates prepared by our independent actuaries and make any further adjustments that we determine are appropriate. Based on this review, we develop our own estimates of what our reserves for loss and loss adjustment expenses should be at the end of each quarterly period.
      As of December 31, 2002, our independent actuaries estimated our reserves for loss and loss adjustment expenses, net of amounts recoverable from reinsurers and excluding reserves related to our obligations under mandatory pooling arrangements, to be $151.5 million, which was less than our recorded net reserves of $152.9 million. As of December 31, 2003 and 2004, our independent actuaries estimated our net reserves to be $190.6 million and $248.8 million, respectively, which estimates were higher than our recorded net reserves of $183.0 million and $243.3 million, respectively. After evaluating these actuarial analyses, together with the other factors and assumptions that we considered, we concluded that our recorded net reserves as of those dates appropriately reflected our liabilities for loss and loss adjustment expenses. At the end of each year, we engage our independent actuaries to prepare a complete actuarial opinion concerning the adequacy of our loss reserves.
      There is inherent uncertainty in estimating our reserves for loss and loss adjustment expenses. It is possible that our actual incurred loss and loss adjustment expenses will not conform to the assumptions inherent in the determination of our reserves. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from our estimates included in our financial statements.

Reconciliation of Loss Reserves
      The table below shows the reconciliation of loss reserves on a gross and net basis for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, reflecting changes in losses incurred and paid losses.

	Year Ended December 31,
			Three Months Ended
	2003	2004	March 31, 2005

	(In thousands)
Balance, beginning of year	$346,542	$377,559	$432,880
Less amounts recoverable from reinsurers	193,634	194,558	189,624

Net balance, beginning of year	152,908	183,001	243,256

Incurred related to:
Current year	126,977	160,773	43,189
Prior years	2,273	13,413	2,729

Total incurred	129,250	174,186	45,918

Paid related to:
Current year	32,649	40,312	2,062
Prior years	66,508	73,619	27,817

Total paid	99,157	113,931	29,879

Net balance, end of year	183,001	243,256	259,295

Plus amounts recoverable from reinsurers	194,558	189,624	183,259

Balance, end of year	$377,559	$432,880	$442,554

      Our gross reserves for loss and loss adjustment expenses of $442.6 million as of March 31, 2005 are expected to cover all unpaid loss and loss adjustment expenses related to open claims as of that date, as well as IBNR reserves, which represented 15.0% of our gross reserves on that date. As of March 31, 2005, we had 5,565 open claims, with an average of $79,525 in unpaid loss and loss adjustment expenses per open claim. During the three months ended March 31, 2005, 1,602 new claims were reported, and 1,793 claims were closed.
      As of December 31, 2004, our gross reserves for loss and loss adjustment expenses were $432.9 million, of which our IBNR reserves represented 17.2%. The increase in our reserves from December 31, 2004 to March 31, 2005 was due to our premium growth during this time period, which was offset by an increase in paid loss and loss adjustment expenses related to prior accident years. As of December 31, 2004, we had 5,756 open claims, with an average of $75,205 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2004, 7,010 claims were reported and 7,080 claims were closed.
      As of December 31, 2003, our gross reserves for loss and loss adjustment expenses were $377.6 million, of which our IBNR reserves represented 13.4%. The increase in our reserves from December 31, 2003 to December 31, 2004 was due to our premium growth during this time period and an increase in our reserves for prior accident years from $2.3 million in 2003 to $13.4 million in 2004. The increase for prior accident years related primarily to the 2002 accident year, which increased by $9.4 million as a result of claim settlements in excess of our established case reserves and increased estimates in our reserves for that accident year. As of December 31, 2003, we had 5,826 open claims, with an average of $64,806 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2003, 6,293 new claims were reported and 7,426 claims were closed.
     Loss Development
      The table below shows the net loss development for business written each year from 1994 through 2004. The table reflects the changes in our loss and loss adjustment expense reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a GAAP basis.
      The first line of the table shows, for the years indicated, our liability including the incurred but not reported loss and loss adjustment expenses as originally estimated, net of amounts recoverable from reinsurers. For example, as of December 31, 1996, it was estimated that $44.0 million would be sufficient to settle all claims not already settled that had occurred on or prior to December 31, 1996, whether reported or unreported. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The next section of the table shows, by year, the cumulative amounts of loss and loss adjustment expense payments, net of amounts recoverable from reinsurers, as of the end of each succeeding year. For example, with respect to the net loss reserves of $44.0 million as of December 31, 1996, by December 31, 2004 (eight years later) $36.4 million had actually been paid in settlement of the claims that relate to liabilities as of December 31, 1996.
      The “cumulative redundancy/(deficiency)” represents, as of December 31, 2004, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.
Analysis of Loss and Loss Adjustment Expense Reserve Development

	Year Ended December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(In thousands)
Reserve for loss and loss adjustment expenses, net of reinsurance recoverables	$31,243	$43,299	$43,952	$55,096	$43,625	$72,599	$86,192	$119,020	$152,908	$183,001	$243,256
Net reserve estimated as of:
One year later	28,101	36,613	35,447	54,036	49,098	75,588	96,801	123,413	155,683	196,955
Two years later	23,757	39,332	34,082	60,800	50,764	82,633	98,871	116,291	168,410
Three years later	21,026	28,439	34,252	63,583	57,750	86,336	92,740	119,814
Four years later	20,510	28,700	35,193	68,754	59,800	86,829	93,328
Five years later	20,992	29,647	38,318	69,610	60,074	87,088
Six years later	21,808	31,524	38,339	70,865	61,297
Seven years later	22,518	31,185	39,459	70,684
Eight years later	22,277	32,161	38,888
Nine years later	23,020	31,627
Ten years later	22,413
Net cumulative redundancy (deficiency)	$8,830	$11,672	$5,064	$(15,588)	$(17,672)	$(14,489)	$(7,136)	$(794)	$(15,502)	$(13,954)

	Year Ended December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(In thousands)
Cumulative amount of reserve paid, net of reserve recoveries, through:
One year later	10,646	17,716	19,143	35,005	26,140	45,095	51,470	51,114	66,545	73,783
Two years later	16,911	23,158	27,843	46,735	37,835	62,141	62,969	71,582	101,907
Three years later	18,567	26,058	30,766	54,969	45,404	67,267	70,036	84,341
Four years later	19,674	27,039	32,576	60,249	48,184	70,894	73,680
Five years later	20,008	28,007	34,765	62,361	50,045	72,744
Six years later	20,626	29,394	35,313	64,296	50,831
Seven years later	21,526	29,603	36,367	64,659
Eight years later	21,555	30,331	36,379
Nine years later	22,162	30,242
Ten years later	21,774
Net reserve— December 31	$31,243	$43,299	$43,952	$55,096	$43,625	$72,599	$86,192	$119,020	$152,908	$183,001	$243,256
Reinsurance recoverables	9,699	12,127	9,525	12,463	37,086	183,818	293,632	264,013	193,634	194,558	189,624

Gross reserve— December 31	$40,942	$55,426	$53,477	$67,559	$80,711	$256,417	$379,824	$383,033	$346,542	$377,559	$432,880

Net re-estimated reserve	$22,413	$31,627	$38,888	$70,684	$61,297	$87,088	$93,328	$119,814	$168,410	$196,955
Re-estimated reinsurance recoverables	9,641	17,679	27,504	35,763	124,943	282,006	384,482	347,107	270,576	221,959

Gross re-estimated reserve	$32,054	$49,306	$66,392	$106,447	$186,240	$369,094	$477,810	$466,921	$438,986	$418,914

Gross cumulative redundancy (deficiency)	$8,888	$6,120	$(12,915)	$(38,888)	$(105,529)	$(112,677)	$(97,986)	$(83,888)	$(92,444)	$(41,355)

      Our net cumulative redundancy (deficiency) set forth in the table above is net of amounts recoverable from our reinsurers, including Reliance Insurance Company, one of our former reinsurers. In 2001, Reliance was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, between 2001 and 2003, we recognized losses related to uncollectible amounts due from Reliance aggregating $20.3 million. The table below recalculates our net cumulative redundancy (deficiency) as adjusted to add back amounts recoverable from Reliance and illustrates the extent to which our underwriting results were adversely affected by Reliance.

	Year Ended December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(In thousands)
Net cumulative redundancy (deficiency)	$8,830	$11,672	$5,064	$(15,588)	$(17,672)	$(14,489)	$(7,136)	$(794)	$(15,502)	$(13,954)
Amounts recoverable from Reliance Insurance Company	—	—	—	—	—	—	—	17,000	19,000	20,300

Adjusted net cumulative redundancy (deficiency)	$8,830	$11,672	$5,064	$(15,588)	$(17,672)	$(14,489)	$(7,136)	$16,206	$3,498	$6,346

Investments
      We derive net investment income from our invested assets. As of March 31, 2005, the amortized cost of our investment portfolio was $405.0 million and the fair value of the portfolio was $402.2 million.
      Our investment strategy is to maximize after tax income and total return on invested assets while maintaining high quality and low risk investments within the portfolio. Our investment portfolio is managed by Hibernia Asset Management, LLC, a registered investment advisory firm and a wholly owned subsidiary of Hibernia National Bank. We pay Hibernia an investment management fee based on the market value of assets under management. The investment committee of our board of directors has established investment guidelines and periodically reviews portfolio performance for compliance with our guidelines.

      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Investments” for further information on the composition and results of our investment portfolio.
      The table below shows the carrying values of various categories of securities held in our investment portfolio, the percentage of the total carrying value of our investment portfolio represented by each category and the annualized tax-equivalent yield for the three months ended March 31, 2005 based on the carrying value of each category as of March 31, 2005:

			Annualized
		Percentage	Tax-Equivalent
	Carrying Value	of Portfolio	Yield

	(In thousands)
Fixed maturity securities:
State and political subdivisions	172,102	42.2%	5.3%
Mortgage-backed securities	88,145	21.6%	5.1%
U.S. Treasury securities and obligations of U.S. government agencies	44,690	11.0%	4.1%
Corporate bonds	23,836	5.8%	4.9%
Asset-backed securities	2,200	0.5%	4.7%
Redeemable preferred stocks	1,720	0.7%	5.9%

Total fixed maturity securities	332,693	81.8%

Equity securities:
Common stocks	42,881	10.5%	1.9%
Nonredeemable preferred stocks	5,738	1.2%	5.1%

Total equity securities	48,619	11.7%

Total investments, excluding cash and cash equivalents	$381,312	93.5%

Cash and cash equivalents	26,356	6.5%	2.2%

Total investments, including cash and cash equivalents	$407,668	100.0%

      As of March 31, 2005, our fixed maturity securities had a carrying value of $332.7 million, which represented 81.8% of the carrying value of our investments, including cash and cash equivalents. The table below summarizes the credit quality of our fixed maturity securities as of March 31, 2005, as rated by Standard and Poor’s.

Percentage
of Total
Credit Rating	Carrying Value

“AAA”	87.0%
“AA”	5.0
“A”	4.0
“BBB”	4.0

Total	100.0%

      The table below shows the composition of our fixed maturity securities by remaining time to maturity as of March 31, 2005. For securities that are redeemable at the option of the issuer and have a carrying value that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a carrying value that is less than par value, the maturity used for the table below is the final maturity date.

	As of March 31, 2005

Remaining Time to Maturity	Carrying Value	Percentage

	(In thousands)
Less than one year	$10,668	3.2%
One to five years	124,430	37.4%
Five to ten years	86,308	25.9%
More than ten years	19,236	5.8%
Mortgage-backed securities	88,059	26.5%
Asset-backed securities	2,272	0.7%
Redeemable preferred stocks	1,720	0.5%

Total	$332,693	100.0%

Reinsurance
      We purchase reinsurance to reduce our net liability on individual risks and claims and to protect against catastrophic losses. Reinsurance involves an insurance company transferring to, or ceding, a portion of the exposure on a risk to a reinsurer. The reinsurer assumes the exposure in return for a portion of our premium. The cost and limits of reinsurance we purchase can vary from year to year based upon the availability of quality reinsurance at an acceptable price and our desired level of retention. Retention refers to the amount of risk that we retain for our own account. Under excess of loss reinsurance, covered losses in excess of the retention level up to the limit of the program are paid by the reinsurer. Our excess of loss reinsurance is written in layers, in which our reinsurers accept a band of coverage up to a specified amount. Any liability exceeding the limit of the program reverts to us as the ceding company. Reinsurance does not legally discharge us from primary liability for the full amount due under our policies. However, our reinsurers are obligated to indemnify us to the extent of the coverage provided in our reinsurance agreements.
      We believe reinsurance is critical to our business. Our reinsurance purchasing strategy is to protect against unforeseen and/or catastrophic loss activity that would adversely impact our income and capital base. We only select financially strong reinsurers with an A.M. Best rating of “A-” (Excellent) or better at the time we enter into a reinsurance contract. In addition, to minimize our exposure to significant losses from reinsurer insolvencies, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk. We do not purchase finite reinsurance.
     2005 Excess of Loss Reinsurance Treaty Program
      Effective January 1, 2005, we entered into a new excess of loss reinsurance treaty program related to our voluntary and assigned risk business that applies to losses incurred between January 1, 2005 and the date on which our reinsurance agreements are terminated. Our reinsurance treaty program provides us with reinsurance coverage for each loss occurrence up to $30.0 million, subject to applicable deductibles and retentions. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to a maximum of $10.0 million, subject to applicable deductibles and retentions. We currently have ten reinsurers participating in our 2005 reinsurance treaty program. Under certain circumstances, including a downgrade of a reinsurer’s A.M. Best rating to “B++” (Very Good) or below, our reinsurers may be required to provide us with security for amounts due under the terms of our reinsurance program. This security may take the form of, among other things, cash advances or the issuance of a letter of credit to us. If security is required because of a ratings downgrade, the form of security must be mutually agreed between the reinsurer and us.
      Our reinsurance treaty program provides coverage in the following four layers:

•	First Layer. Affords coverage for the first $5.0 million of each loss occurrence. We retain the first $1.0 million of each loss and are subject to an annual aggregate deductible of approximately $5.6 million for losses between $1.0 million and $5.0 million before our reinsurers are obligated to reimburse us. The annual aggregate deductible is calculated as a percentage of net premiums earned. After the deductible is satisfied, we retain 10.0% of each loss between $1.0 million and $5.0 million. This layer also affords coverage for up to an aggregate of $4.0 million for certain losses caused by terrorism. In addition, with respect to our employers liability and general liability insurance policies, this layer requires that we obtain additional reinsurance to limit our ultimate net loss for each loss occurrence to $2.0 million.

•	Second Layer. Affords coverage up to $5.0 million for each loss occurrence in excess of $5.0 million. The aggregate limit for all claims under this layer is $10.0 million.

•	Third Layer. Affords coverage up to $10.0 million for each loss occurrence in excess of $10.0 million, with a limit of $5.0 million for any one person. The aggregate limit for all claims under this layer is $20.0 million.

•	Fourth Layer. Affords coverage up to $10.0 million for each loss occurrence in excess of $20.0 million, with a limit of $5.0 million for any one person. The aggregate limit for all claims under this layer is $20.0 million.
      The agreements under our 2005 reinsurance treaty program may be terminated by us or our reinsurers upon 90 days prior notice on any December 31. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements.
      The table below sets forth the reinsurers participating in our 2005 reinsurance program:

A.M. Best
Reinsurer	Rating

Amlin Underwriting	A
Aspen Insurance UK	A
Brit Syndicates	A
Chubb Re/ Federal Insurance Company	A++
Hannover Re	A
IOA Re/ Catlin Insurance Company	A
Liberty Syndicate	A
M.J. Harrington	A
Partner Reinsurance Company	A+
Platinum Underwriters Reinsurance	A

      Due to the nature of reinsurance, we have receivables from reinsurers that apply to accident years prior to 2005. The table below summarizes our amounts recoverable from reinsurers as of March 31, 2005.

		Amount Recoverable
	A.M. Best	as of March 31,
Reinsurer	Rating	2005

		(In thousands)
Converium Reinsurance (North America)(1)	B-	$79,964
American Reinsurance Company	A	28,007
Odyssey America Reinsurance Company	A	21,551
St. Paul Fire and Marine Insurance Company	A	12,666
Clearwater Insurance Company	A	10,981
SCOR Reinsurance Company	B++	8,199
Hannover Re(2)	A	3,847
Connecticut General Life Insurance Company	A-	2,602
Phoenix Life Insurance Company	A	1,850
Overseas Partners US Reinsurance Company	NR-5	1,777
Other (26 reinsurers)	—	18,254

Total		$189,698

(1)	Effective June 30, 2005, we entered into a commutation agreement with Converium under which we received a cash payment of $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources” for further discussion of the commutation agreement with Converium.

(2)	Current participant in our 2005 reinsurance program.

Terrorism Reinsurance
      The Terrorism Risk Insurance Act is effective for the period from November 26, 2002 until December 31, 2005. The Terrorism Risk Insurance Act may provide us with reinsurance coverage under certain circumstances and subject to certain limitations. The Secretary of the U.S. Department of the Treasury must certify an act for it to constitute an act of terrorism. The definition of terrorism excludes domestic acts of terrorism or acts of terrorism committed in the course of a war declared by Congress. Losses arising from an act of terrorism must exceed $5.0 billion to qualify for reimbursement. If an event is certified, the federal government will reimburse losses not to exceed $100.0 billion in any year. Each insurance company is responsible for a deductible based on a percentage of direct earned premiums in the previous calendar year. For losses in excess of the deductible, the federal government will reimburse 90% of the insurer’s loss, up to the insurer’s proportionate share of the $100.0 billion. The Terrorism Risk Insurance Act is set to expire on December 31, 2005, and the U.S. Department of the Treasury has recommended that Congress not extend the law in its current form. If this law is not extended or is extended in a scaled-back form, which is the current proposal by the U.S. Department of the Treasury, reinsurance for losses arising from terrorism may be unavailable or prohibitively expensive, and we may be further exposed to losses arising from acts of terrorism. See “— Regulation— Federal and State Legislative and Regulatory Changes.”
Technology
      We use our internally developed and other management information systems as an integral part of our operations and make a substantial ongoing investment in improving our systems. We provide our field premium auditors, field safety professionals and field case managers with computer and communication equipment to more timely and efficiently complete the underwriting process. This technology also helps to facilitate communication and to report and monitor claims. All of our systems development and infrastructure operation and maintenance is performed by our 34 information technology professionals, with limited assistance from outside vendors.

Core Systems
      ICAMS. Our internally developed Insurance Claims and Accounting Management System, or ICAMS, is an application designed to support our workers’ compensation insurance lines of business. ICAMS provides comprehensive rating, analysis, quotation, audit, claims, policy issuance and policy-level accounting transaction processes. By combining the information it obtains in its underwriting process with information on claims billing and claims management, we are able to enhance our services to our policyholders.
      RealSafe. RealSafe is an internally developed application that supports our field safety professionals, as well as safety, claims and underwriting departments in our home office, by providing risk assessment and reporting of information to support safety and loss control initiatives.
      Document Management System. Our document management system is a purchased application currently being used by our underwriting, audit, finance and treasury departments to scan, index and store imaged documents to facilitate the movement of work items from one authority level to the next. The system will ultimately include all departments. The system allows departmental management to closely monitor and modify employee workloads as needed.
      Freedom Enterprise. FFS-Enterprise is a Fiserv product that functions as our general ledger and accounts payable systems using an MS SQL database platform. We also use Fiserv companion products for report writing, check printing and annual statement preparation. Transactions can be manually entered into Enterprise, interfaced via an ASCII file or copied and pasted from a spreadsheet application. Enterprise is currently set up to accept transaction detail by department, cost center, line of business and state. Enterprise also offers the capability of batch processing, which enables off-peak hour work.
      Visual Audit. Visual Audit is a purchased application used by our field premium auditors to input information necessary to complete an interim or final premium audit.
      Information Warehouse. Information Warehouse is an internally developed SQL Server-based set of OLAP cubes, queries and processes that extracts operational data from ICAMS and other of our applications and transforms that data for porting to Freedom Enterprise and fnet.
      fnet. fnet is an internally developed data analysis portal. fnet is populated by our Information Warehouse, and used throughout our company to generate key performance statistics.

Operating Systems
      We use Microsoft Active Directory services to provide application access, domain authentication and network services. Our server hardware is predominately Compaq/ HP, but includes Dell servers as well. Our production servers are under manufacturer warranties.

Business Continuity/Disaster Recovery
      Our Storage Area Network solution provides us with continuous operations using mirrored servers and storage situated in two separate corporate buildings, with built-in failover capabilities to minimize business interruption. We utilize software from Veritas for backup and recovery purposes. Full system backups are performed nightly using one on-site and one off-site facility for tape storage.

Competition
      The insurance industry, in general, is highly competitive and there is significant competition in the workers’ compensation insurance industry. Competition in the insurance business is based on many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings assigned by independent rating organizations, such as A.M. Best, and reputation. Some of the insurers with which we compete have significantly greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future.
      We believe the workers’ compensation market for the hazardous industries we target is underserved and competition is fragmented and not dominated by one or more competitors. Our competitors include other insurance companies, individual self insured companies, state insurance pools and self-insurance funds. More than 350 insurance companies participate in the workers’ compensation market. The insurance companies with which we compete vary state by state and by the industries we target.
      We believe our competitive advantages include our safety service and claims management practices, our A.M. Best rating of “A-” (Excellent) and our ability to reduce claims through implementation of our work safety programs. In addition, we believe that our insurance is competitively priced and our premium rates are typically lower than those for policyholders assigned to the state insurance pools, allowing us to provide a viable alternative for policyholders in those pools.
Ratings
      Many insurance buyers and agencies use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. We were assigned a rating of “A-” (Excellent) by A.M. Best. An “A-” rating is the fourth highest of 15 rating categories used by A.M. Best. In June 2005, A.M. Best placed our rating under review with negative implications, citing concerns about our risk adjusted capital, credit risk associated with amounts recoverable from our reinsurers and the somewhat limited financial flexibility of our holding company, AMERISAFE. As a result of our commutation with Converium Reinsurance (North America), one of our reinsurers, and the application of the proceeds from this offering, we expect that our under review status will be returned to stable and that A.M. Best will affirm our “A-” (Excellent) rating in late 2005.
      In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated fair value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors.
Employees
      As of March 31, 2005, we had 465 employees. We have employment agreements with some of our executive officers, which are described under “Management— Employment Agreements.” None of our employees is subject to collective bargaining agreements. We believe that our employee relations are good.
Properties
      We own our 45,000 square foot executive offices located in DeRidder, Louisiana, and lease an additional 28,000 square feet of office space in DeRidder, Louisiana. In addition, we lease space at other locations for our service and claims representative offices.

Legal Proceedings
      In the ordinary course of our business, we are involved in the adjudication of claims resulting from workplace injuries. We are not involved in any legal or administrative claims that we believe are likely to have a materially adverse effect on our business, financial condition or results of operations.
Regulation

Holding Company Regulation
      Nearly all states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Under these laws, the respective state insurance departments may examine us at any time, require disclosure of material transactions and require prior notice of or approval for certain transactions. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

Changes of Control
      The insurance holding company laws of nearly all states require advance approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change of control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change of control of American Interstate, Silver Oak Casualty or American Interstate of Texas, including a change of control of AMERISAFE, would generally require the party acquiring control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is incorporated and may require pre-notification in the states where pre-notification provisions have been adopted. Obtaining these approvals may result in the material delay of, or deter, any such transaction.
      These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AMERISAFE, including through transactions, and in particular unsolicited transactions, that some or all of the shareholders of AMERISAFE might consider to be desirable.

State Insurance Regulation
      Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. American Interstate and Silver Oak Casualty are primarily subject to regulation and supervision by the Louisiana Department of Insurance, Workers’ Compensation Commission and Insurance Rating Commission. American Interstate of Texas is primarily subject to regulation and supervision by the Texas Department of Insurance and Workers’ Compensation Commission. These state agencies have broad regulatory, supervisory and administrative powers, including among other things, the power to grant and revoke licenses to transact business, license agencies, set the standards of solvency to be met and maintained, determine the nature of, and limitations on, investments and dividends, approve policy forms and rates in some states, periodically examine financial statements, determine the form and content of required financial statements, and periodically examine market conduct.

      Detailed annual and quarterly financial statements and other reports are required to be filed with the department of insurance in all states in which we are licensed to transact business. The financial statements of American Interstate, Silver Oak Casualty and American Interstate of Texas are subject to periodic examination by the department of insurance in each state in which it is licensed to do business.
      In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.
      Insurance agencies are subject to regulation and supervision by the department of insurance in the state in which they are licensed. Amerisafe General Agency, Inc. is licensed in 24 states and is domiciled in Louisiana. Amerisafe General is primarily subject to regulation and supervision by the Louisiana Department of Insurance. This agency regulates the solicitation of insurance and the qualification and licensing of agents and agencies who may desire to conduct business in Louisiana.

State Insurance Department Examinations
      We are subject to periodic examinations by state insurance departments in the states in which we operate. The Louisiana Department of Insurance generally examines each of its domiciliary insurance companies on a triannual basis. The last examination of American Interstate and Silver Oak Casualty occurred in 2002. We have been informally notified that our next examination is scheduled for the end of 2005 or the beginning of 2006. American Interstate of Texas was formed in December 2004 and began operations in January 2005. Under Texas insurance law, American Interstate of Texas will be subject to examination each year in its first three years of operations.

Guaranty Fund Assessments
      In most of the states where we are licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.
      Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to us at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on our financial position or results of operations. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Residual Market Programs
      Many of the states in which we conduct business or intend to conduct business, require that all licensed insurers participate in a program to provide workers’ compensation insurance to those employers who have not or cannot procure coverage from a carrier on a negotiated basis. The level of required participation in such programs is generally determined by calculating the volume of our voluntarily business in that state as a percentage of all voluntarily business in that state by all insurers. The resulting factor is the proportion of premium we must accept as a percentage of all of premiums in policies residing in that state’s residual market program.

      Companies generally can fulfill their residual market obligations by either issuing insurance policies to employers assigned to them, or participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating companies. Currently, we utilize both methods, depending on management’s evaluation of the most cost-efficient method to adopt in each state that allows a choice of assigned risk or participation in a pooling arrangement. In general, we believe that assigned risk produces better results as we apply our cost management approach to these involuntary policyholders. We currently have assigned risk in Alabama, Alaska, Georgia, North Carolina, South Carolina, and Virginia.

Second Injury Funds
      A number of states operate trust funds that reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. The state-managed trust funds are funded through assessments against insurers and self-insurers providing workers’ compensation coverage in a specific state. Our recoveries from state-managed trust funds for the years ended December 31, 2002, 2003 and 2004 were approximately $6.4 million, $7.3 million and $8.1 million, respectively.

Dividend Limitations
      Under Louisiana law, American Interstate and Silver Oak Casualty cannot pay dividends to their shareholders in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period without the prior approval of the Louisiana Commissioner of Insurance. However, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. Based on reported capital and surplus at December 31, 2004, this requirement limits American Interstate’s ability to make distributions to AMERISAFE in 2005 to approximately $11.2 million without approval by the Louisiana Department of Insurance. Further, under Texas law, American Interstate of Texas cannot pay dividends to its shareholder in excess of the greater of 10% of statutory surplus, or statutory net income, for the preceding 12-month period without the prior approval of the Texas Commissioner of Insurance.

Federal Law and Regulations
      As of March 31, 2005, 2.5% of our voluntary in-force premiums were derived from employers engaged in the maritime industry. As a provider of workers’ compensation insurance for employers engaged in the maritime industry, we are subject to the United States Longshore and Harbor Workers’ Compensation Act, or the USL&H Act, and the Merchant Marine Act of 1920, or Jones Act. We are also subject to regulations related to the USL&H Act and the Jones Act.
      The USL&H Act, which is administered by the U.S. Department of Labor, generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from stevedoring. The USL&H Act requires employers to provide medical benefits, compensation for lost wages and rehabilitation services to longshoremen, harbor workers and other maritime workers who may suffer injury, disability or death during the course and scope of their employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act.
      The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employers for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.

Privacy Regulations
      In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the National Association of Insurance Commissioners, or the NAIC, adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures to comply with the Gramm-Leach-Bliley related privacy requirements.
     Federal and State Legislative and Regulatory Changes
      From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our operations and financial condition.
      On November 26, 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act was enacted. The Terrorism Risk Insurance Act is designed to ensure the availability of insurance coverage for losses resulting from acts of terror in the United States. This law established a federal assistance program through the end of 2005 to help the property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, any terrorism exclusions in policies in-force prior to the enactment of the Terrorism Risk Insurance Act are void and, absent authorization or failure of the insured to pay increased premiums resulting from the terrorism coverage, we are prohibited from adding certain terrorism exclusions to policies written. Although we are protected by federally funded terrorism reinsurance as provided for in the Terrorism Risk Insurance Act, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our results of operations. The Terrorism Risk Insurance Act is set to expire on December 31, 2005, and the U.S. Department of the Treasury has recommended that Congress not extend the law in its current form. If this law is not extended or is extended in a scaled-back form, which is the current proposal by the U.S. Department of the Treasury, these changes could also adversely affect us by causing our reinsurers to increase premium rates or withdraw from certain markets where terrorism coverage is required.
     The National Association of Insurance Commissioners
      The NAIC is a group formed by state Insurance Commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines, which we refer to as the Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model

Laws is a requirement for accreditation by the NAIC. The NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures manual. The Louisiana and Texas legislatures have adopted these codified statutory accounting practices.
      Under Louisiana law, American Interstate and Silver Oak Casualty are required to maintain minimum capital and surplus of $3.0 million. Under Texas law, American Interstate of Texas is required to maintain minimum capital and surplus of $1.0 million. Property and casualty insurance companies are subject to certain risk based capital requirements by the NAIC. Under those requirements, the amount of capital and surplus maintained by a property and casualty insurance company is to be determined based on the various risk factors related to it. As of December 31, 2004, American Interstate, Silver Oak Casualty, and American Interstate of Texas exceeded the minimum risk based capital requirements.
      The key financial ratios of NAIC’s Insurance Regulatory Information System, or IRIS, which ratios were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies 12 industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business.
      The 2004 IRIS results for American Interstate and Silver Oak Casualty showed their investment yield ratios were outside the usual range for such ratio, which was consistent with the insurance industry as a whole. In addition, the 2004 IRIS results for Silver Oak Casualty showed its net written premium-to-surplus ratio and one-year reserve development-to-surplus ratio were above the usual ranges for such ratios. These two ratios were above the IRIS usual values because of Silver Oak Casualty’s small surplus base.
     Statutory Accounting Practices
      Statutory accounting practices, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.
      Generally accepted accounting principles, or GAAP, are concerned with a company’s solvency, but are also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.
      Statutory accounting practices established by the NAIC and adopted, in part by the Louisiana and Texas insurance regulators, determine, among other things, the amount of statutory surplus and statutory net income of American Interstate, Silver Oak Casualty and American Interstate of Texas and thus determine, in part, the amount of funds that are available to pay dividends to AMERISAFE.

MANAGEMENT
Directors, Executive Officers and Key Employees
      The table below sets forth information about our directors, executive officers and key employees. Our directors will be divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term. Executive officers serve at the request of our board of directors.

Name	Age	Position

Directors and Executive Officers
Mark R. Anderson(1)	53	Chairman and Director
C. Allen Bradley, Jr.(3)	54	President, Chief Executive Officer and Director
Geoffrey R. Banta	56	Executive Vice President and Chief Financial Officer
Arthur L. Hunt	60	Executive Vice President, General Counsel and Secretary
Craig P. Leach	55	Executive Vice President, Sales and Marketing
Paul B. Queally(1)	41	Director
Sean M. Traynor(2)	36	Director
Jared A. Morris(3)	30	Director Nominee
		Director Nominee
		Director Nominee

Key Employees
Allan E. Farr	46	Senior Vice President, Enterprise Risk Management
Kelly R. Goins	39	Senior Vice President, Underwriting Operations
Cynthia P. Harris	51	Senior Vice President, Human Resources/Client Services
Leon J. Lagneaux	54	Senior Vice President, Safety Operations
Henry O. Lestage, IV	44	Senior Vice President, Claims Operations
Edwin R. Longanacre	47	Senior Vice President, Information Technology
Lasa L. Simmons	48	Senior Vice President, Premium Audit
Angela S. Lannen	59	Vice President, Treasurer
G. Janelle Frost	35	Assistant Vice President, Controller

(1)	Term expires at the annual meeting of shareholders in 2006.

(2)	Term expires at the annual meeting of shareholders in 2007.

(3)	Term expires at the annual meeting of shareholders in 2008.
      Set forth below is certain background information relating to our directors, executive officers and key employees.
      Mark R. Anderson has served as Chairman of our board of directors since December 2003 and as a Director since 1986. He was our Chief Executive Officer from 1997 until December 2003, and President of our subsidiary, American Interstate, from 1987 until November 2002. Mr. Anderson began his insurance career when he joined our company in 1979. He has served on various legislative insurance advisory committees in Louisiana, and has served as a workers’ compensation rate and reform consultant to several southern insurance commissioners.
      C. Allen Bradley, Jr. has served as our President since November 2002, our Chief Executive Officer since December 2003 and a Director since June 2003. From November 2002 until December

2003 he served as our Chief Operating Officer. Since joining our company in 1994, Mr. Bradley has had principal responsibility for the management of our underwriting operations (December 2000 through June 2005) and safety services (September 2000 through November 2002) and has served as our General Counsel (September 1997 through December 2003) and Secretary (September 1997 through November 2002). Prior to joining our company, he was engaged in the private practice of law.
      Geoffrey R. Banta has served as our Executive Vice President and Chief Financial Officer since December 2003. Prior to joining our company in 2003, he held the positions of President and Chief Executive Officer from 2001 until November 2003, and Chief Operating Officer from 1996 until 2001, at Scruggs Consulting, an actuarial and management consulting firm. From 1994 to 1996, Mr. Banta was Chief Financial Officer of the Atlanta Casualty Companies, an issuer of non-standard auto insurance whose holding company was a subsidiary of American Financial Group Holdings, Inc.
      Arthur L. Hunt has served as our General Counsel since December 2003, Secretary since 2002 and Executive Vice President since 1999. He has been employed with our company since 1991 and served as our Chief Operating Officer from 1997 until 1999, and as a Director from 1994 until June 2003.
      Craig P. Leach has served as our Executive Vice President, Sales and Marketing since November 2002. He has served in a variety of sales and key marketing positions within our company since beginning his insurance career in 1980, including Senior Vice President, Sales and Marketing from 1997 until November 2002.
      Paul B. Queally has served as a Director of our company since 1997. He is currently a general partner of Welsh, Carson, Anderson & Stowe, a private equity investment firm, that he joined in 1996. Mr. Queally also serves as a director of MedCath Corporation, Concentra Operating Corporation, AmCOMP Incorporated and several private companies.
      Sean M. Traynor has served as a Director of our company since April 2001. He is currently a general partner of Welsh, Carson, Anderson & Stowe, a private equity investment firm, that he joined in 1999. Mr. Traynor also serves as a director for US Oncology, Inc., Select Medical Corporation and Ameripath, Inc.
      Jared A. Morris is a Director Nominee. Since 2002, Mr. Morris has been an officer and a principal owner of several subprime finance companies. He was an Assistant Vice President, Underwriter of CIT Business Credit, a commercial finance company, from 2000 until 2002.
      Allan E. Farr has served as our Senior Vice President, Enterprise Risk Management since April 2004. He has been employed with our company since 1998 and served as Vice President, Underwriting Services from 1999 until 2004.
      Kelly R. Goins has served as our Senior Vice President, Underwriting Operations since March 2005. She has been employed with our company since 1986 and served as Vice President, Underwriting Operations from 2000 until March 2005.
      Cynthia P. Harris has served as our Senior Vice President, Human Resources/ Client Services since January 2003. She has been employed with our company since 1977 and served as Vice President, Policyholder Services and Administration from 1992 until December 2002.
      Leon J. Lagneaux has served as our Senior Vice President, Safety Operations since March 2005. He has been employed with our company since 1994 and served as Vice President, Safety Operations from 1999 until March 2005.
      Henry O. Lestage, IV has served as our Senior Vice President, Claims Operations since September 2000. He has been employed with our company since 1987 and served as Vice President, Claims Operations from 1998 until 2000.
      Edward R. Longanacre has served as our Senior Vice President, Information Technology since March 2005. He has been employed with our company since 2000 and held the position of Vice

President, Information Technology from September 2004 until March 2005 and Information Technology Director from 2000 until September 2004.
      Lasa L. Simmons has served as our Senior Vice President, Premium Audit since March 2005. She has been employed with our company since 1985 and held the position of Vice President, Premium Audit Manager from 1999 until March 2005.
      Angela S. Lannen has served as our Vice President, Treasurer since January 2001. She has been employed with our company since 1999 and served as Planning and Analysis Manager from 1999 until December 2000.
      G. Janelle Frost has served as our Assistant Vice President, Controller since May 2004. She has been employed with our company since 1992 and served as Deputy Controller from 1998 to April 2004.
Board Composition
      We are managed under the direction of our board of directors. Upon completion of this offering, our board will consist of seven directors, five of whom will not be, and will never have been, employees of our company, nor will they have any other relations with us that would result in their being considered other than independent under applicable U.S. federal securities laws and the current listing requirements of the Nasdaq National Market. There are no family relationships among any of our directors or executive officers.
      Upon completion of this offering, the board is expected to approve Corporate Governance Guidelines and a Code of Business Conduct and Ethics for all directors, officers and employees, copies of which will be available on our website and upon written request by our shareholders at no cost.
Number of Directors; Removal; Vacancies
      Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by our board of directors. Our board of directors will be divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term. The classification and term of office for each of our directors upon completion of this offering is noted in the table listing our directors and executive officers under “—Directors, Executive Officers and Key Employees.” Pursuant to our bylaws, each director will serve until his or her successor is duly elected and qualified, unless he or she dies, resigns, retires, becomes disqualified or is removed. Our bylaws also provide that any director may be removed for cause, at any meeting of shareholders called for that purpose, by the affirmative vote of the holders of at least two-thirds of the shares of our stock entitled to vote for the election of directors.
      Our bylaws further provide that newly created directorships in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by our board of directors, provided that our board may not fill more than two newly created directorships during the period between any two successive annual meetings of our shareholders. Any director chosen to fill a newly created directorship will hold office until the next election of one or more directors by the shareholders. Any other vacancies in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director chosen to fill a vacancy not resulting from a newly created directorship will hold office for the unexpired term of his or her predecessor.
Board Committees
      Our board has an audit committee and a compensation committee and, upon completion of this offering, will have a nominating and corporate governance committee. Each committee will consist of three persons. All of the members of our audit committee, compensation committee and nominating and corporate governance committee will be “independent” as defined by the rules of the National

Association of Securities Dealers, or NASD, and, in the case of the audit committee, by the rules of the NASD and the SEC.
      Audit Committee. The audit committee will be comprised of three directors. Membership of the audit committee will include                     (Chair),                     and                     . The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The functions and responsibilities of the audit committee will include:

•	establishing, monitoring and assessing our policies and procedures with respect to business practices, including the adequacy of our internal controls over accounting and financial reporting;

•	engaging our independent auditors and conducting an annual review of the independence of our independent auditors;

•	pre-approving any non-audit services to be performed by our independent auditors;

•	reviewing the annual audited financial statements and quarterly financial information with management and the independent auditors;

•	reviewing with the independent auditors the scope and the planning of the annual audit;

•	reviewing the findings and recommendations of the independent auditors and management’s response to the recommendations of the independent auditors;

•	overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;

•	preparing the audit committee report to be included in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

•	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing the adequacy of the audit committee charter on an annual basis.
      Our independent auditors will report directly to the audit committee. Each member of the audit committee has the ability to read and understand fundamental financial statements. Our board has determined that will                     meet the requirements of an “audit committee financial expert” as defined by the rules of the SEC.
      We will provide for appropriate funding, as determined by the audit committee, for payment of compensation to our independent auditors, any independent counsel or other advisors engaged by the audit committee and for administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.
      Compensation Committee. The compensation committee will be comprised of three directors. Membership of the compensation committee will include                     (Chair),                     and                     . The compensation committee will establish, administer and review our policies, programs and procedures for compensating our executive officers and directors. The functions and responsibilities of the compensation committee will include:

•	evaluating the performance of and determining the compensation for our executive officers, including our chief executive officer;

•	administering and making recommendations to our board with respect to our equity incentive plans;

•	overseeing regulatory compliance with respect to compensation matters;

•	reviewing and approving employment or severance arrangements with senior management;

•	reviewing our director compensation policies and making recommendations to our board;

•	preparing the compensation committee report to be included in our annual proxy statement; and

•	reviewing the adequacy of the compensation committee charter.
      Nominating and Corporate Governance Committee. The nominating and corporate governance committee will be comprised of three directors. Membership of the nominating and corporate governance committee will include                     (Chair),                     and                     . The functions and responsibilities of the nominating and corporate governance committee will include:

•	developing and recommending corporate governance principles and procedures applicable to our board and employees;

•	recommending committee composition and assignments;

•	identifying individuals qualified to become directors;

•	recommending director nominees;

•	recommending whether incumbent directors should be nominated for re-election to our board; and

•	reviewing the adequacy of the nominating and corporate governance committee charter.
Compensation Committee Interlocks and Insider Participation
      None of the members of our compensation committee will be, or will have been, employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board or compensation committee. See “—Board Composition.”
Director Compensation
      It is anticipated that upon completion of this offering, directors who are also our employees will receive no compensation for serving as directors. Non-employee directors will receive an annual cash retainer of $          , and the chair of the audit committee will receive an additional annual cash retainer of $          . Under our 2005 non-employee director restricted stock plan, non-employee directors will also receive an annual award of a number of shares of restricted stock equal to $          divided by the closing price of our common stock on the date of our annual shareholders meeting at which the non-employee director is elected or re-elected as a member of the board. Upon completion of this offering, our non-employee directors will receive initial grants of restricted stock. See “—2005 Equity Incentive Plans—Non-Employee Director Restricted Stock Plan.” We also expect to reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors.
Management Compensation and Incentive Plans
      Our compensation policies are designed to maximize shareholder value over the long term. Through our compensation and incentive plans we seek to attract and retain select employees, officers and directors and motivate these individuals to devote their best efforts to our business and financial success.

      The table below sets forth information about the compensation of our chief executive officer and each of our other executive officers for the year ended December 31, 2004.

		Annual Compensation

				Other Annual	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Compensation(3)

Mark R. Anderson	2004	$352,000	$40,000	—	$4,132
Chairman and Director
C. Allen Bradley, Jr.	2004	275,000	125,000	—	4,132
President, Chief Executive Officer and Director
Geoffrey R. Banta	2004	200,000	80,000	—	2,412
Executive Vice President and Chief Financial Officer
Arthur L. Hunt	2004	215,000	80,000	—	4,132
Executive Vice President, General Counsel and Secretary
Craig P. Leach	2004	215,000	70,000	—	4,132
Executive Vice President, Sales and Marketing

(1)	Reflects bonuses earned in 2004. In all cases, the bonuses were paid in 2005 and were accrued as of December 31, 2004.

(2)	Perquisites and other personal benefits received by our executive officers in 2004 are not included in the Summary Compensation Table because the aggregate amount of this compensation did not meet disclosure thresholds established under the SEC’s regulations.

(3)	Consists of (a) 401(k) plan matching contributions of $4,100 for Messrs. Anderson, Bradley, Hunt and Leach, and $2,380 for Mr. Banta, and (b) life insurance premiums paid by us in the amount of $32 for each of our executive officers.
Option Grants in Last Fiscal Year
      There were no options granted to our executive officers during the year ended December 31, 2004.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values
      There were no options exercised by our executive officers during the year ended December 31, 2004. The table below indicates for each of our executive officers the number of shares of our common stock underlying exercisable and unexercisable stock options granted under our 1998 Amended and Restated Stock Option and Restricted Stock Purchase Plan, or the 1998 equity incentive plan, and held on December 31, 2004. Based on an assumed initial public offering price of $           per share, none of our executive officers held unexercised in-the-money options on December 31, 2004.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options at
	Options at Fiscal Year-End		Fiscal Year-End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Mark R. Anderson	742,275	0	—	—
C. Allen Bradley, Jr.	137,444	0	—	—
Geoffrey R. Banta	0	0	—	—
Arthur L. Hunt	204,924	0	—	—
Craig P. Leach	174,925	0	—	—

      In June 2005, we terminated our 1998 equity incentive plan and cancelled all outstanding options under the 1998 equity incentive plan, including the options listed in the table above.
2005 Equity Incentive Plans

Equity Incentive Plan
      The purpose of our 2005 equity incentive plan is to attract and retain officers and other key employees and to provide them with appropriate incentives and rewards for superior performance. A summary of the provisions of the 2005 incentive plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2005 incentive plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Our board of directors and shareholders will have approved the 2005 incentive plan prior to the closing of this offering.
      Types of Awards and Eligibility. Our 2005 incentive plan permits awards in the form of incentive stock options, as defined in Section 422(b) of the Internal Revenue Code of 1986, non-qualified stock options, restricted shares of common stock and restricted stock units. The maximum number of shares of common stock that may be issued pursuant to option grants and restricted stock and restricted stock unit awards under the 2005 incentive plan is            million shares, subject to the authority of our board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting our common stock. Officers and other persons employed by or performing services for us are eligible to participate in the 2005 incentive plan. However, only employees (including our officers) can receive grants of incentive stock options.
      Subject to completion of this offering, our board has approved grants of options to our officers and employees to purchase an aggregate of approximately                      shares of our common stock, including grants of options to purchase                      shares to Mr. Anderson,                      shares to Mr. Bradley,                      shares to Mr. Banta,                      shares to Mr. Hunt and                      shares to Mr. Leach. These options will have an exercise price equal to the initial public offering price of our common stock in this offering, and will be subject to pro rata vesting over a five-year period.
      Administration. The 2005 incentive plan will be administered by the compensation committee of our board of directors. Subject to the terms of the 2005 incentive plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2005 incentive plan.
      Stock Options. Stock options granted under the 2005 incentive plan will have an exercise price of not less than 100% of the fair value of our common stock on the date of grant. However, any stock options granted to holders of more than 10% of our voting stock will have an exercise price of not less than 110% of the fair value of our common stock on the date of grant. Stock option grants are exercisable, subject to vesting requirements determined by the compensation committee, for periods of up to ten years from the date of grant, except for any grants to holders of more than 10% of our voting stock, which will have exercise periods limited to a maximum of five years. Stock options generally expire 90 days after the cessation of an optionee’s services. However, in the case of an optionee’s death or disability, the unexercised portion of a stock option remains exercisable for up to one year after the optionee’s death or disability. Stock options granted under the 2005 incentive plan are not transferable, except by will or the laws of descent and distribution.
      Restricted Stock Awards. A restricted stock award is the grant or sale of common stock with restrictions on transferability, and subject to vesting as determined by the compensation committee. Restricted stock awards under the 2005 incentive plan may be made without additional consideration or in consideration for a payment by the participant that is less than the fair value of our common stock on the date of grant. For as long as an award of restricted stock is subject to vesting, there is a risk of forfeiture if the individual leaves our employment prior to full vesting of the award. Restrictions may lapse separately or in combination at relevant times, such as after a specified period of employment or the satisfaction of pre-established criteria, in installments or otherwise, all as the compensation committee may determine. Except to the extent provided otherwise under the award agreement relating to the restricted stock award, a participant awarded restricted stock will have all of the rights of a shareholder, including, without limitation, the right to vote and the right to receive dividends. Restricted stock awards under the 2005 incentive plan cannot be transferred except as agreed by the compensation committee, and in accordance with applicable U.S. federal and state securities laws.
      Restricted Stock Units. The compensation committee may authorize the grant or sale of restricted stock units subject to the conditions and restrictions, and for the restriction period, which will generally be at least one year, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive or purchase one share of common stock for each restricted stock unit at the end of the restriction period applicable to such restricted stock unit, subject to the fulfillment during the restriction period of such conditions as the compensation committee may specify. During the applicable restricted period for a given restricted stock unit, the grantee will not have any right to transfer the rights associated with the restricted stock units and will have no ownership or voting rights with respect to the restricted stock units or the underlying shares of common stock.
      Amendment or Termination. While our board of directors may terminate or amend the 2005 incentive plan at any time, no amendment may adversely impair the rights of participants with respect to outstanding awards. In addition, an amendment will be contingent upon approval of our shareholders to the extent required by law or if the amendment would increase the aggregate number of shares of common stock for awards under the 2005 incentive plan, decrease the minimum exercise price or change the class of employees eligible to receive incentive stock options under the plan. Unless terminated earlier, the 2005 incentive plan will terminate in 2015, but will continue to govern unexpired awards.
      Change of Control. At the discretion of the compensation committee at the time of award, agreements for option, restricted stock and restricted stock unit awards may contain provisions providing for the acceleration of the options, restricted stock or restricted stock units upon a change of control of our company.

Non-Employee Director Restricted Stock Plan
      The purpose of our 2005 non-employee director restricted stock plan is to attract and retain directors. A summary of the provisions of the 2005 non-employee director plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2005 non-employee director plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Our board of directors and shareholders will have approved the 2005 non-employee director plan prior to the closing of this offering.
      Type of Award and Eligibility. The 2005 non-employee director plan provides for the automatic grant of restricted stock awards to our non-employee directors. The aggregate number of shares of restricted stock that may be issued under the plan is                      shares, subject to the authority of our board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting our common stock.
      Administration and Terms. The 2005 non-employee director plan will be administered by the compensation committee of our board of directors. Restricted stock awards to non-employee directors are generally subject to terms including non-transferability, immediate vesting upon death or total disability of a director, forfeiture of unvested shares upon termination of service by a director and acceleration of vesting upon a change of control of our company.
      Automatic Grants. Under the 2005 non-employee director plan, each non-employee director, upon his or her first election to the board, will automatically be granted an initial restricted stock award for a

number of full shares equal to $          divided by the closing price of our common stock on the date of our annual shareholders meeting at which the non-employee director is elected. Upon completion of this offering, our non-employee directors will receive their initial grants of restricted stock pro-rated for the number of whole months between June 1, 2005 and the first anniversary of the most recent annual shareholders meeting and using the initial public offering price of our common stock in this offering.
      The plan also provides for an annual restricted stock award for a number of full shares equal to $          divided by the closing price of our common stock on the date of our annual shareholders meeting at which the non-employee director is re-elected as a member of the board. If a non-employee director is elected to the board after an annual shareholders meeting to fill a vacancy or a directorship resulting from an increase in the number of directors, the non-employee director will receive a pro-rated grant of restricted stock based upon the number of whole months he or she will serve until the first anniversary of the most recent annual shareholders meeting and using the closing price of our common stock on the date of grant. Each restricted stock award will vest on the date of the next annual shareholders meeting following the date of grant, subject to the non-employee director’s continued service.
Employment Agreements
      The following information summarizes the employment agreements for our chief executive officer and our other executive officers.
      Mark R. Anderson. We have an employment agreement with Mr. Anderson that expires on January 1, 2007, unless extended. Beginning January 1, 2007, the term of this agreement is automatically extended for an additional one year term unless either party delivers notice to the other party of its intention not to extend the term. During the term, Mr. Anderson will serve as Chairman of our board. The agreement provides for an annual base salary of no less than $200,000 during 2005 and $175,000 during 2006 and subsequent years. Mr. Anderson is also entitled to receive an annual bonus, if any, in an amount determined by our compensation committee and may participate in present and future benefit, pension and profit sharing plans that are provided to our executive officers from time to time.
      If we terminate Mr. Anderson’s employment without cause, as defined in his employment agreement, prior to January 1, 2007, he will be entitled to receive his base salary, bonus and any other benefits to which he is entitled in the same manner, method, terms and installments up to and ending on January 1, 2007 as if his employment had not been terminated before that date. In addition, Mr. Anderson has agreed during the term of his employment by us not to engage in any business competitive with us or solicit our employees, agents, consultants or policyholders without our prior written consent. Under the terms of his agreement, Mr. Anderson is permitted to engage in other business activities not related to the business and interests of our company, so long as such business activities do not create any conflict of interest with us.
      Other executive officers. We have an employment agreement with each of Messrs. Bradley, Banta, Hunt and Leach. Each agreement expires on January 1, 2008, unless extended. Beginning January 1, 2008, the term of each agreement is automatically extended for an additional one year term unless either party delivers notice to the other party of its intention not to extend the term. The agreements provide for an annual base salary of no less than $275,000 for Mr. Bradley, $200,000 for Mr. Banta and $215,000 for each of Mr. Hunt and Mr. Leach. They are also entitled to receive an annual bonus in an amount, if any, determined by our compensation committee. Each executive officer may participate in present and future benefit, pension and profit sharing plans that are provided to our executive officers from time to time.
      If we terminate the employment of Messrs. Bradley, Banta, Hunt or Leach without cause, as defined in the employment agreements, the terminated executive officer will be entitled to receive his base salary for a period of 12 months (or, in the case of Mr. Bradley, 18 months) payable in regular installments after the date of his termination. In addition, we have agreed to pay each executive officer the actual cost of continuing health coverage premiums for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of his termination. Each of these executive officers has further agreed during the term of his employment by us not to engage in any business competitive with us or solicit our employees, agents, consultants or policyholders without our prior written consent. If Messrs. Bradley, Banta, Hunt or Leach are terminated by us without cause, the prohibitions on engaging in competitive activities or soliciting our employees, agents, consultants or policyholders extend for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of termination. If these executive officers are terminated by us with cause or as a result of a resignation, as defined in the employment agreements, or if an executive officer elects not to renew the term of his employment agreement, we have the option to extend the restriction on engaging in competitive activities or soliciting our employees, agents, consultants or policyholders for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of termination or non-renewal by (a) delivering a written notice to the executive officer within 180 days after his termination or non-renewal stating that we irrevocably exercise the option, and (b) paying his base salary and the actual cost of his COBRA continuing health coverage premiums for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of his termination or non-renewal.
Limitations of Liability and Indemnification of Directors and Officers
      As permitted by Texas law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for or with respect to any acts or omissions in the performance of such person’s duties as a director to the fullest extent permitted by applicable law. Our articles of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Texas law. Our bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under Texas law. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.
      We have entered into indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify the director or officer to the fullest extent permitted by Texas law, including indemnification for judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or officer or as the director or officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We have been informed that, in the opinion of the SEC, personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable.
      The indemnification provisions contained in our articles of incorporation and bylaws are exclusive of any other right that a person may have or acquire under any statute, bylaw, resolution of shareholders or directors or otherwise. In addition, we maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of their service in these capacities.
      We are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agencies in which indemnification would be required or permitted. We believe that the provisions of our articles of incorporation and bylaws and our indemnification agreements are necessary to attract and retain qualified persons to serve as directors and officers of our company.

PRINCIPAL AND SELLING SHAREHOLDERS
      The tables below contain information about the beneficial ownership of our common stock and our Series C convertible preferred stock prior to and following the completion of this offering for:

•	each of our directors;

•	each of our executive officers;

•	all directors and executive officers as a group;

•	each beneficial owner of more than five percent of our common stock or Series C convertible preferred stock; and

•	each of the selling shareholders.
      The tables below list the number of shares and percentage of shares beneficially owned based on 21,581,864 shares of our common stock and 300,000 shares of our Series C convertible preferred stock outstanding as of August 1, 2005. Holders of our Series C convertible preferred stock are entitled to vote on all matters to be voted on by our shareholders and vote as a single class with the holders of our common stock.
      Beneficial ownership of our common stock and Series C convertible preferred stock is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities held. Except as indicated and subject to applicable community property laws, to our knowledge the persons named in the tables below have sole voting and investment power with respect to all shares of common stock or Series C convertible preferred stock shown as beneficially owned by them.
Directors and Executive Officers

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering

		Percentage of	Percentage		Percentage of	Percentage
	Number of	Outstanding	of Total	Number of	Outstanding	of Total
Name of Beneficial Owner	Shares	Shares	Vote(1)	Shares	Shares(2)	Vote(1)

Common Stock:
Mark R. Anderson	536,548	2.5%	2.1%
C. Allen Bradley, Jr.	28,302	*	*
Jared A. Morris(3)	3,442,823	16.0%	13.4%
Paul B. Queally(4)(5)	9,135	*	*
Sean M. Traynor(5)	100	*	*

Geoffrey R. Banta	0	—	—
Arthur L. Hunt	51,887	*	*
Craig P. Leach	56,604	*	*
All directors and executive officers as a group (8 persons)	4,125,399	19.1%	16.0%

*	Less than 1%.

(1)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. Upon completion of this offering and based on an assumed initial public offering price of $ share, the conversion price used to determine the number of shares of our common stock into which each share of Series C convertible preferred stock is convertible will be reduced from $7.24308 per share to $ per share.

(2)	Percentage assumes that shares of our outstanding Series A preferred stock are exchanged for shares of common stock upon completion of this offering.

(3)	All shares are beneficially owned through the Jared Morris 1997 Trust, of which Jared Morris is a trustee. The address for the Jared Morris 1997 Trust is 5000 Quorum Drive, Suite 200, Dallas, Texas 75254.

(4)	Includes 9,135 shares of common stock and an additional shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock.

(5)	Each of Paul B. Queally and Sean M. Traynor is a general partner of Welsh Carson and may be deemed to have shared voting and investment power with respect to the securities held by Welsh Carson.

Other Five Percent Holders

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering

		Percentage of	Percentage		Percentage of	Percentage
	Number of	Outstanding	of Total	Number of	Outstanding	of Total
Name of Beneficial Owner	Shares	Shares	Vote(1)	Shares	Shares(2)	Vote(1)

Common Stock:
Welsh Carson(3)	14,568,060	67.5%	56.6%
Abbott Capital 1330 Investors I, L.P.(4)	2,761,256	11.3%	10.7%
Teachers Annuity Association of America(5)	2,761,256	11.3%	9.7%
Sprout Group(6)	1,673,830	7.8%	6.5%
Series C Convertible Preferred Stock:
Abbott Capital 1330 Investors I, L.P.(4)	200,000	66.7%	10.7%	200,000	66.7%
Northwestern Mutual Life Insurance Company(7)	50,000	16.7%	2.7%	50,000	16.7%
Jackson National Life Insurance Company(8)	49,251	16.4%	2.6%	49,251	16.4%

(1)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. Upon completion of this offering and based on an assumed initial public offering price of $ share, the conversion price used to determine the number of shares of our common stock into which each share of Series C convertible preferred stock is convertible will be reduced from $7.24308 per share to $ per share.

(2)	Percentage assumes that shares of our outstanding Series A preferred stock are exchanged for shares of common stock upon completion of this offering.

(3)	Represents (a) 14,452,624 shares of common stock held by Welsh, Carson, Anderson & Stowe VII, L.P., and an additional shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock, and (b) 115,436 shares of common stock held by WCAS Healthcare Partners, L.P., and an additional shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock. Each of the following general partners of Welsh

Carson may be deemed to have shared voting and investment power with respect to the securities held by Welsh Carson and, in addition, beneficially owns shares of common stock, if any, as indicated parenthetically: Patrick J. Welsh (115,436 shares held by The Patrick Welsh 2004 Irrevocable Trust), Russell L. Carson (115,436 shares), Bruce K. Anderson (115,436 shares held by The Bruce K. Anderson 2004 Irrevocable Trust), Richard H. Stowe (17,315 shares), Anthony DeNicola (4,617 shares), Thomas A. McInerney (23,087 shares), Robert A. Minicucci (17,315 shares), Priscilla Newman, Lawrence Sorrel and Laura Van Buren (2,886 shares). The number of shares and percentage of outstanding shares after the offering assume that the underwriters do not exercise the option to purchase additional shares. The address for these Welsh Carson entities is 320 Park Avenue, Suite 2500, New York, New York 10022.

(4)	Beneficial ownership prior to the offering includes 2,761,256 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock convertible within 60 days of August 1, 2005. Beneficial ownership after the offering includes shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock convertible within 60 days of August 1, 2005. The address for Abbott Capital 1330 Investors I, L.P. is c/o Abbott Capital Management, LLC, 1211 Avenue of the Americas, Suite 4300, New York, New York 10036.

(5)	Beneficial ownership prior to the offering includes 2,761,256 shares of common stock that may be acquired pursuant to the conversion of Series D convertible preferred stock into non-voting common stock, and the subsequent conversion of the non-voting common stock into common stock, within 60 days of August 1, 2005. Beneficial ownership after the offering includes shares of common stock that may be acquired pursuant to the conversion of Series D convertible preferred stock into non-voting common stock, and the subsequent conversion of the non-voting common stock into common stock, within 60 days of August 1, 2005. The address for Teachers Annuity Association of America is 730 Third Avenue, New York, New York 10017.

(6)	Represents (a) 658,340 shares of common stock held by Sprout Growth II, L.P., and an additional shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock, (b) 805,277 shares of common stock held by Sprout Capital VII, L.P., and an additional shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock, (c) 9,355 shares of common stock held by Sprout CEO Fund, L.P., and an additional shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock; (d) 33,476 shares of common stock held by DLJ Capital Corporation, and an additional shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock; and (e) 167,382 shares of common stock held by DLJ First ESC, L.P., and an additional shares of common stock to be acquired upon completion of the offering upon the exchange of shares of Series A preferred stock. The address for these entities is c/o Sprout Group, 11 Madison Avenue, 13th Floor, New York, New York 10010.

(7)	The address for Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(8)	The address for Jackson National Life Insurance Company is c/o PPM America, Inc., 225 West Wacker Drive, Chicago, Illinois 60606.

Selling Shareholders
      To the extent the underwriters sell more than                      shares of our common stock, the selling shareholders have granted the underwriters a 30-day option to purchase up to  additional shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments, if any. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The table below assumes the over-allotment option is exercised in full.

			Beneficial Ownership
			After the Offering
	Number of	Number of Common
	Common Shares	Shares to be Sold if		Percentage of
	Beneficially Owned	Over-Allotment Option	Number of	Outstanding	Percentage of
Selling Shareholder	Prior to the Offering	Exercised in Full	Shares	Shares(1)	Total Vote(2)

Welsh Carson	14,568,060
Sprout Group	1,673,830
Kenneth Melkus(3)	2,802			*	*
Laura Van Buren(3)	2,526			*	*
Piper Jaffray, Inc.(3)	2,802			*	*

*	Less than 1%.

(1)	Percentage assumes that shares of our outstanding Series A preferred stock are exchanged for shares of common stock upon completion of this offering.

(2)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. Upon completion of this offering and based on an assumed initial public offering price of $ share, the conversion price used to determine the number of shares of our common stock into which each share of Series C convertible preferred stock is convertible will be reduced from $7.24308 per share to $ per share.

(3)	Each of Mr. Melkus, Ms. Van Buren and Piper Jaffray, Inc. has not had a material relationship with us or any of our affiliates within the past three years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Registration Rights Agreement
      We have entered into a registration rights agreement with the holders of our convertible preferred stock and certain holders of our common stock, including Mark R. Anderson, Paul B. Queally, Sean M. Traynor, the Jared Morris 1997 Trust, Welsh Carson and Sprout Group. Under the registration rights agreement, these holders may require us to register any or all of their shares of common stock (including shares of common stock issuable upon conversion of our outstanding convertible preferred stock) under the Securities Act of 1933, or the Securities Act, upon the request of:

•	the holders of a majority of certain shares of our common stock, including shares held by Paul B. Queally, Sean M. Traynor, Welsh Carson and Sprout Group;

•	the holders of 33% of the shares of our common stock previously issued upon exercise of certain warrants issued by us in 1998, including shares held by Paul B. Queally, Welsh Carson and Sprout Group; or

•	beginning 180 days after this offering, the holders of a majority of our convertible preferred stock.
      In addition, the holders of our convertible preferred stock and common stock that are party to the registration rights agreement have the right to request that we:

•	register shares of their common stock (including shares of common stock issuable upon conversion of our outstanding convertible preferred stock) with an anticipated aggregate sale price of at least $1.0 million under the Securities Act on a Form S-3 registration statement; and

•	include shares of their common stock in any registration statement whenever we propose to register our common stock under the Securities Act.
      We have agreed to pay all expenses, other than underwriting discounts and commissions, in connection with these registrations, including legal and accounting fees incurred by the company, printing costs and the fees of one law firm for the selling shareholders. In addition, we have agreed to indemnify these holders of our common stock and convertible preferred stock against certain liabilities, including liabilities under the Securities Act.
Stockholders Agreements
      We have entered into stockholders agreements with certain holders of our capital stock, including Mark R. Anderson, Paul B. Queally, the Jared Morris 1997 Trust, Welsh Carson, Sprout Group, Abbott Capital 1330 Investors, Northwestern Mutual Life Insurance Company and Jackson National Life Insurance Company. Under the terms of the stockholders agreements, the parties thereto have agreed, among other things, to vote to elect certain persons to our board. Welsh Carson’s designees are Paul B. Queally and Sean M. Traynor. In accordance with their terms, the stockholders agreements will terminate upon completion of this offering.
Concentra Inc.
      We have entered into arm’s length agreements with certain subsidiaries of Concentra Inc., pursuant to which they provide us with health care management, cost containment and claims management services. Affiliates of our principal shareholder, Welsh Carson, beneficially own a majority of the outstanding shares of common stock of Concentra. Two of our directors, Paul B. Queally and Sean M. Traynor, are general partners of Welsh Carson. In addition, Mr. Queally is the Chairman of the Board and a director of Concentra. Under the terms of these agreements, we made aggregate payments to subsidiaries of Concentra of approximately $2.3 million, $1.6 million and $0.8 million in 2004, 2003 and 2002, respectively.

DESCRIPTION OF CAPITAL STOCK
      Upon completion of this offering, we will be authorized to issue                      shares of capital stock, consisting of:

•	shares of preferred stock, par value $0.01 per share, of which:

•	1,500,000 shares are designated as Series A preferred stock;

•	1,500,000 shares are designated as Series B preferred stock;

•	300,000 shares are designated as Series C convertible deferred pay preferred stock;

•	200,000 shares are designated as Series D non-voting convertible deferred pay preferred stock; and

•	500,000 shares are designated as Series E preferred stock;

•	shares of common stock, par value $0.01 per share; and

•	5,000,000 shares of convertible non-voting common stock, par value $0.01 per share.
      As of August 1, 2005, the following shares of our capital stock were outstanding:

•	848,082 shares of Series A preferred stock;

•	300,000 shares of Series C convertible preferred stock;

•	200,000 shares of Series D convertible preferred stock;

•	35,930 shares of Series E preferred stock; and

•	21,581,864 shares of common stock.
      There are no shares of Series B preferred stock or non-voting common stock outstanding. There were 45 holders of record of our common stock as of August 1, 2005.
      In connection with this offering, our articles of incorporation require that we use proceeds from the offering to redeem all outstanding shares of Series E preferred stock and 50% of the net proceeds, or approximately $                     million, to redeem outstanding shares of Series A preferred stock, unless our board of directors determines in good faith that the preferred stock redemption would cause us not to maintain our current A.M. Best rating or would contravene applicable law. In addition, as permitted under our articles of incorporation, the holders of our Series A preferred stock have elected to exchange any remaining shares of Series A preferred stock outstanding after the redemption for shares of our common stock. Upon completion of this offering and after giving effect to the sale of shares by us and the redemption and/or exchange of all outstanding shares of our Series A preferred stock and Series E preferred stock, we expect                      shares of our common stock, 300,000 shares of our Series C convertible preferred stock and 200,000 shares of Series D convertible preferred stock will be outstanding. No shares of our Series A preferred stock, Series B preferred stock, Series E preferred stock or non-voting common stock will be outstanding upon completion of this offering.
      The following summary of certain provisions of our common stock and convertible preferred stock is qualified in its entirety by the detailed provisions of our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law. See “Where You Can Find More Information.”
Common Stock and Non-Voting Common Stock
      Voting. Each holder of our common stock is entitled to one vote for each share on all matters to be voted on by our shareholders, and vote together as a single class with the holders of our Series C convertible preferred stock. Holders of shares of non-voting common stock are not entitled to vote on any matter to be voted on by our shareholders, except as required by Texas law.

      Dividends. Holders of common stock and non-voting common stock are entitled to receive dividends, on an equal basis, at the time and in the amount as our board may from time to time determine, subject to any preferential amounts payable to holders of all series of our outstanding preferred stock. Our articles of incorporation prohibit us from paying dividends on our common stock and non-voting common stock (other than in additional shares of common stock or non-voting common stock, as applicable) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend by us, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock or non-voting common stock, as applicable, basis equal to the dividend we pay to the holders of our common stock and non-voting common stock.
      Liquidation. Upon a liquidation and dissolution of our company, the holders of common stock and non-voting common stock are entitled to receive, on an equal basis, all assets available for distribution to shareholders, subject to any preferential amounts payable to holders of our then-outstanding series of preferred stock.
      Conversion of Non-Voting Common Stock. Shares of our non-voting common stock are issuable upon conversion of our Series D convertible preferred stock. Each share of non-voting common stock may be converted at any time, and without cost to the shareholder, into one share of common stock.
Convertible Preferred Stock
      Voting. Each holder of our Series C convertible preferred stock is entitled to one vote for each share of our common stock into which the Series C convertible preferred stock is convertible on all matters to be voted on by our shareholders and vote together as a single class with holders of our common stock. The Series D convertible preferred stock is non-voting. However, the holders of Series C convertible preferred stock and Series D convertible preferred stock each have the right to vote as a separate series on any amendment to our articles of incorporation or on any action to be taken by us that would adversely affect the rights, privileges and preferences of the convertible preferred stock.
      Dividends. Prior to completion of this offering, holders of convertible preferred stock are entitled to receive pay-in-kind dividends at a rate of $7.00 per share per annum payable in shares of Series E preferred stock. Under the terms of our articles of incorporation, upon the redemption and exchange of all outstanding shares of our Series A preferred stock in connection with this offering, holders of our convertible preferred stock will no longer be entitled to receive these pay-in-kind dividends. However, if the holders of two-thirds of our outstanding convertible preferred stock consent to the declaration or payment of a dividend by us to the holders of our common stock or non-voting common stock, the holders of our outstanding convertible preferred stock will receive a dividend payable on an as-converted to common stock or non-voting common stock, as applicable, basis equal to the dividend to be paid to the holders of our common stock and non-voting common stock.
      Liquidation Rights. Upon any liquidation, dissolution or winding up of our company, holders of our convertible preferred stock are entitled to receive, in cash, an amount equal to the greater of:

•	$100 for each share of convertible preferred stock outstanding, plus the cash value, calculated at $100 per share, of all accrued and unpaid dividends; and

•	the amount distributable to the holders of our convertible preferred stock upon liquidation, dissolution or winding up had the holders converted their shares into common stock or non-voting common stock, as the case may be, in accordance with the terms of the convertible preferred stock immediately prior to liquidation, dissolution or winding up.
      All liquidation payments in respect of shares of our convertible preferred stock are required to be paid before any distribution is made in respect of our common stock.

      Conversion. The Series C convertible preferred stock is convertible into our common stock, and the Series D convertible preferred stock is convertible into our non-voting common stock, in each case at a conversion rate calculated by multiplying the number of shares to be converted by $100 and dividing the result by the then-applicable conversion price, as adjusted from time to time. As of August 1, 2005, the conversion price was $7.24308 per share. Upon completion of this offering, the conversion price will be $           per share. Our convertible preferred stock is convertible:

•	at any time at the option of the holder;

•	at our option at any time following the consummation of any public offering of our equity securities or a change of control of our company if the closing price for our common stock for the prior 20 trading days is, or the proceeds from the change of control results in a value for our outstanding common stock of, at least $9.05 per share; and

•	automatically upon consummation of a public offering of our common stock with gross proceeds to us of at least $40.0 million at a price to public of at least $9.05 per share, subject to adjustment to reflect stock splits, combinations and stock dividends.
      Redemption. Following a change of control of our company, holders of our convertible preferred stock have the right to require us to redeem their shares at a redemption price of $100 plus the cash value, calculated at $100 per share, of all accrued and unpaid dividends. Our articles of incorporation define a change of control of our company for this purpose to include:

•	the sale, lease or transfer of all or substantially all of our assets in one or a series of related transactions to any person; or

•	the acquisition of beneficial ownership by any person, other than Welsh Carson, in one or a series of related transactions, of our voting stock representing more than 50% of the voting power of all outstanding shares of our voting stock, whether by merger, consolidation or otherwise, other than by way of a public offering of our equity securities.
      In addition, we may at any time, on 30 days’ notice, redeem all, but not less than all, shares of convertible preferred stock at a redemption price of $103.50 plus the cash value, calculated at $100 per share, of all accrued and unpaid dividends. Until payment of the redemption price, we may not make any payment or distribution upon any preferred stock, common stock or non-voting common stock.
Blank Check Preferred Stock
      Upon completion of this offering, our board of directors will have the authority, without further action by the shareholders, to issue up to            million shares of preferred stock in one or more series. In addition, our board may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by our board, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change of control or make removal of our management more difficult. In addition, issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any additional shares of preferred stock.
Anti-Takeover Provisions
      Texas Business Corporation Act. Upon completion of this offering, we will be subject to Part 13 of the Texas Business Corporation Act. In general, that statute prohibits a publicly held Texas corporation from engaging, under certain circumstances, in a “business combination” with any “affiliated shareholder” for a period of three years following the date that the shareholder became an affiliated shareholder unless:

•	prior to that date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or

•	not less than six months after that date, the business combination is approved at a meeting of shareholders duly called for that purpose, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder.
      Part 13 of the TBCA defines a “business combination” to include:

•	any merger, share exchange or conversion involving the corporation and the affiliated shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the affiliated shareholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder;

•	the adoption of a plan or proposal for our liquidation or dissolution proposed by or pursuant to an agreement with the affiliated shareholder;

•	a reclassification, recapitalization or merger proposed by or pursuant to an agreement with the affiliated shareholder that has the effect of increasing the proportionate ownership percentage of the affiliated shareholder; or

•	the receipt by the affiliated shareholder of the benefit of any loan, advance, guarantee, pledge or other financial benefit provided by or through the corporation.
      In general, Part 13 of the TBCA defines an “affiliated shareholder” as any shareholder who beneficially owns 20% or more of the corporation’s outstanding voting shares, as well as any entity or person affiliated with or controlling or controlled by the shareholder.
      A Texas corporation may opt out of Part 13 of the TBCA with an express provision in its original articles of incorporation or an express provision in its articles of incorporation or bylaws resulting from an amendment approved by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder. We have not opted out of the provisions of Part 13 of the TBCA.
      Louisiana and Texas Insurance Law. Two of our three insurance company subsidiaries, American Interstate and Silver Oak Casualty, are incorporated in Louisiana and the other, American Interstate of Texas, is incorporated in Texas. Under Louisiana and Texas insurance law, advance approval by the state insurance department is required for any change of control of an insurer. “Control” is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any such transaction.
      Charter and Bylaw Provisions. The following summary of certain provisions of our articles of incorporation and bylaws is qualified in its entirety by our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
      Our articles of incorporation provide that upon completion of this offering any action required or permitted to be taken by our shareholders may only be effected at a duly called meeting of shareholders. In addition, our articles of incorporation:

•	prohibit shareholders from taking action by written consent, unless the consent is unanimous;

•	prohibit the use of cumulative voting in the election of directors; and

•	authorize our board to issue blank check preferred stock to increase the amount of outstanding shares.
      Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.
      Our articles of incorporation provide that special meetings of our shareholders may be called only by the chairman of our board, our president, a majority of our board of directors or by holders of at least 25% of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of AMERISAFE. Should any shareholder desire to present business at any meeting, including nominating a candidate for director, they must comply with certain advance notice provisions in our bylaws.
      Our articles of incorporation and bylaws provide that the authorized number of our directors is fixed by our board of directors. In addition, our bylaws provide that our board of directors will be divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term. The classification and term of office for each of our directors upon completion of this offering is noted in the table listing our directors and executive officers under “— Directors, Executive Officers and Key Employees.” As a result, any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a classified board.
      Our bylaws provide that vacancies in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any newly created directorships may be filled by election at an annual or special meeting of our shareholders called for that purpose or by our board, provided that our board may not fill more than two newly created directorships during the period between any two successive annual meetings of our shareholders. Our bylaws provide that, at any meeting of shareholders called for that purpose, any director may be removed for cause by the affirmative vote of the holders of at least two-thirds of the shares of our stock entitled to vote for the election of directors.
      As described above, our board will be authorized to issue up to            million shares of preferred stock and to determine the price and the rights, preferences and privileges of these shares, without shareholder approval, which could also delay or prevent a change of control transaction.
      These provisions contained in our articles of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change of control of us or our management (including transactions in which shareholders might otherwise receive a premium for their shares over the then-current prices) and may limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is                     . The address of the transfer agent and registrar is                                         and its telephone number is                     .
Listing
      We intend to apply to have our shares of common stock approved for listing on the Nasdaq National Market under the symbol “AMSF.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to completion of this offering, there has not been a public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
      Upon completion of this offering, we will have approximately                      shares of common stock outstanding, which includes the                      shares of common stock sold by us in this offering,                      shares issued upon exchange of our Series A preferred stock (based on an assumed initial public offering price of $           per share, which is the mid-point of the price range set forth on the cover page of this prospectus), and the                      shares of restricted stock to be issued to our non-employee directors. Of these shares, the                      shares sold in this offering and any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as that term is defined in Rule 144 of the Securities Act, in which case they may only be sold in compliance with the limitations described below. The remaining                      shares were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144.
      Upon completion of this offering,                      shares will be issuable upon the exercise of outstanding options that we intend to grant to our executive officers and other employees, at an exercise price equal to the initial public offering price. In addition,                      shares of our common stock will be issuable upon the conversion of our convertible preferred stock, subject to adjustment pursuant to the terms of our convertible preferred stock.
Lock-Up Agreements
      Except as described below, each of our directors, our officers and the selling shareholders has agreed with the underwriters not to sell, contract to sell, pledge, dispose of or hedge any shares of stock (or securities convertible into, or exchangeable for, shares of our common stock) for a period of 180 days under agreements, referred to as “lock-up agreements,” without the consent of the underwriters. The conditions of these lock-up agreements may be waived by the underwriters. Upon completion of this offering,                      shares of our common stock will be subject to lock-up agreements.
Rule 144 Sales by Affiliates
      Affiliates of our company must comply with Rule 144 of the Securities Act when they sell shares of our common stock. In general, under these rules, persons who acquire shares of common stock, other than in a public offering registered with the SEC, are required to hold those shares for a period of one year. Shares acquired in a registered public offering or held for more than one year may be sold by an affiliate subject to certain conditions. An affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (approximately shares immediately after the offering); and

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.
Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and the availability of current public information about our company.

Rule 144(k)
      Under Rule 144(k) of the Securities Act, a person who is not, and has not been at any time during the 90 days preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
      Of the                      shares of common stock outstanding as of the date of this prospectus, or issuable upon conversion of our outstanding shares of convertible preferred stock as of the date of this prospectus,                      shares of such common stock would be available to be sold pursuant to Rule 144, including                      shares of common stock that could be sold pursuant to Rule 144(k), in each case subject to the terms of the lock-up agreements and registration rights agreement described above.
      We intend to file a Form S-8 registration statement following completion of this offering to register shares of common stock issuable under our equity incentive plans. These shares will be available-for-sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.
Registration Rights
      We have granted registration rights to certain holders of our common stock and holders of our convertible preferred stock. Upon completion of this offering and assuming the over-allotment option is not exercised, these holders will own approximately                      shares of our common stock (including shares of common stock issuable upon conversion of our convertible preferred stock assuming a conversion price of $           per share) that they may require us to register for sale under the Securities Act pursuant to the registration rights agreement. See “Certain Relationships and Related Transactions— Registration Rights Agreement.”

UNDERWRITING
      Subject to the terms and conditions set forth in the underwriting agreement between us, the selling shareholders and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc., or FBR, Keefe, Bruyette & Woods, Inc. and William Blair & Company, L.L.C. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of shares of common stock:

Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
Keefe, Bruyette & Woods, Inc.
William Blair & Company, L.L.C.

Total

      The selling shareholders have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase on a pro rata basis, at the initial public offering price less underwriting discounts and commissions, up to an additional                      shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to certain conditions, to purchase that number of additional shares.
      Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the shares subject to the over-allotment option, if any shares are purchased. We and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.
      The underwriters initially propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at the same offering price less a concession not to exceed $           per share. The underwriters may allow, and certain dealers may re-allow, a discount not to exceed $           per share to certain other dealers.
      The table below provides information regarding the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to                     additional shares.

	No Exercise of	Full Exercise of
Paid by Us	Over-Allotment Option	Over-Allotment Option

Per Share	$	$
Total	$	$

	No Exercise of	Full Exercise of
Paid by Selling Shareholders	Over-Allotment Option	Over-Allotment Option

Per Share	$0	$
Total	$0	$
      In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse FBR for certain of its reasonable expenses incurred in connection with this offering up to $250,000. FBR may provide us with investment banking and financial advisory services in the future, for which it may receive customary compensation. In this regard, for a period of one year from the date of completion of the offering, we have granted FBR a right of first refusal to act as placement agent for any future trust preferred transactions in which we may participate.

      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $           .
      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot this offering by selling more than the number of shares of common stock offered by this prospectus, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriters may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.
      We, our current directors, officers and the selling shareholders have agreed that, without the prior written consent of the representatives, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      The representatives do not intend to release any portion of the common stock subject to the foregoing lock-up agreements. However, the representatives, in their sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, the representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.
      The underwriters have reserved for sale, at the initial offering price,                     shares of common stock for certain of our officers, employees and agencies who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
      The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.
      Prior to completion of this offering, there has been no public market for the shares. The initial public offering price will be negotiated by us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      FBR will facilitate Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by FBR. Other than the prospectus in electronic format, the information on the FBR web site is not part of this prospectus.
      We intend to apply to have our shares of common stock approved for listing on the Nasdaq National Market under the symbol “AMSF.”
LEGAL MATTERS
      Jones Day in Dallas, Texas will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us. Lord, Bissell & Brook LLP in Chicago, Illinois will pass upon certain legal matters for the underwriters.
EXPERTS
      The consolidated financial statements and financial statement schedules of AMERISAFE, Inc. and its subsidiaries at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement, including the agreements and other documents filed as exhibits to the registration statement. Statements contained in this prospectus as to the contents of any agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference to the agreement or document to which it refers.
      After completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website at www.amerisafe.com. In addition, we will provide copies of our filings free of charge to our shareholders upon request. Our SEC filings, including the registration statement of which this prospectus is a part, will also be available to you on the SEC’s Internet site at http://www.sec.gov. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm
The Board of Directors
AMERISAFE, Inc. and Subsidiaries
      We have audited the accompanying consolidated balance sheets of AMERISAFE, Inc., and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 16(b). These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMERISAFE, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statements taken as a whole present fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP
New Orleans, Louisiana
May 8, 2005, except as to Note 22, as to
     which the date is July 28, 2005

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands, except
	share data)
Assets
Investments:
Fixed maturity securities— held-to-maturity, at amortized cost (fair value $328,948)	$329,653	$—
Fixed maturity securities— available-for-sale, at fair value (cost $1,729 and $233,111 in 2004 and 2003, respectively)	1,755	243,863
Equity securities— available-for-sale, at fair value (cost $30,926 and $11,215 in 2004 and 2003, respectively)	33,460	11,496
Mortgage loan	—	2,370

Total invested assets	364,868	257,729
Cash and cash equivalents	25,421	49,815
Receivable for investments sold	—	1,380
Amounts recoverable from reinsurers	198,977	211,774
Accounts receivable, net	114,141	108,380
Deferred income taxes	15,624	12,713
Federal income tax recoverable	1,292	6,426
Accrued interest receivable	3,123	2,659
Property and equipment, net	7,077	6,000
Deferred policy acquisition costs	12,044	11,820
Deferred charges	3,054	2,987
Other assets	8,566	6,925

	$754,187	$678,608

Liabilities, redeemable preferred stock and shareholders’ deficit
Liabilities:
Reserves for loss and loss adjustment expenses	$432,880	$377,559
Unearned premiums	111,741	103,462
Reinsurance premiums payable	861	485
Amounts held for others	1,214	1,376
Policyholder deposits	33,746	28,609
Insurance-related assessments	29,876	26,133
Accounts payable and other liabilities	18,725	18,902
Note payable	—	6,000
Subordinated debt securities	36,090	10,310

Total liabilities	665,133	572,836
Redeemable preferred stock:
Series A nonconvertible— $0.01 par value, $100 per share redemption value:
Authorized shares— 1,500,000; issued and outstanding shares— 819,161 in 2004 and 764,243 in 2003	81,916	76,424
Series B nonconvertible— $0.01 par value, $100 per share redemption value:
Authorized shares— 1,500,000; no shares issued or outstanding in 2004 or 2003	—	—
Series C convertible— $0.01 par value, $100 per share redemption value:
Authorized shares— 300,000; issued and outstanding shares— 300,000 in 2004 and 2003	30,000	30,000
Series D convertible— $0.01 par value, $100 per share redemption value:
Authorized shares— 200,000; issued and outstanding shares— 200,000 in 2004 and 2003	20,000	20,000

	131,916	126,424
Shareholders’ deficit:
Preferred stock: Series E nonconvertible— $0.01 par value, $100 per share redemption value:
Authorized— 500,000; issued and outstanding shares— 17,653 in 2004 and 247,209 in 2003	1,765	24,720
Common stock:
Voting— $0.01 par value, authorized shares— 100,000,000; issued and outstanding shares— 21,581,864 in 2004 and 12,967,104 in 2003	216	130
Convertible nonvoting— $0.01 par value, authorized shares— 5,000,000; no shares issued or outstanding in 2004 or 2003	—	—
Additional paid-in-capital	—	—
Accumulated deficit	(51,896)	(52,672)
Accumulated other comprehensive income	7,053	7,170

	(42,862)	(20,652)

	$754,187	$678,608

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2004	2003	2002

	(In thousands, except share and per share data)
Revenues:
Premiums earned	$234,733	$179,847	$163,257
Net investment income	12,217	10,106	9,419
Net realized gains (losses) on investments	1,421	316	(895)
Gain on sale of asset	—	—	194
Fee and other income	589	462	1,888

Total revenues	248,960	190,731	173,863
Expenses:
Loss and loss adjustment expenses incurred	174,186	129,250	121,062
Underwriting and certain other operating costs	28,987	23,062	22,377
Commissions	14,160	11,003	9,189
Salaries and benefits	15,034	15,037	15,850
Interest expense	1,799	203	498
Policyholder dividends	1,108	736	156
Other expenses	—	—	988

Total expenses	235,274	179,291	170,120

Income before income taxes	13,686	11,440	3,743
Income tax expense (benefit)	3,129	2,846	(1,438)

Net income	10,557	8,594	5,181
Preferred stock dividends	(9,781)	(10,133)	(9,453)

Net income (loss) available to common shareholders	$776	$(1,539)	$(4,272)

Earnings (loss) per share:
Basic	$0.03	$(0.12)	$(0.33)

Diluted	$0.03	$(0.12)	$(0.33)

Shares used in computing earnings (loss) per share:
Basic	16,226,442	12,967,104	12,967,104

Diluted	18,380,132	12,967,104	12,967,104

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Series E						Accumulated
	Preferred Stock		Common Stock		Additional		Other
					Paid-In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

	(In thousands, except share data)
Balance at January 1, 2002	$150,379	$15,038	$12,967,104	$130	$14,877	$(61,738)	$1,693	$(30,000)
Comprehensive income:
Net income	—	—	—	—	—	5,181	—	5,181
Other comprehensive income, net of tax:
Unrealized gain on securities	—	—	—	—	—	—	4,499	4,499

Comprehensive income								9,680
Series A preferred stock dividends	—	—	—	—	(4,780)	—	—	(4,780)
Series E preferred stock dividends	46,736	4,673	—	—	(4,673)	—	—	—

Balance at December 31, 2002	197,115	19,711	12,967,104	130	5,424	(56,557)	6,192	(25,100)
Comprehensive income:
Net income	—	—	—	—	—	8,594	—	8,594
Other comprehensive income, net of tax:
Unrealized gain on securities	—	—	—	—	—	—	978	978

Comprehensive income								9,572
Series A preferred stock dividends	—	—	—	—	(5,124)	—	—	(5,124)
Series E preferred stock dividends	50,094	5,009	—	—	(300)	(4,709)	—	—

Balance at December 31, 2003	247,209	24,720	12,967,104	130	—	(52,672)	7,170	(20,652)
Comprehensive income:
Net income	—	—	—	—	—	10,557	—	10,557
Other comprehensive income, net of tax:
Unrealized loss on securities	—	—	—	—	—	—	(117)	(117)

Comprehensive income								10,440
Conversion of warrants	—	—	8,614,760	86	—	—	—	86
Series A preferred stock dividends	—	—	—	—	—	(5,492)	—	(5,492)
Series E preferred stock dividends	42,880	4,289	—	—	—	(4,289)	—	—
Redemption of Series E preferred stock	(272,436)	(27,244)	—	—	—	—	—	(27,244)

Balance at December 31, 2004	$17,653	$1,765	$21,581,864	$216	$—	$(51,896)	$7,053	$(42,862)

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Operating activities
Net income	$10,557	$8,594	$5,181
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,695	2,019	1,966
Provision for doubtful accounts	1,262	19	(902)
Net amortization/accretion of investments	1,673	1,015	234
Deferred income taxes	(2,849)	(1,868)	915
Net realized (gains) losses on investments	(1,421)	(316)	895
Gain on sale of asset	—	—	(194)
Changes in operating assets and liabilities:
Accounts receivable	(7,023)	(13,108)	10,518
Accrued interest receivable	(464)	(544)	(225)
Deferred policy acquisition costs and deferred charges	(291)	(3,305)	2,164
Other assets	3,497	(1,549)	(31)
Reserve for loss and loss adjustment expenses	55,321	31,017	(36,490)
Unearned premiums	8,279	16,143	(4,727)
Reinsurance balances	13,173	1,742	82,157
Amounts held for others and policyholder deposits	4,975	6,230	(1,839)
Accounts payable and other liabilities	3,565	4,360	(5,310)

Net cash provided by operating activities	91,949	50,449	54,312
Investing activities
Purchases of investments held-to-maturity	(113,461)	(81,988)	(73,344)
Purchases of investments available-for-sale	(31,795)	(8,675)	(4,861)
Proceeds from maturities of investments held-to-maturity	21,789	—	—
Proceeds from sales and maturities of investments available-for-sale	14,908	37,548	26,870
Repayments on mortgage loan	2,370	127	118
Purchases of property and equipment	(2,778)	(640)	(2,562)
Proceeds from sales of property and equipment	2	7	874

Net cash used in investing activities	(108,965)	(53,621)	(52,905)
Financing activities
Proceeds from issuance of subordinated debt securities	25,780	10,310	—
Principal payments on note payable	(6,000)	(2,000)	(1,000)
Warrants exercised	86	—	—
Redemption of outstanding Series E preferred stock	(27,244)	—	—

Net cash provided by (used in) financing activities	(7,378)	8,310	(1,000)

Change in cash and cash equivalents	(24,394)	5,138	407
Cash and cash equivalents at beginning of year	49,815	44,677	44,270

Cash and cash equivalents at end of year	$25,421	$49,815	$44,677

Supplemental disclosure of cash flow information
Interest paid	$1,260	$297	$335

Income taxes paid	$8,434	$8,574	$4,899

Payment-in-kind dividends	$9,781	$10,133	$9,453

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
      AMERISAFE, Inc. (“Amerisafe”), is an insurance holding company incorporated in the state of Texas, which, based on voting common shares, is 67.5% owned by Welsh, Carson, Anderson and Stowe VII L.P. and its affiliate WCAS Healthcare Partners, L.P. (“Welsh Carson”). The accompanying consolidated financial statements include the accounts of Amerisafe and its subsidiaries: American Interstate Insurance Company (“AIIC”) and its insurance subsidiaries, Silver Oak Casualty, Inc. (“SOCI”) and American Interstate Insurance Company of Texas (“AIIC-TX”), and Amerisafe General Agency, Inc. (“AGAI”). AIIC and SOCI are property and casualty insurance companies, domiciled in the state of Louisiana. AIIC-TX is a property and casualty insurance company organized under the laws of the state of Texas, was incorporated on December 20, 2004, and commenced business on January 1, 2005. AGAI, a wholly owned subsidiary of Amerisafe, is a general agent for the Company. AGAI sells insurance, which is underwritten by AIIC, SOCI, and AIIC-TX, as well as by nonaffiliated insurance carriers. The assets and operations of AGAI are not significant to that of the consolidated entity.
      Amerisafe and its subsidiaries are collectively referred to herein as the “Company.”
      The Company provides workers’ compensation and general liability insurance for companies primarily in special trade groups, including construction, trucking, and logging. Assets and revenues of AIIC represent approximately 99% of comparable consolidated amounts of the Company for each of 2004, 2003, and 2002.
      In 1997, the Company entered into a recapitalization agreement with Welsh Carson that resulted in a change to the Company’s capital structure. The Company used the proceeds from this recapitalization to repurchase 80% of the then-outstanding common stock. The repurchase of the common stock resulted in a $164,186,000 charge to retained earnings.
      Early in 2004, the Company engaged in initial discussions with potential underwriters regarding an initial public offering. In May 2005, Amerisafe’s Board of Directors authorized management to proceed with the initial public offering.
Basis of Presentation
      The accompanying consolidated financial statements include the accounts of Amerisafe and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.
      Certain prior year amounts have been reclassified to conform with the current year presentation.
Investments
      At acquisition, investments in held-to-maturity fixed maturity securities are recorded at amortized cost. The Company has the ability and positive intent to hold these investments until maturity. Available-for-sale fixed maturity securities and equity securities are recorded at fair value. Temporary

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
changes in the fair value of the available-for-sale fixed maturity and equity securities are reported in shareholders’ equity as a component of other comprehensive income, net of deferred income taxes.
      During 2004, the Company transferred all fixed maturity securities, other than redeemable preferred stock, from the available-for-sale category to the held-to-maturity category. This transfer between categories was accounted for at fair value as of the transfer date. At the date of transfer, the fair value of all securities transferred was $10,707,000 ($6,960,000 net of income taxes) greater than the securities’ par value. The difference between each security’s par value and fair value at the date of transfer is being amortized as a yield adjustment over the respective security’s life. The fair value at the date of transfer, adjusted for subsequent amortization, is considered to be the security’s amortized cost basis.
      The mortgage loan is carried at the unpaid principal balance. Collateral on the loan balance consists primarily of a first mortgage on the underlying property. The Company received the final payment on the mortgage loan in June 2004.
      Investment income is recognized as it is earned. The discount or premium on fixed maturities is amortized using the scientific “constant yield” method. Anticipated prepayments, where applicable, are considered when determining the amortization of premiums or discounts. Realized investment gains and losses are determined using the specific identification method.
      The Company regularly reviews the fair value of its investments. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below the cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. The Company regularly reviews the investment portfolio to evaluate the existence of other-than-temporary declines in the fair value of investments. The Company considers various factors in determining if a decline in the fair value of an individual security is other-than-temporary, including but not limited to the length of time and magnitude of the unrealized loss, the volatility of the security, analysts’ recommendations and price targets, opinions of the Company’s external investment advisor, market liquidity, and the Company’s intent to sell or ability to hold the security.
      If the Company determines that the decline in fair value is other-than-temporary, the Company adjusts the cost basis of the investment and reports an impairment charge in net realized gains (losses) on investments in the consolidated statements of income in the period in which the Company makes this determination.
Cash and Cash Equivalents
      Cash equivalents include commercial paper, short-term municipal securities, pooled short-term money market funds, and certificates of deposit with an original maturity of three months or less.
Accounts Receivable
      Accounts receivable consist primarily of premium-related balances due from policyholders. The Company considers premiums receivable as past due based on the payment terms of the underlying policy. The balance is shown net of the allowance for doubtful accounts. Receivables due from insureds are charged off when a determination has been made that a specific balance will not be collected based upon the collection efforts of Company personnel. An estimate of amounts that are likely to be charged off is established as an allowance for doubtful accounts as of the balance sheet date. The estimate is

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
primarily comprised of specific balances that are considered probable to be charged off after all collection efforts have ceased, as well as historical trends and an analysis of the aging of the receivables.
Property and Equipment
      The Company’s property and equipment, including certain costs incurred to develop or obtain software for internal use, are stated at cost less accumulated depreciation. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the respective assets, generally 39 years for the building and three to seven years for all other fixed assets.
Deferred Policy Acquisition Costs
      The direct costs of acquiring and renewing business are capitalized to the extent recoverable and are amortized over the effective period of the related insurance policies in proportion to premium revenue earned. These capitalized costs consist mainly of sales commissions, premium taxes, and other underwriting costs. The Company evaluates deferred policy acquisition costs for recoverability by comparing the unearned premiums to the estimated total expected claim costs and related expenses, offset by anticipated investment income. The Company would reduce the deferred costs if the unearned premiums were less than expected claims and expenses after considering investment income. The Company would report any adjustments in amortization of deferred policy acquisition costs. There were no adjustments necessary in 2004, 2003, or 2002.
Reserves for Loss and Loss Adjustment Expenses
      Reserves for loss and loss adjustment expenses represent the estimated ultimate cost of all reported and unreported losses incurred through December 31. The Company does not discount loss and loss adjustment expense reserves. The Company uses a consulting actuary to assist in the evaluation of the adequacy of the reserves for loss and loss adjustment expenses. The reserves for loss and loss adjustment expenses are estimated using individual case-basis valuations, statistical analyses, and estimates based upon experience for unreported claims and their associated loss and loss adjustment expenses. Such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in these estimates, management believes that the reserves for loss and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any adjustments are included in current operations.
      Subrogation recoverables, as well as deductible recoverables from policyholders, are estimated using individual case-basis valuations and aggregate estimates. Deductibles that are recoverable from policyholders, and other recoverables from state funds, decrease the liability for loss and loss adjustment expenses.
Premium Revenue
      Premiums on workers’ compensation and general liability insurance are based on actual payroll costs or production during the policy term and are normally billed monthly in arrears or annually. However, the Company generally requires a deposit at the inception of a policy.
      Premium revenue is earned on a pro rata basis over periods covered by the policies. The reserve for unearned premiums on these policies is computed on a daily pro rata basis.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Reinsurance
      Reinsurance premiums, losses, and allocated loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
      Amounts recoverable from reinsurers include balances currently owed to the Company for losses and allocated loss adjustment expenses that have been paid to policyholders, as well as amounts that are currently reserved for and will be recoverable once the related expense has been paid.
      Upon management’s determination that an amount due from a reinsurer is uncollectible due to the reinsurer’s insolvency, or other matters, the amount is written off.
      Ceding commissions are earned from certain reinsurance companies and are intended to reimburse the Company for costs related to acquiring policies. Ceding commission income is recognized over the effective period of the related insurance policies in proportion to premium revenue earned and is reflected as a reduction in underwriting and other operating costs.
      Contingent commissions are earned from certain reinsurance companies based on the financial results of the applicable risks underwritten by the Company. Contingent commission revenue on reinsurance contracts is recognized during the related reinsurance treaty period and is based on the same assumptions used for recording loss and allocated loss adjustment expenses. These commissions are reflected as a reduction in underwriting and other operating costs and are adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations. Contingent commissions recognized reduced underwriting and other operating costs by $200,000 in 2004 and $10,000 in 2003 and increased costs by $553,000 in 2002.
Fee and Other Income
      The Company recognizes income related to commissions earned by AGAI as the related services are performed.
Advertising
      All advertising expenditures incurred by the Company are charged to expense in the period to which they relate and are included in underwriting and other operating costs in the consolidated statements of income. Total advertising expenses incurred were $412,000, $506,000, and $389,000 during 2004, 2003, and 2002, respectively.
Income Taxes
      The Company accounts for income taxes using the liability method. The provision for income taxes has two components, amounts currently payable or receivable and deferred amounts. Deferred income tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      The Company considers deferred tax assets to be recoverable if it is probable that the related tax losses can be offset by future taxable income. The Company includes future operating income, reversal

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
of existing temporary differences, and tax planning strategies available in this assessment. To the extent the deferred tax assets exceed the amount expected to be recovered in future years, the Company records a valuation allowance for the amount determined unrecoverable. The Company has not recorded a valuation allowance, since the recorded deferred tax asset is expected to be fully realized.
Insurance-Related Assessments
      Insurance-related assessments are accrued in the period in which they have been incurred. The Company is subject to a variety of assessments related to insurance commerce, including those by state guaranty funds and workers’ compensation second-injury funds. State guaranty fund assessments are used by state insurance oversight agencies to cover losses of policyholders of insolvent or rehabilitated insurance companies and for the operating expenses of such agencies. These mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. Assessments related to premiums are generally paid one year after the calendar year in which the premium is written, while assessments related to losses are generally paid within one year of when the loss is paid.
Policyholder Dividends
      The Company writes certain policies for which the policyholder may participate in favorable claims experience through a dividend. An estimated provision for workers’ compensation policyholders’ dividends is accrued as the related premiums are earned. Dividends do not become a fixed liability unless and until declared by the respective Boards of Directors of Amerisafe’s insurance subsidiaries. The dividend to which a policyholder may be entitled is set forth in the policy and is related to the amount of losses sustained under the policy. Dividends are calculated after the policy expiration. The Company is able to estimate the policyholder dividend liability because the Company has information regarding the underlying loss experience of the policies written with dividend provisions and can estimate future dividend payments from the policy terms.
Variable Interest Entities
      In December 2003, Amerisafe formed Amerisafe Capital Trust I (“ACT I”) for the sole purpose of issuing $10,000,000 in trust preferred securities. ACT I used the proceeds from the sale of these securities and Amerisafe’s initial capital contribution to purchase $10,310,000 of subordinated debt securities from Amerisafe. The debt securities are the sole assets of ACT I, and the payments under the debt securities are the sole revenues of ACT I.
      In April 2004, Amerisafe formed Amerisafe Capital Trust II (“ACT II”) for the sole purpose of issuing $25,000,000 in trust preferred securities. ACT II used the proceeds from the sale of these securities and Amerisafe’s initial capital contribution to purchase $25,780,000 of subordinated debt securities from Amerisafe. The debt securities are the sole assets of ACT II, and the payments under the debt securities are the sole revenues of ACT II.
      Amerisafe concluded that the equity investments in ACT I and ACT II (collectively, the “Trusts”) are not at risk since the subordinated debt securities issued by Amerisafe are the Trusts’ sole assets. Accordingly, the Trusts are considered variable interest entities. Amerisafe is not considered to be the primary beneficiary of the Trusts and has not consolidated these entities.
Earnings Per Share
      The Company applies the two-class method to compute basic earnings per share (“EPS”). This method calculates earnings per share for each class of common stock and participating security. Income

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
available to common shareholders is allocated to common shares and participating securities to the extent that each security shares in earnings as if all earnings for the period had been distributed. The amount of earnings allocated to common shares is divided by the weighted-average number of common shares outstanding for the period. Participating securities that are convertible into common stock are included in the computation of basic EPS if the effect is dilutive.
      Diluted EPS include potential common shares assumed issued under the treasury stock method, which reflects the potential dilution that would occur if any outstanding options or warrants were exercised and includes the “if converted” method for participating securities if the effect is dilutive. The two-class method of calculating diluted EPS is used in the event the “if converted” method is anti-dilutive.
Stock-Based Compensation
      The Company accounts for its stock-based compensation using the intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options.

2.	Investments
      The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as held-to-maturity at December 31, 2004 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(In thousands)
U.S. Treasury securities and obligations of U.S. Government agencies	$39,255	$37	$(80)	$39,212
States and political subdivisions	173,103	—	(553)	172,550
Mortgage-backed and asset-backed securities	91,836	165	(284)	91,717
Long-term certificates of deposit	100	—	—	100
Corporate bonds	25,359	30	(20)	25,369

Totals	$329,653	$232	$(937)	$328,948

      The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2004 are summarized as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(In thousands)
Common stocks	$24,879	$2,907	$(269)	$27,517
Preferred stocks	7,776	149	(227)	7,698

Totals	$32,655	$3,056	$(496)	$35,215

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2003 are summarized as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(In thousands)
U.S. Treasury securities and obligations of U.S. Government agencies	$28,507	$1,066	$(22)	$29,551
States and political subdivisions	147,798	5,946	(80)	153,664
Mortgage-backed and asset-backed securities	31,246	1,118	(4)	32,360
Long-term certificates of deposit	100	—	—	100
Corporate bonds	23,478	2,684	—	26,162

	231,129	10,814	(106)	241,837
Common stocks	6,066	442	(124)	6,384
Preferred stocks	7,131	177	(170)	7,138

	13,197	619	(294)	13,522

Totals	$244,326	$11,433	$(400)	$255,359

      A summary of the cost or amortized cost and fair value of investments in fixed maturity securities at December 31, 2004, by contractual maturity, is as follows:

	Cost or
	Amortized
	Cost	Fair Value

	(In thousands)
Maturity:
Due in 2005	$11,851	$11,809
In 2006 through 2009	117,701	117,328
In 2010 through 2014	90,405	90,279
After 2014	19,589	19,570
Mortgage-backed and asset-backed securities	91,836	91,717

Totals	$331,382	$330,703

      The actual maturities of the fixed maturity securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
      At December 31, 2004, there were $25,000 of cash equivalents and $18,028,000 of held-to-maturity investments on deposit as required by regulatory agencies of states in which the Company does business.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
A summary of the Company’s realized gains and losses on sales, calls or redemptions of investments for 2004, 2003, and 2002 is as follows:

	Fixed
	Maturity
	Securities
	Available	Equity
	for Sale	Securities	Other	Total

	(In thousands)
Year ended December 31, 2004
Proceeds from sales	$—	$13,529	$—	$13,529

Gross realized investment gains	$—	$1,784	$—	$1,784
Gross realized investment losses	—	(537)	—	(537)

Net realized investment gain	—	1,247	—	1,247
Impairments	—	—	—	—
Other, including gains on calls and redemptions	—	—	174	174

Net realized investment gains	$—	$1,247	$174	$1,421

Year ended December 31, 2003
Proceeds from sales	$27,469	$4,923	$—	$32,392

Gross realized investment gains	$2	$357	$—	$359
Gross realized investment losses	(5)	(56)	—	(61)

Net realized investment gain	(3)	301	—	298
Impairments	—	—	—	—
Other, including gains on calls and redemptions	18	—	—	18

Net realized investment gains	$15	$301	$—	$316

Year ended December 31, 2002
Proceeds from sales	$18,447	$4,503	$—	$22,950

Gross realized investment gains	$22	$—	$—	$22
Gross realized investment losses	(63)	(857)	—	(920)

Net realized investment loss	(41)	(857)	—	(898)
Impairments	—	—	—	—
Other, including gains on calls and redemptions	3	—	—	3

Net realized investment losses	$(38)	$(857)	$—	$(895)

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      Major categories of the Company’s net investment income are summarized as follows:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Gross investment income:
Fixed maturity securities	$11,294	$9,358	$8,430
Equity securities	811	611	428
Cash and cash equivalents	693	742	1,159

Total gross investment income	12,798	10,711	10,017
Investment expenses	(581)	(605)	(598)

Net investment income	$12,217	$10,106	$9,419

      The following table summarizes the gross unrealized losses on securities:

	Less Than		Twelve Months
	Twelve Months		or Longer

	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses

	(In thousands)
December 31, 2004	$94,003	$963	$16,284	$470
December 31, 2003	$17,362	$330	$589	$70
      The Company reviewed all securities with unrealized losses in accordance with the impairment policy described in Note 1. The Company determined that the unrealized losses in the fixed maturity portfolio relate primarily to changes in market interest rates since the date of purchase or the transfer of the investments from the available-for-sale classification to the held-to-maturity classification. The Company expects to recover the amortized cost of these securities since management expects to hold the securities until they mature. The Company determined the unrealized losses in the equity portfolio were due to general market conditions. Management believes that these conditions will improve such that these unrealized losses will be recovered.

3.	Accounts Receivable
      Accounts receivable consist primarily of premium-related balances due from policyholders. The balance is shown net of the allowance for doubtful accounts. The components of accounts receivable are shown below:

	December 31,

	2004	2003

	(In thousands)
Accounts receivable	$117,057	$111,609
Allowance for doubtful accounts	(2,916)	(3,229)

Accounts receivable, net	$114,141	$108,380

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      The following summarizes the activity in the allowance for doubtful accounts:

	December 31,

	2004	2003	2002

	(In thousands)
Balance, beginning of year	$3,229	$4,339	$5,714
Provision for bad debts	1,262	19	(902)
Write-offs	(1,575)	(1,129)	(473)

Balance, end of year	$2,916	$3,229	$4,339

4.	Deferred Policy Acquisition Costs
      The Company incurs certain costs related to acquiring policies. These costs are deferred and expensed over the life of the related policies. Major categories of the Company’s deferred policy acquisition costs are summarized as follows:

	December 31,

	2004	2003

	(In thousands)
Agents’ commissions	$7,737	$6,876
Premium taxes	2,957	2,695
Deferred underwriting expenses	1,350	2,249

Total deferred policy acquisition costs	$12,044	$11,820

      The following summarizes the activity in the deferred policy acquisition costs:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Balance, beginning of year	$11,820	$9,505	$11,077
Policy acquisition costs deferred	26,193	22,391	18,893
Amortization expense during the year	(25,969)	(20,076)	(20,465)

Balance, end of year	$12,044	$11,820	$9,505

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

5.	Property and Equipment
      Property and equipment consist of the following:

	December 31,

	2004	2003

	(In thousands)
Land and office building	$4,334	$4,313
Furniture and equipment	6,914	6,719
Software	6,022	3,630
Automobiles	110	110

	17,380	14,772
Accumulated depreciation	(10,303)	(8,772)

Real estate, furniture, and equipment, net	$7,077	$6,000

      At December 31, 2004, furniture and equipment included property under capital leases of $20,000 and software included property under capital leases of $1,110,000. There is no accumulated depreciation related to these properties at December 31, 2004. At December 31, 2003, furniture and equipment included property under capital leases of $619,000 and software included property under capital leases of $497,000. Accumulated depreciation includes $465,000 at December 31, 2003 that was related to these properties. The capital lease obligations related to this property are included in accounts payable and other liabilities.
      Future minimum lease payments related to the capital lease obligations are detailed below (In thousands):

2005	$510
2006	510
2007	510

Total minimum lease payments	1,530
Less amount representing interest	(69)

Present value of net minimum lease payments	$1,461

6.	Reinsurance
      The Company cedes certain premiums and losses to various reinsurers under quota share and excess-of-loss treaties. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
geographic regions, activities, or economic characteristics of the reinsurers. The effect of reinsurance on premiums written and earned in 2004, 2003, and 2002 was as follows:

	2004 Premiums		2003 Premiums		2002 Premiums

	Written	Earned	Written	Earned	Written	Earned

	(In thousands)
Direct	$264,962	$256,684	$223,590	$207,447	$185,093	$189,820
Ceded	(21,951)	(21,951)	(27,600)	(27,600)	(26,563)	(26,563)

Net premiums	$243,011	$234,733	$195,990	$179,847	$158,530	$163,257

      The amounts recoverable from reinsurers consist of the following:

	December 31,

	2004	2003

	(In thousands)
Unpaid losses recoverable:
Case basis	$164,942	$181,870
Incurred but not reported	24,682	12,688
Paid losses recoverable	9,353	17,216

Total	$198,977	$211,774

      The Company received reinsurance recoveries of approximately $54,144,000 in 2004, $60,960,000 in 2003, and $104,745,000 in 2002.
      At December 31, 2004, unsecured reinsurance recoverables from reinsurers that exceeded 3% of statutory surplus of the Company’s insurance subsidiary are shown below (in thousands). The A.M. Best Company rating for the reinsurer is shown parenthetically.

Converium Reinsurance North America (B-)	$83,403
American Re-Insurance Company (A+)	38,616
Odyssey America Reinsurance Corporation(A)	21,064
St. Paul Fire & Marine Insurance Company(A)	12,592
Clearwater Insurance Company(A)	10,571
Scor Reinsurance Company (B++)	7,962
Other reinsurers	24,769

Total	$198,977

      During 2004, the Company’s largest reinsurer, Converium Reinsurance North America (“CRNA”), was downgraded by A.M. Best Company, from A- to B-, as a result of the emergence of significant and previously unrecorded losses. While this downgrade had no immediate impact on the Company’s consolidated financial statements, it caused a decrease in the Company’s A.M. Best Company’s Capital Adequacy Ratio (“BCAR”) due to the increase in the capital charge sustained against the CRNA recoverable. CRNA continues to reimburse the Company for its portion of reinsured paid losses, and no amounts are past due. See Note 22— Subsequent Events.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

7.	Income Taxes
      The Company’s deferred income tax assets and liabilities are as follows:

	December 31,

	2004	2003

	(In thousands)
Deferred income tax assets:
Discounting of net unpaid loss and loss adjustment expenses	$8,836	$6,819
Unearned premiums	9,510	8,340
Accrued expenses and other	1,702	1,601
Accrued policyholder dividends	445	448
Accrued insurance-related assessments	5,578	5,071

Total deferred tax assets	26,071	22,279
Deferred income tax liabilities:
Deferred policy acquisition costs	(5,386)	(4,603)
Deferred charges	(877)	(828)
Unrealized gain on securities available-for-sale	(3,799)	(3,861)
Property and equipment, primarily a result of differences in depreciation	(376)	(273)
Other	(9)	(1)

Total deferred tax liabilities	(10,447)	(9,566)

Net deferred income tax asset	$15,624	$12,713

      The components of consolidated income tax expense (benefit) are as follows:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Current:
Federal	$5,444	$4,299	$(2,678)
State	534	415	325

	5,978	4,714	(2,353)
Deferred:
Federal	(2,849)	(1,868)	915

Total	$3,129	$2,846	$(1,438)

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      Income tax expense (benefit) from operations is different from the amount computed by applying the U.S. federal income tax statutory rate of 35% to income before income taxes as follows:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Income tax computed at federal statutory tax rate	$4,790	$4,004	$1,310
Tax-exempt interest, net	(1,737)	(1,392)	(1,055)
State income tax	534	415	325
Dividends received deduction	(135)	(127)	(90)
Tax method changes for prior year	—	—	(1,125)
Other	(323)	(54)	(803)

	$3,129	$2,846	$(1,438)

8.	Note Payable
      At December 31, 2003, the Company had a note payable with an outstanding balance of $6,000,000, bearing interest at the Federal Funds Rate plus 0.75% (1.91%). The note matured on April 1, 2004, and the Company made a final payment of $6,000,000, plus accrued interest.

9.	Subordinated Debt Securities
      On December 16, 2003, Amerisafe entered into a trust preferred securities transaction pursuant to which it issued $10,310,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, Amerisafe formed a Delaware statutory trust, Amerisafe Capital Trust I (“ACT I”). ACT I issued $10,000,000 of preferred securities to investors and $310,000 of common securities to Amerisafe. ACT I used the proceeds from these issuances to purchase the subordinated debt securities. Amerisafe pays interest on its ACT I subordinated debt securities quarterly at a rate equal to LIBOR plus 4.10% per annum. ACT I pays interest on its preferred securities at the same rate. The Amerisafe subordinated debt securities and ACT I preferred securities are repayable on or after January 8, 2009. Payments of principal, interest, and premium, if any, on the ACT I preferred securities are guaranteed by Amerisafe.
      On April 29, 2004, Amerisafe entered into a second trust preferred securities transaction pursuant to which it issued $25,780,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, Amerisafe formed a Delaware statutory trust, Amerisafe Capital Trust II (“ACT II”). ACT II issued $25,000,000 of preferred securities to investors and $780,000 of common securities to Amerisafe. ACT II used the proceeds from these issuances to purchase the subordinated debt securities. Amerisafe pays interest on its ACT II subordinated debt securities quarterly at a rate equal to LIBOR plus 3.80% per annum. ACT II pays interest on its preferred securities at the same rate. The Amerisafe subordinated debt securities and ACT II preferred securities are repayable on or after April 29, 2009. Payments of principal, interest, and premium, if any, on the ACT II preferred securities are guaranteed by Amerisafe.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

10.	Loss and Loss Adjustment Expenses
      The following table provides a reconciliation of the beginning and ending reserve balances, net of related amounts recoverable from reinsurers, for 2004, 2003, and 2002:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Reserves for loss and loss adjustment expenses (“LAE”), net of related amounts recoverable from reinsurers, at beginning of year	$183,001	$152,908	$119,020
Add:
Provision for loss and LAE for claims occurring in the current year, net of reinsurance	160,773	126,977	117,212
Change in estimated loss and LAE for claims occurring in prior years, net of reinsurance	13,139	973	1,850

	173,912	127,950	119,062
Uncollectible reinsurance adjustment, for loss and LAE occurring in prior years	274	1,300	2,000

Incurred losses during the current year, net of reinsurance	174,186	129,250	121,062
Deduct loss and LAE payments for claims, net of reinsurance, occurring during:
Current year	(40,312)	(32,649)	(36,060)
Prior years	(73,619)	(66,508)	(51,114)

	(113,931)	(99,157)	(87,174)

Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at end of year	243,256	183,001	152,908
Amounts recoverable from reinsurers on unpaid loss and LAE	189,624	194,558	193,634

Reserves for loss and LAE	$432,880	$377,559	$346,542

      The Company’s reserves for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, at December 31, 2003, 2002, and 2001, were increased during the subsequent year by $13,139,000, $973,000, and $1,850,000, respectively. Most of the 2004 prior year development occurred in the 2002 accident year, where the Company’s ultimate loss estimate increased by approximately $9,400,000. The unfavorable development in the 2002 accident year was the result of settlements above the established case reserves or upward revisions to the estimated settlements on an individual case-by-case basis. The revisions to the Company’s case reserves reflect new information gained by claims adjusters in the normal course of adjusting claims and then reflected in the financial statements when the information becomes available. It is typical for more serious claims to take several years to settle and the Company continually revises estimates as more information about claimants’ medical conditions and potential disability becomes known and the claims get closer to being settled. As the 2002 accident year has developed, the Company has found it necessary to increase reserves on reported claims for both indemnity and medical losses.
      Reliance Insurance Company (“Reliance”), one of the Company’s reinsurers, was placed into liquidation in October 2001. As a result of adverse development in the policy years covered by the

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Reliance reinsurance, the Company incurred an additional $260,000, $1,300,000, and $2,000,000 of loss and allocated loss adjustment expense related to additional impaired amounts recoverable from Reliance during 2004, 2003, and 2002, respectively.
      The anticipated effect of inflation is implicitly considered when estimating liabilities for loss and loss adjustment expenses. Average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. These anticipated trends are monitored based on actual development and are modified if necessary.

11.	Statutory Accounting and Regulatory Requirements
      Amerisafe’s insurance subsidiaries file financial statements prepared in accordance with statutory accounting principles prescribed or permitted by the insurance regulatory authorities of the state in which they are domiciled. Statutory-basis shareholder’s capital and surplus at December 31, 2004, 2003, and 2002 of the directly owned insurance subsidiary, American Interstate Insurance Company, and the combined statutory-basis net income for all Amerisafe’s insurance subsidiaries for the three years in the period ended December 31, 2004, were as follows (in thousands):

	2004	2003	2002

Capital and surplus	$112,334	$96,905	$86,378
Net income	7,828	2,598	4,976
      Property and casualty insurance companies are subject to certain risk-based capital (“RBC”) requirements specified by the National Association of Insurance Commissioners. Under these requirements, a target minimum amount of capital and surplus maintained by a property/casualty insurance company is determined based on the various risk factors related to it. At December 31, 2004, the capital and surplus of AIIC and its subsidiaries exceeded the minimum RBC requirement.
      Pursuant to regulatory requirements, AIIC cannot pay dividends to Amerisafe in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period, without the prior approval of the Louisiana Commissioner of Insurance. However, for purposes of this dividend calculation, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. No such dividends were paid to Amerisafe in 2004, 2003, or 2002. Based upon the above described calculation, AIIC could pay to Amerisafe dividends up to $11,233,000 in 2005 without seeking regulatory approval.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

12.	Preferred Stock
Series A Preferred Stock
      The following table summarizes the activity in the Series A preferred stock for the three years in the period ended December 31, 2004 (dollars in thousands):

		Redemption
	Shares	Amount

Balance at January 1, 2002	665,206	$66,520
Series A preferred stock dividends	47,801	4,780

Balance at December 31, 2002	713,007	71,300
Series A preferred stock dividends	51,236	5,124

Balance at December 31, 2003	764,243	76,424
Series A preferred stock dividends	54,918	5,492

Balance at December 31, 2004	819,161	$81,916

      Holders of Series A Preferred Stock are entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series A Preferred Stock.
      The Series A Preferred Stock is redeemable, in whole or in part, by Amerisafe at any time. The redemption price for the Series A Preferred Stock is $100 plus accrued and unpaid dividends per share (the “Redemption Price”). Upon consummation of a public offering of its equity securities, Amerisafe is required to use 50% of its net proceeds from the offering to redeem outstanding shares of Series A Preferred Stock, subject to the terms of the Series E Preferred Stock.
      The Series A Preferred Stock is exchangeable, in whole or in part, into shares of common stock following consummation of a public offering of shares of common stock with gross proceeds of at least $40,000,000 to Amerisafe (a “Qualified Public Offering”), upon the written request of holders of at least 66 2/3% of the then-outstanding shares of Series A Preferred Stock. The exchange rate for each share of Series A Preferred Stock is $100 divided by the price per share to the public in the public offering.
      Holders of the Series A Preferred Stock may require Amerisafe to redeem all or a portion of their outstanding shares of the Series A Preferred Stock at the Redemption Price upon the disposition of substantially all of the assets of the Company or if a change of control of more than 50% of the voting power of all outstanding shares of voting stock occurs, other than through a public offering of equity securities (collectively, a “Change of Control”).
      Welsh Carson owns a majority of the outstanding Series A Preferred Stock, as well as a majority of the voting Common Stock of the Company. Additionally, under the terms of a stockholders’ agreement, Welsh Carson has the right to designate a majority of the members on the Amerisafe Board of Directors. The Series A Preferred Stock is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of the Company and therefore is classified outside of permanent equity.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Series B Preferred Stock
      The terms of the Series B Preferred Stock are similar to the terms of the Series A Preferred Stock described above. There were no shares of Series B Preferred Stock outstanding at December 31, 2004 and 2003 or issued during the three year period ended December 31, 2004.
Series C and Series D Convertible Preferred Stock
      There has been no change in the number of shares or carrying value of the Series C and Series D Convertible Preferred Stock (“Convertible Preferred Stock”) during the three-year period ended December 31, 2004.
      Holders of the Convertible Preferred Stock are entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series E Preferred Stock.
      The Convertible Preferred Stock is convertible at the option of the holder into shares of common stock at a rate of $100 per share divided by the then-applicable conversion price. As of December 31, 2004, the conversion price was $7.24308 per share and the outstanding shares of Convertible Preferred Stock were convertible into approximately 6.9 million shares of common stock. Holders of the Convertible Preferred Stock also have the right to participate in any common dividend paid by the Company on an as-converted basis. Prior to a public offering, the conversion price is adjusted in the event of issuances of common stock (or other securities convertible into or exchangeable for common stock) without consideration or for a consideration per share less than the then-current conversion price. On or after a public offering, the conversion price is adjusted in the event of issuances of common stock (or other securities convertible into or exchangeable for common stock) at a price per share less than the market price in effect immediately prior to such issuance.
      The Convertible Preferred Stock is automatically convertible into shares of common stock upon consummation of a Qualified Public Offering at a price to the public of at least $9.05 per share (subject to adjustment to reflect stock splits, combinations, and stock dividends). In addition, the Convertible Preferred Stock is convertible at Amerisafe’s option upon consummation of a public offering of its equity securities if the closing price of the common stock for the 20 trading days prior to consummation results in, or concurrently with a Change of Control if the proceeds from the transaction results in, a value for the outstanding common stock of at least $9.05 per share.
      Holders of the Convertible Preferred Stock may require Amerisafe to redeem all or a portion of their outstanding shares of the Convertible Preferred Stock at the Redemption Price upon the disposition of substantially all of the assets of the Company or if a change of control of more than 50% of the voting power of all outstanding shares of voting stock occurs, other than through a public offering of equity securities (collectively, a “Change of Control”).
      At any time after March 18, 2003, Amerisafe may redeem all, but not less than all, of the outstanding shares of Convertible Preferred Stock at a price per share of $103.50 plus accrued and unpaid dividends. The Convertible Preferred Stock is mandatorily redeemable at the Redemption Price upon a Change of Control.
      The Convertible Preferred Stock is classified outside of permanent equity because the shares are mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of the Company.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
Series E Preferred Stock
      Holders of Series E Preferred Stock are entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series E Preferred Stock. The Company made cash redemptions of Series E Preferred Stock on May 28, June 8, and June 30, 2004. As a result of these redemptions, there were no outstanding shares of Series E Preferred Stock as of June 30, 2004. Subsequently, in 2004, an additional 17,653 shares were issued to the holders of the Convertible Preferred Stock.
      Amerisafe may redeem all, but not less than all, of the outstanding shares of Series E Preferred Stock at the Redemption Price at any time. The Series E Preferred Stock is subject to mandatory redemption at the Redemption Price upon a Change of Control, subject to certain limitations. Upon the consummation of a public offering of equity securities, Amerisafe is required to use the proceeds from the offering to redeem at the Redemption Price all outstanding shares of the Series E Preferred Stock, subject to the terms of the Series A Preferred Stock.
Redemption and Liquidation Provisions
      In the event Amerisafe consummates a Qualified Public Offering and the Series A Preferred Stock is concurrently redeemed or exchanged, the rate at which dividends are paid to holders of Convertible Preferred Stock and Series E Preferred Stock will be reduced by multiplying the dividend rate by the percentage of shares of Series A Preferred Stock outstanding after the redemption or exchange as compared to the number of shares of Series A Preferred Stock outstanding on March 18, 1998. Subsequent redemptions or exchanges will further reduce the dividend rate proportionately with the percentage decrease in the number of outstanding shares of Series A Preferred Stock. After all shares of Series A Preferred Stock have been redeemed or exchanged, the dividend rate on the Convertible Preferred Stock and Series E Preferred Stock will be zero.
      In the event of any liquidation or dissolution of Amerisafe, the holders of Convertible Preferred Stock and Series E Preferred Stock will receive $100 plus accrued and unpaid dividends for each outstanding share before any distributions are made to holders of Series A Preferred Stock or Common Stock. Any remaining net assets will be distributed first to holders of Series A Preferred Stock and then to holders of Common Stock.
13.     Stock Options
      The Company had one stock option plan as of December 31, 2004, the Amerisafe 1998 Amended and Restated Stock Option and Restricted Stock Purchase Plan (the “Plan”). The Plan is administered by Amerisafe’s Board of Directors and provides for grants of incentive stock options, nonqualified stock options, or restricted stock to selected employees, officers, and directors. Each option granted under the Plan is exercisable for one share of common stock. Options may be granted for a number of shares not to exceed, in the aggregate, 2,500,000 shares of common stock. Exercise prices for the incentive stock options may be no less than 100% of the fair value of a share of common stock on the date the option is granted. If the option is granted to any owner of 10% or more of the total combined voting power of the Company, the exercise price is to be at least 110% of the fair value of a share of common stock on the date the option is granted. Exercise prices for the nonqualified stock options may be no less than 100% of the fair value of a share of common stock on the date the option is granted. Each option vests ratably over a period of five years and may be exercised during a period not to exceed ten years from the date such option is granted. Exercise prices for nonemployee director stock options may be no less than 100% of the fair value of a share of common stock on the date the option is granted. The nonemployee director stock options granted when a director becomes a board member, may be

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
exercised in increments of one-third of the total grant on each anniversary of the grant date and become fully exercisable three years after the grant date. The nonemployee director options awarded at the re-election of the director become fully exercisable at the award date. A summary of the Company’s stock option plan as of December 31, 2004, 2003, and 2002, and changes during each of the years then ended is as follows:

	2004		2003		2002

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at the beginning of the year	1,450,049	$3.01	1,511,049	$3.02	1,533,530	$3.00
Granted	12,000	3.64	27,000	4.15	20,000	3.27
Exercised	—	—	—	—	—	—
Canceled, forfeited, or expired	(15,000)	5.00	(88,000)	3.49	(42,481)	2.46

Outstanding at the end of the year	1,447,049	3.00	1,450,049	3.01	1,511,049	3.02

Exercisable at the end of the year	1,447,049	3.00	1,435,049	2.99	1,161,138	2.87

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Weighted-
	Average
	Remaining	Weighted-
Number	Contractual Life	Average Exercise
Outstanding	(In Years)	Price

1,007,549	2.73	$2.12
439,500	4.19	$5.00
      The reported net income, basic earnings per share, and diluted earnings per share would not be impacted had the Company accounted for the outstanding stock options based on their fair value. Accordingly, no additional disclosure of the pro forma effects of this accounting method is considered necessary.
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123(R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement No. 123(R) is similar to the approach described in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      Statement No. 123(R) permits public companies to adopt its requirements using one of two methods. One method is a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
for all awards granted to employees prior to the effective date of Statement No. 123(R) that remain unvested on the effective date. The other method is a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement No. 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption. Statement No. 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued.
      In anticipation of the initial public offering of the Company’s common stock, the Company adopted the provisions of Statement No. 123(R) using the modified prospective method effective January 1, 2005. As all share-based payments previously issued by the Company were fully vested, there is no effect on the Company’s consolidated financial position or results of operations as of the date of adoption.
      As permitted by Statement No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, to the extent additional share-based payments are issued, the adoption of Statement No. 123(R)’s fair value method could have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall consolidated financial position. See Note 22—Subsequent Events.

14.	Warrants
      In 2004, warrants for 8,614,760 shares of common stock were exercised at a price of $0.01 per share. The warrants were issued in 1997 and 1998. The following table depicts warrant activity for the last three years in the period ended December 31, 2004:

		Exercise	Shares
	Number	Price	Purchased

Warrants outstanding at December 31, 2001	8,629,197	$0.01	—
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding at December 31, 2002	8,629,197	$0.01	—
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding at December 31, 2003	8,629,197	0.01

Issued	—	—	—
Exercised	8,614,760	0.01	8,614,760
Expired	14,437	0.01	—

Warrants outstanding at December 31, 2004	—	—

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

15.	Earnings Per Share
      The calculation of basic and diluted EPS for the years ended December 31, 2004, 2003, and 2002 are presented below.

	For the Year Ended December 31,

	2004		2003	2002

	(In thousands, except
	per share amounts)
Basic EPS:
Net income	$10,557		$8,594	$5,181
Preferred stock dividends	(9,781)		(10,133)	(9,453)

Income (loss) available to common shareholders	$776		$(1,539)	$(4,272)

Amount allocable to common shareholders(1)	70%		100%	100%
Income (loss) allocable to common shareholders	$545		$(1,539)	$(4,272)

Weighted-average common shares outstanding	16,226		12,967	12,967

Basic earnings (loss) per share	$0.03		$(0.12)	$(0.33)

Diluted EPS:
Income (loss) allocable to common shareholders	$545		$(1,539)	$(4,272)
Dividends on participating securities	—	(2)	— (2)	— (2)

Income (loss) allocable to common shareholders after assumed conversions	$545		$(1,539)	$(4,272)

Weighted average common shares outstanding	16,226		12,967	12,967
Diluted effect:
Stock options	—	(2)	— (2)	— (2)
Warrants	2,154		— (2)	— (2)
Conversion of participating securities	—	(2)	— (2)	— (2)

Weighted average diluted shares outstanding	18,380		12,967	12,967

Diluted earnings (loss) per share	$0.03		$(0.12)	$(0.33)

(1)	Computed under the two-class method by dividing the weighted-average common shares outstanding (16,226 at December 31, 2004) by the sum of the weighted-average common shares outstanding and shares issuable upon conversion of all convertible participating securities, calculated on the if-converted method (such additional shares totaled 6,903 at December 31, 2004). In computing basic EPS using the two-class method, the Company has not allocated the loss to common shareholders for the years ended December 31, 2003 and 2002 between common shareholders and participating security holders as the participating holders do not have a contractual obligation to share in the loss.

(2)	Not applicable as impact is antidilutive.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

16.	Other Comprehensive Income

	Pre Tax		Net-of-Tax
	Amount	Tax Expense	Amount

	(In thousands)
December 31, 2004
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$1,993	$698	$1,295
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(2,413)	(845)	(1,568)
Less reclassification adjustment for losses realized in net income	242	86	156

Net unrealized loss	(178)	(61)	(117)

Other comprehensive income	$(178)	$(61)	$(117)

December 31, 2003
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$1,484	$519	$965
Less reclassification adjustment for losses realized in net income	20	7	13

Net unrealized gain	1,504	526	978

Other comprehensive income	$1,504	$526	$978

December 31, 2002
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$6,455	$2,260	$4,195
Less reclassification adjustment for losses realized in net income	467	163	304

Net unrealized gain	6,922	2,423	4,499

Other comprehensive income	$6,922	$2,423	$4,499

17.	Employee Benefit Plan
      The Company’s 401(k) benefit program is available to all employees. The Company matches up to 2% of employee compensation for participating employees, subject to certain limitations. Employees are vested 100% in employer contributions to the Plan after five years. Contributions to the Plan were $276,000, $270,000, and $284,000 in 2004, 2003, and 2002, respectively.

18.	Commitments and Contingencies
      The Company is a party to various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating loss and loss adjustment expense reserves. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
      The Company provides workers’ compensation insurance in several states that maintain second-injury funds. Incurred losses on qualifying claims that exceed certain amounts may be recovered from these state funds. There is no assurance that the applicable states will continue to provide funding under these programs.
      The Company manages risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated carriers. In the event these carriers are unable to meet their obligations under these contracts, the Company remains primarily liable to the claimants. The following table summarizes (in thousands) the fair value of the annuities at December 31, 2004, that the Company has purchased to satisfy its obligations under certain settled claims where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis. The A.M. Best Company rating is shown parenthetically.

American General Life Insurance Company (A++u)	$18,220
First Colony Life Insurance Company (A+)	3,658
Monumental Life Insurance Company (A+)	3,632
John Hancock Life Insurance Company (A++)	3,312
Transamerica Life Companies (A+)	2,726
New York Life Insurance Company (A++)	2,548
Liberty Life Assurance Company of Boston (A-)	2,417
GE Capital Assurance Company (A+)	1,718
Pacific Life and Annuity Company (A++)	1,375
Other	7,794

$47,400

      Each of the life insurance companies from which the Company purchases annuities, or the entity guaranteeing the life insurance company, has an A.M. Best Company rating “A-” (Excellent) or better.
      The Company leases equipment and office space under noncancelable operating leases. At December 31, 2004, future minimum lease payments are as follows (in thousands):

2005	$479
2006	303
2007	185
2008	88
2009	58
2010	50

$1,163

      Rental expense was approximately $956,000, $1,074,000, and $1,144,000 in 2004, 2003, and 2002, respectively.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

19.	Concentration of Operations
      The Company derives its revenues primarily from its operations in the workers’ compensation insurance line of business. Total net premiums earned for the different lines of business is shown below:

	2004		2003		2002

	Dollars	Percent	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Workers’ compensation	$232,291	99.0%	$177,565	98.7%	$161,060	98.7%
General liability	2,442	1.0%	2,282	1.3%	2,197	1.3%

Total net premiums earned	$234,733	100.0%	$179,847	100.0%	$163,257	100.0%

      Net premiums earned for the top ten states and all others is shown below:

	2004		2003		2002

	Dollars	Percent	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Louisiana	$26,422	11.3%	$20,809	11.6%	$20,421	12.5%
Georgia	22,313	9.5	17,233	9.6	15,731	9.6
Texas	17,150	7.3	14,407	8.0	13,826	8.5
North Carolina	14,705	6.3	10,812	6.0	8,647	5.3
Illinois	14,186	6.0	8,423	4.7	5,046	3.1
Virginia	12,395	5.3	9,984	5.6	12,165	7.5
Arkansas	11,327	4.8	9,708	5.4	9,690	5.9
Florida	10,959	4.7	7,726	4.3	4,764	2.9
South Carolina	10,067	4.3	6,301	3.5	5,313	3.3
Pennsylvania	9,812	4.2	7,338	4.1	6,413	3.9

	149,336	63.6	112,741	62.7	102,016	62.5
All others	85,397	36.4	67,105	37.3	61,241	37.5

Total net premiums earned	$234,733	100.0%	$179,847	100.0%	$163,257	100.0%

20.	Fair Values of Financial Instruments
      The Company determines fair value amounts for financial instruments using available third-party market information. When such information is not available, the Company determines the fair value amounts using appropriate valuation methodologies. Nonfinancial instruments such as real estate, property and equipment, deferred policy acquisition costs, deferred income taxes, and loss and loss adjustment expense reserves are excluded from the fair value disclosure.
      Cash and Cash Equivalents—The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values.
      Investments—The fair values for fixed maturity and equity securities are based on prices obtained from a third-party investment manager.
      Mortgage Loan—The carrying amount reported in the accompanying consolidated balance sheet for the mortgage loan is the unpaid principal balance of the loan. This amount approximates fair value due

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004
to the interest rate and term of the loan being comparable with what the borrower presently could obtain from other outside sources.
      Note Payable and Subordinated Debt Securities—The carrying values of the Company’s note payable and subordinated debt securities approximate the estimated fair values of the obligations as the interest rates on all the debt are comparable to rates that the Company believes it presently would incur on comparable borrowings.
      The following table summarizes the carrying or reported values and corresponding fair values for financial instruments:

	December 31,

	2004		2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(In thousands)
Assets:
Fixed maturity securities	$331,408	$330,703	$243,863	$243,863
Equity securities	33,460	33,460	11,496	11,496
Mortgage loan	—	—	2,370	2,370
Cash and cash equivalents	25,421	25,421	49,815	49,815
Liabilities:
Note payable	—	—	6,000	6,000
Subordinated debt securities:
ACT I	10,310	10,310	10,310	10,310
ACT II	25,780	25,780	—	—

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

21.	Quarterly Financial Data (Unaudited)
      The following table represents unaudited quarterly financial data for the years ended December 31, 2004 and 2003.

	Three Months Ended

	March 31	June 30	September 30	December 31

	(In thousands, except per share amounts)
2004
Premiums earned	$52,312	$60,767	$59,338	$62,316
Net investment income	2,641	2,765	3,253	3,558
Net realized gain (losses) on investments	310	308	(75)	878
Total revenues	55,406	63,961	62,643	66,950
Income before income taxes	3,888	582	4,040	5,176
Net income	2,891	708	3,147	3,811
Net income (loss) allocable to common shareholder	246	(1,868)	685	1,714
Earnings (loss) per share:
Basic	0.01	(0.14)	0.03	0.06
Diluted	0.01	(0.14)	0.03	0.06
Comprehensive income	2,664	121	2,769	4,886
2003
Premiums earned	$42,987	$43,652	$44,827	$48,381
Net investment income	2,555	2,538	2,460	2,553
Net realized gain (losses) on investments	2	2	(46)	358
Total revenues	45,681	46,287	47,380	51,383
Income (loss) before income taxes	4,535	5,163	3,836	(2,094)
Net income (loss)	3,183	3,648	2,805	(1,042)
Net income (loss) allocable to common shareholders	715	1,137	251	(3,642)
Earnings (loss) per share:
Basic	0.04	0.06	0.01	(0.28)
Diluted	0.02	0.03	0.01	(0.28)
Comprehensive income (loss)	$3,288	$5,691	$1,828	$(1,236)

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2004

22.	Subsequent Events.
      Effective June 30, 2005, the Company entered into a commutation agreement with Converium Reinsurance (North America) Inc. (“Converium”) pursuant to which the Company is to receive cash payments totaling $61,297,000 in exchange for a full termination and release of three of the five reinsurance agreements between Converium and the Company. The commutation agreement provides that all liabilities of the Company reinsured with Converium under these three reinsurance agreements revert back to the Company in exchange for the cash payments. These three reinsurance agreements have been terminated, and Converium and the Company have fully released each other from all liabilities under or relating to these three reinsurance agreements. As a result of the termination of the three reinsurance agreements the Company recognized a pretax loss of $6,653,000 in 2005. Converium remains obligated to the Company under the remaining two reinsurance agreements. As of June 30, 2005, the amount recoverable from Converium under these two agreements was $6,860,000.
      On June 20, 2005, the Company entered into agreements with the holders of all its outstanding options to purchase shares of the Company’s common stock pursuant to which all outstanding options of the Company were cancelled in exchange for $0.001 for each share of common stock issuable upon exercise of the options. Options to acquire a total of 1,459,049 shares of the Company’s common stock were cancelled in exchange for aggregate cash payments of $1,459. Additionally, the Company’s Stock Option and Restricted Stock Purchase Plan, under which these options were authorized, was terminated.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2005	2004

	(Unaudited)
	(In thousands, except
	share data)
Assets
Investments:
Fixed maturity securities — held-to-maturity, at amortized cost (fair value $325,501 and $328,948 in 2005 and 2004, respectively)	$330,973	$329,653
Fixed maturity securities — available-for-sale, at fair value (cost $1,729 in 2005 and 2004)	1,720	1,755
Equity securities — available-for-sale, at fair value (cost $45,979 and $30,926 in 2005 and 2004, respectively)	48,619	33,460

Total invested assets	381,312	364,868
Cash and cash equivalents	26,356	25,421
Receivable for investments sold	104	—
Amounts recoverable from reinsurers	189,698	198,977
Accounts receivable, net	124,115	114,141
Deferred income taxes	16,634	15,624
Federal income tax recoverable	—	1,292
Accrued interest receivable	3,967	3,123
Property and equipment, net	6,911	7,077
Deferred policy acquisition costs	16,533	12,044
Deferred charges	3,182	3,054
Other assets	9,741	8,566

	$778,553	$754,187

Liabilities, redeemable preferred stock and shareholders’ deficit
Liabilities:
Reserves for loss and loss adjustment expenses	$442,554	$432,880
Unearned premiums	116,564	111,741
Reinsurance premiums payable	—	861
Amounts held for others	1,107	1,214
Policyholder deposits	33,971	33,746
Insurance-related assessments	32,544	29,876
Accounts payable and other liabilities	20,576	18,725
Federal income tax payable	501	—
Payable for investments purchased	2,700	—
Subordinated debt securities	36,090	36,090

Total liabilities	686,607	665,133
Redeemable preferred stock:
Series A nonconvertible — $0.01 par value, $100 per share redemption value:
Authorized shares — 1,500,000; issued and outstanding shares — 833,496 in 2005 and 819,161 in 2004	83,350	81,916
Series B nonconvertible — $0.01 par value, $100 per share redemption value:
Authorized shares — 1,500,000; no shares issued or outstanding in 2005 or 2004	—	—
Series C convertible — $0.01 par value, $100 per share redemption value:
Authorized shares — 300,000; issued and outstanding shares — 300,000 in 2005 and 2004	30,000	30,000
Series D convertible — $0.01 par value, $100 per share redemption value:
Authorized shares — 200,000; issued and outstanding shares — 200,000 in 2005 and 2004	20,000	20,000

	133,350	131,916
Shareholders’ deficit:
Preferred stock: Series E nonconvertible — $0.01 par value, $100 per share redemption value:
Authorized — 500,000; issued and outstanding shares — 26,712 in 2005 and 17,653 in 2004	2,671	1,765
Common stock:
Voting — $0.01 par value, authorized shares — 100,000,000; issued and outstanding shares — 21,581,864 in 2005 and 2004	216	216
Convertible nonvoting — $0.01 par value, authorized shares — 5,000,000; no shares issued or outstanding in 2005 or 2004	—	—
Additional paid-in-capital	—	—
Accumulated deficit	(51,001)	(51,896)
Accumulated other comprehensive income	6,710	7,053

	(41,404)	(42,862)

	$778,553	$754,187

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	March 31,

	2005	2004

	(Unaudited)
	(In thousands, except
	share and per share data)
Revenues:
Premiums earned	$61,917	$52,312
Net investment income	3,718	2,641
Net realized gains on investments	227	310
Fee and other income	162	143

Total revenues	66,024	55,406
Expenses:
Loss and loss adjustment expenses incurred	45,918	37,475
Underwriting and certain other operating costs	8,344	6,585
Commissions	3,806	3,168
Salaries and benefits	2,800	3,810
Interest expense	640	142
Policyholder dividends	171	338

Total expenses	61,679	51,518

Income before income taxes	4,345	3,888
Income tax expense	1,108	997

Net income	3,237	2,891
Preferred stock dividends	(2,340)	(2,645)

Net income available to common shareholders	$897	$246

Earnings per share:
Basic	$0.03	$0.01

Diluted	$0.03	$0.01

Shares used in computing earnings per share:
Basic	21,581,874	12,967,104

Diluted	21,581,874	21,581,864

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ DEFICIT

	Series E Preferred						Accumulated
	Stock		Common Stock		Additional		Other
					Paid-In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

	(In thousands)
Balance at January 1, 2003	247,209	$24,720	12,967,104	$130	$—	$(52,672)	$7,170	$(20,652)
Comprehensive income:
Net income	—	—	—	—	—	10,557	—	10,557
Other comprehensive income, net of tax:
Unrealized loss on securities	—	—	—	—	—	—	(117)	(117)

Comprehensive income								10,440
Conversion of warrants	—	—	8,614,760	86	—	—	—	86
Series A preferred stock dividends	—	—	—	—	—	(5,492)	—	(5,492)
Series E preferred stock dividends	42,880	4,289	—	—	—	(4,289)	—	—
Redemption of Series E preferred stock	(272,436)	(27,244)	—	—	—	—	—	(27,244)

Balance at December 31, 2004	17,653	$1,765	21,581,864	$216	$—	$(51,896)	$7,053	$(42,862)
Comprehensive income:
Net income (unaudited)	—	—	—	—	—	3,237	—	3,237
Other comprehensive income, net of tax:
Unrealized loss on securities (unaudited)	—	—	—	—	—	—	(343)	(343)

Comprehensive income (unaudited)								2,894
Series A preferred stock dividends (unaudited)	—	—	—	—	—	(1,436)	—	(1,436)
Series E preferred stock dividends (unaudited)	9,059	906	—	—	—	(906)	—	—

Balance at March 31, 2005 (unaudited)	26,712	$2,671	21,581,864	$216	$—	$(51,001)	$6,710	$(41,404)

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2005	2004

	(Unaudited)
	(In thousands)
Operating activities
Net cash provided by operating activities	$15,991	$18,805
Investing activities
Purchases of investments held-to-maturity	(5,596)	(10,850)
Purchases of investments available-for-sale	(20,315)	(11,341)
Proceeds from maturities of investments held-to-maturity	5,832	6,818
Proceeds from sales and maturities of investments available-for-sale	5,435	1,708
Repayments on mortgage loan	—	32
Purchases of property and equipment	(412)	(79)
Proceeds from sales of property and equipment	—	1

Net cash used in investing activities	(15,056)	(13,711)

Change in cash and cash equivalents	935	5,094
Cash and cash equivalents at beginning of period	25,421	49,815

Cash and cash equivalents at end of period	$26,356	$54,909

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

1.	Summary of Significant Accounting Policies
Organization
      AMERISAFE, Inc. (“Amerisafe”), is an insurance holding company incorporated in the state of Texas, which, based on voting common shares, is 67.5% owned by Welsh, Carson, Anderson and Stowe VII L.P. and its affiliate WCAS Healthcare Partners, L.P. (“Welsh Carson”). The accompanying consolidated financial statements include the accounts of Amerisafe and its subsidiaries: American Interstate Insurance Company (“AIIC”) and its insurance subsidiaries, Silver Oak Casualty, Inc. (“SOCI”) and American Interstate Insurance Company of Texas (“AIIC-TX”), and Amerisafe General Agency, Inc. (“AGAI”). AIIC and SOCI are property and casualty insurance companies, domiciled in the state of Louisiana. AIIC-TX is a property and casualty insurance company organized under the laws of the state of Texas, was incorporated on December 20, 2004, and commenced business on January 1, 2005. AGAI, a wholly owned subsidiary of Amerisafe, is a general agent for the Company. AGAI sells insurance, which is underwritten by AIIC, SOCI, and AIIC-TX, as well as by nonaffiliated insurance carriers. The assets and operations of AGAI are not significant to that of the consolidated entity.
      Amerisafe and its subsidiaries are collectively referred to herein as the “Company.”
      Early in 2004, the Company engaged in initial discussions with potential underwriters regarding an initial public offering. In May 2005, Amerisafe’s Board of Directors authorized management to proceed with the initial public offering.
Basis of Presentation
      The accompanying condensed consolidated financial statements include the accounts of Amerisafe and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.
Interim Financial Statements
      In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation in accordance with accounting principles generally accepted in the United States have been included. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
Earnings Per Share
      The Company applies the two-class method to compute basic earnings per share (“EPS”). This method calculates earnings per share for each class of common stock and participating security. Income available to common shareholders is allocated to common shares and participating securities to the extent that each security shares in earnings as if all earnings for the period had been distributed. The amount of earnings allocated to common shares is divided by the weighted-average number of common shares outstanding for the period. Participating securities that are convertible into common stock are included in the computation of basic EPS if the effect is dilutive.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Diluted EPS include potential common shares assumed issued under the treasury stock method, which reflects the potential dilution that would occur if any outstanding options or warrants were exercised and includes the “if converted” method for participating securities if the effect is dilutive. The two-class method of calculating diluted EPS is used in the event the “if converted” method is anti-dilutive.
Share-Based Payments
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123(R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement No. 123(R) is similar to the approach described in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted the provisions of Statement No. 123(R) using the modified prospective method effective January 1, 2005. As all share-based payments previously issued by the Company were fully vested, there is no effect on the Company’s consolidated financial position or results of operations as of the date of adoption.
      As permitted by Statement No. 123, the Company previously accounted for share-based payments to employees using APB Opinion No. 25’s intrinsic value method. Accordingly, to the extent additional share-based payments are issued, the adoption of Statement No. 123(R)’s fair value method could have a significant impact on the Company’s results of operations.
Reserves for Loss and Loss Adjustment Expenses
      Reserves for loss and loss adjustment expenses represent the estimated ultimate cost of all reported and unreported losses incurred through the end of the reporting period. The Company does not discount loss and loss adjustment expense reserves. The Company uses a consulting actuary to assist in the evaluation of the adequacy of the reserves for loss and loss adjustment expenses. The reserves for loss and loss adjustment expenses are estimated using individual case-basis valuations, statistical analyses, and estimates based upon experience for unreported claims and their associated loss and loss adjustment expenses. Such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in these estimates, management believes that the reserves for loss and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any adjustments are included in current operations.
      Subrogation recoverables, as well as deductible recoverables from policyholders, are estimated using individual case-basis valuations and aggregate estimates. Deductibles that are recoverable from policyholders, and other recoverables from state funds, decrease the liability for loss and loss adjustment expenses.
Reinsurance
      Reinsurance premiums, losses, and allocated loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Amounts recoverable from reinsurers include balances currently owed to the Company for losses and allocated loss adjustment expenses that have been paid to policyholders, as well as amounts that are currently reserved for and will be recoverable once the related expense has been paid.
      Upon management’s determination that an amount due from a reinsurer is uncollectible due to the reinsurer’s insolvency, or other matters, the amount is written off.
      Ceding commissions are earned from certain reinsurance companies and are intended to reimburse the Company for costs related to acquiring policies. Ceding commission income is recognized over the effective period of the related insurance policies in proportion to premium revenue earned and is reflected as a reduction in underwriting and other operating costs.
      Contingent commissions are earned from certain reinsurance companies based on the financial results of the applicable risks underwritten by the Company. Contingent commission revenue on reinsurance contracts is recognized during the related reinsurance treaty period and is based on the same assumptions used for recording loss and allocated loss adjustment expenses. These commissions are reflected as a reduction in underwriting and other operating costs and are adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations.
Income Taxes
      The Company accounts for income taxes using the liability method. The provision for income taxes has two components, amounts currently payable or receivable and deferred amounts. Deferred income tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      The Company considers deferred tax assets to be recoverable if it is probable that the related tax losses can be offset by future taxable income. The Company includes future operating income, reversal of existing temporary differences, and tax planning strategies available in this assessment. To the extent the deferred tax assets exceed the amount expected to be recovered in future years, the Company records a valuation allowance for the amount determined unrecoverable. The Company has not recorded a valuation allowance, since the recorded deferred tax asset is expected to be fully realized.

2.	Reinsurance
      The Company cedes certain premiums and losses to various reinsurers under quota share and excess-of-loss treaties. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
geographic regions, activities, or economic characteristics of the reinsurers. The effect of reinsurance on premiums written and earned in the three months ended March 31, 2005 and 2004 was as follows:

	Three Months Ended		Three Months Ended
	March 31, 2005		March 31, 2004

	Written	Earned	Written	Earned

		(In thousands)
Direct	$71,575	$66,752	$68,992	$57,205
Ceded	(4,835)	(4,835)	(4,893)	(4,893)

Net premiums	$66,740	$61,917	$64,099	$52,312

      The amounts recoverable from reinsurers consist of the following:

	March 31,	December 31,
	2005	2004

	(In thousands)
Unpaid losses recoverable:
Case basis	$165,340	$164,942
Incurred but not reported	17,919	24,682
Paid losses recoverable	6,439	9,353

Total	$189,698	$198,977

      The Company received reinsurance recoveries of approximately $6,583,000 and $9,499,000 for the three months ended March 31, 2005 and 2004, respectively.
      At March 31, 2005, unsecured reinsurance recoverables from reinsurers that exceeded 3% of statutory surplus of the Company’s insurance subsidiaries are shown below (in thousands). The A.M. Best Company rating for the reinsurer is shown parenthetically.

Converium Reinsurance North America (B-)	$79,964
American Re-Insurance Company(A)	28,007
Odyssey America Reinsurance Corporation(A)	21,447
St. Paul Fire & Marine Insurance Company(A)	12,667
Clearwater Insurance Company(A)	10,981
Scor Reinsurance Company (B++)	8,198
Hannover Re (NR)	3,845
Other reinsurers	24,589

Total	$189,698

      During 2004, the Company’s largest reinsurer, Converium Reinsurance North America (“CRNA”), was downgraded by A.M Best Company, from A- to B-, as a result of the emergence of significant and previously unrecorded losses. While this downgrade had no immediate impact on the Company’s consolidated financial statements, it caused a decrease in the Company’s A.M. Best Company’s Capital Adequacy Ratio (“BCAR”) due to the increase in the capital charge sustained against the CRNA recoverable. CRNA continues to reimburse the Company for its portion of reinsured paid losses, and no amounts are past due.
      Effective June 30, 2005, the Company entered into a commutation agreement with Converium Reinsurance (North America) Inc. (“Converium”) pursuant to which the Company will receive cash

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
payments totaling $61,297,000 million in exchange for a full termination and release of three of the five reinsurance agreements between Converium and the Company. The commutation agreement provides that all liabilities of the Company reinsured with Converium under these three reinsurance agreements revert back to the Company in exchange for these cash payments. These three reinsurance agreements have been terminated, and Converium and the Company have fully released each other from all liabilities under or relating to these three reinsurance agreements. As a result of the termination of the three reinsurance agreements the Company recognized a pretax loss of $6,653,000 million in June 2005. Converium remains obligated to the Company under the remaining two reinsurance agreements. As of June 30, 2005, the amount recoverable from Converium under these two agreements was $6,860,000 million.

3.	Income Taxes
      Income tax expense from operations is different from the amount computed by applying the U.S. federal income tax statutory rate of 35% to income before income taxes as follows:

	Three Months
	Ended March 31,

	2005	2004

	(In thousands)
Income tax computed at federal statutory tax rate	$1,521	$1,361
Tax-exempt interest, net	(472)	(434)
State income tax	138	80
Dividends received deduction	(53)	(27)
Other	(26)	17

	$1,108	$997

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Loss and Loss Adjustment Expenses
      The following table provides a reconciliation of the beginning and ending reserve balances, net of related amounts recoverable from reinsurers, for the three months ended March 31, 2005 and 2004:

	Three Months Ended
	March 31,

	2005	2004

	(In thousands)
Reserves for loss and loss adjustment expenses (“LAE”), net of related amounts recoverable from reinsurers, at beginning of year	$243,256	$183,001
Add:
Provision for loss and LAE for claims occurring in the current year, net of reinsurance	43,189	35,078
Change in estimated loss and LAE for claims occurring in prior years, net of reinsurance	2,729	2,397

	45,918	37,475
Deduct loss and LAE payments for claims, net of reinsurance, occurring during:
Current year	(2,062)	(1,904)
Prior years	(27,817)	(24,760)

	(29,879)	(26,664)

Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at end of year	259,295	193,812
Amounts recoverable from reinsurers on unpaid loss and LAE	183,259	184,635

Reserves for loss and LAE	$442,554	$378,447

5.	Stock Options
      A summary of the Company’s stock option plan as of March 31, 2005 and December 31, 2004, and changes during each of the periods then ended is as follows:

	Three Months Ended		Year Ended December 31,
	March 31, 2005		2004

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at the beginning of the period	1,447,049	$3.01	1,450,049	$3.01
Granted	—	3.64	12,000	3.64
Exercised	—	—	—	—
Canceled, forfeited, or expired	—	—	(15,000)	5.00

Outstanding at the end of the year	1,447,049	3.00	1,447,049	3.00

Exercisable at the end of the period	1,447,049	3.00	1,447,049	3.00

      The reported net income, basic earnings per share, and diluted earnings per share would not be impacted had the Company accounted for the outstanding stock options based on their fair value.
      On June 20, 2005, the Company entered into agreements with the holders of all its outstanding options to purchase shares of the Company’s common stock pursuant to which all outstanding options

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
of the Company were cancelled in exchange for $0.001 for each share of common stock issuable upon exercise of the options. Options to acquire a total of 1,459,049 shares of the Company’s common stock were cancelled in exchange for aggregate cash payments of $1,459. Additionally, the Company’s Stock Option and Restricted Stock Purchase Plan, under which these options were authorized, was terminated.

6.	Earnings Per Share
      The calculation of basic and diluted EPS for the three months ended March 31, 2005 and 2004 are presented below.

	Three Months Ended
	March 31,

	2005		2004

	(In thousands, except
	per share amounts)
Basic EPS:
Net income	$3,237		$2,891
Preferred stock dividends	(2,340)		(2,645)

Income (loss) available to common shareholders	$897		$246

Amount allocable to common shareholders(1)	75.8%		65.5%
Income (loss) allocable to common shareholders	$680		$$161

Weighted-average common shares outstanding	21,582		12,967

Basic earnings (loss) per share	$0.03		$0.01

Diluted EPS:
Income (loss) allocable to common shareholders	$680		$161
Dividends on participating securities	—	(2)	—	(2)

Income (loss) allocable to common shareholders after assumed conversions	$680		$161

Weighted average common shares outstanding	21,582		12,967
Diluted effect:
Stock options	—	(2)	—	(2)
Warrants	—		8,615
Conversion of participating securities	—	(2)	—	(2)

Weighted average diluted shares outstanding	21,582		21,582

Diluted earnings (loss) per share	$0.03		$0.01

(1)	Computed under the two-class method by dividing weighted-average common shares outstanding (12,967,104 and 21,581,874 at March 31, 2004 and March 31, 2005, respectively) by the sum of weighted-average common shares outstanding and shares issuable upon conversion of all convertible participating securities, calculated on the if-converted method (such additional shares totaled 6,903,141 at March 31, 2004 and March 31, 2005).

(2)	Not applicable as impact is antidilutive.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Other Comprehensive Income

	Pre Tax		Net-of-Tax
	Amount	Tax Expense	Amount

	(In thousands)
March 31, 2005
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$504	$177	$327
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(601)	(211)	(390)
Less reclassification adjustment for gains realized in net income	(431)	(151)	(280)

Net unrealized loss	(528)	(185)	(343)

Other comprehensive income	$(528)	$(185)	$(343)

March 31, 2004
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$764	$267	$497
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(347)	(121)	(226)
Less reclassification adjustment for gains realized in net income	(764)	(267)	(497)

Net unrealized loss	(347)	(121)	(226)

Other comprehensive income	$(347)	$(121)	$(226)

Shares

AMERISAFE, Inc.
Common Stock

PROSPECTUS

       Until                     , 2005, which is the 25th day after the date of this prospectus, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Friedman Billings Ramsey

Keefe, Bruyette & Woods

William Blair & Company
The date of this prospectus is                     , 2005.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The table below sets forth the costs and expenses in connection with the distribution of the securities being registered. All amounts are estimated except the SEC registration fee. All costs and expenses are payable by AMERISAFE.

SEC Registration Fee		$10,829
NASD Filing Fees		9,700
Nasdaq Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.
      Our articles of incorporation provide that no director or officer of ours will be personally liable to us or our shareholders for or with respect to any acts or omissions in the performance of such person’s duties as a director or officer to the fullest extent permitted by the Texas Business Corporation Act (the “TBCA”) or any other applicable law.
      Under Article 2.02-1 of the TBCA, subject to the procedures and limitations stated therein, we may indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of ours against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses (including court costs and attorneys’ fees) actually incurred by the person in connection with the proceeding if it is determined that the person seeking indemnification:

•	acted in good faith;

•	reasonably believed that his or her conduct was in or at least not opposed to our best interests; and

•	in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      We are required by Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses (including court costs and attorneys’ fees) incurred by the director or officer in connection with a proceeding in which the director or officer is a named defendant or respondent because the director or officer is or was in that position if the director or officer has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The TBCA prohibits us from indemnifying a director or officer in respect of a proceeding in which the person is found liable to us or on the basis that a personal benefit was improperly received by him or her, other than for reasonable expenses (including court costs and attorneys’ fees) actually incurred by him or her in connection with the proceeding; provided, that the TBCA further prohibits us from indemnifying a director or officer in respect of any such proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duties.
      Under Article 2.02-1(J) of the TBCA, a court of competent jurisdiction may order us to indemnify a director or officer if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances; however, if the director or officer is found liable to us or is found liable on the basis that a personal benefit was improperly received by him or her, the indemnification will be limited to reasonable expenses (including court costs and attorneys’ fees) actually incurred by him or her in connection with the proceeding.
      Article 2.02-1 of the TBCA states that rights of indemnification to which a director may be entitled under any provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, an agreement, or otherwise are valid only to the extent they are consistent with Article 2.02-1 of the TBCA as limited by our articles of incorporation, if such a limitation exists.
      Article 2.02-1 of the TBCA permits us to purchase and maintain insurance or to make other arrangements on behalf of any person who is or was a director, officer, employee or agent of ours against any liability asserted against and incurred by that person in any such capacity, or arising out of that person’s status as such a person, whether or not we would otherwise have the power to indemnify the person against that liability under Article 2.02-1 of the TBCA.
      Article 2.41 of the TBCA provides, among other things, that a director who votes for or assents to an unlawful distribution will be liable to us for such actions. A director who dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the minutes of the meeting of our board of directors or by filing his or her written dissent to such actions with the person acting as the secretary of the meeting before adjournment or immediately afterwards by registered mail.
      Our articles of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the TBCA, the Texas Miscellaneous Corporation Act or any other applicable law. Our bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under the TBCA. We believe that these provisions are necessary to attract and retain qualified persons as officers and directors.
      We have entered into indemnification agreements with our directors and officers that provide for indemnification to the fullest extent permitted by applicable law.
      The indemnification provisions contained in our articles of incorporation and bylaws will not be exclusive of any other right that a person may have or acquire under any statute, bylaw, resolution of shareholders or directors or otherwise. In addition, we will maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.
      Between August 13, 2004 and September 2, 2004, we issued 8,614,760 shares of our common stock (after giving effect to the           -for-          reverse stock split effected in                     2005) for an aggregate purchase price of $86,148 in connection with the exercise of warrants issued in 1997 and 1998 to certain of our common shareholders. The issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as transactions by an issuer not involving any public offering. The recipients of the securities represented their intention to acquire the securities for investment only and not with a view towards the resale or other distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules.
(a)     Exhibits.

Exhibit
No.	Description of Exhibit

1.1	Form of Underwriting Agreement*
3.1	Form of Restated Articles of Incorporation of the Registrant*
3.2	Form of Restated Bylaws of the Registrant
4.1	Amended and Restated Registration Rights Agreement, dated March 18, 1998, by and among AMERISAFE and the shareholders of AMERISAFE named therein
5.1	Form of opinion of Jones Day
10.1	Executive Agreement, dated January 1, 2004, by and between the Registrant and Mark R. Anderson
10.2	Employment Agreement, dated January 1, 2004, by and between the Registrant and C. Allen Bradley, Jr., as amended by Amendment No. 1 to Employment Agreement, dated June 17, 2005
10.3	Employment Agreement, dated January 1, 2004, by and between the Registrant and Geoffrey R. Banta, as amended by Amendment No. 1 to Employment Agreement, dated June 17, 2005
10.4	Employment Agreement, dated January 1, 2004, by and between the Registrant and Arthur L. Hunt, as amended by Amendment No. 1 to Employment Agreement, dated June 17, 2005
10.5	Employment Agreement, dated January 1, 2004, by and between the Registrant and Craig P. Leach, as amended by Amendment No. 1 to Employment Agreement, dated June 17, 2005
10.6	Form of AMERISAFE, Inc. 2005 Equity Incentive Plan
10.7	Form of Incentive Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan
10.8	Form of Non-Qualified Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan
10.9	Form of AMERISAFE, Inc. 2005 Non-Employee Director Restricted Stock Plan
10.10	Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2005 Non-Employee Director Restricted Stock Plan
10.11	Form of Director and Officer Indemnification Agreement
10.12	First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2005, issued to the Registrant by the reinsurers named therein
10.13	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2005, issued to the Registrant by the reinsurers named therein
10.14	Workers’ Compensation Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2005, issued to the Registrant by the reinsurers named therein
10.15	Commutation and Release Agreement, effective as of June 30, 2005, between AMERISAFE, Inc. and Converium Reinsurance (North America) Inc.
21.1	Subsidiaries of the Registrant
23.1	Consent of Jones Day (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	Consent of Ernst & Young LLP
24.1	Power of Attorney
99.1	Consent of Jared A. Morris to be named as a director
99.2	Consent of to be named as a director*
99.3	Consent of to be named as a director*

*	To be filed by amendment

Registrant has not filed certain long-term debt instruments not being registered with the SEC where the total amount of indebtedness authorized under any such instrument does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. Registrant agrees and undertakes to furnish a copy of any such instruments to the SEC upon its request.
(b)     Financial Statement Schedules.
The following financial statement schedules are included as pages S-1 to S-3 to this registration statement:
Schedule II. Condensed Financial Information of Registrant
Schedule VI. Supplemental Information Concerning Property-Casualty Insurance Operations
      Pursuant to Rule 7-05 of Regulation S-X, other financial statement schedules have been omitted because the information to be set forth therein is included in the notes to the audited financial statements included in the prospectus forming a part of this registration statement.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:
      (1)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2)     For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of DeRidder, State of Louisiana, on August 3, 2005.

AMERISAFE, Inc.

By:	/s/ C. Allen Bradley, Jr.

C. Allen Bradley, Jr.
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 3, 2005.

	Signature	Title

	/s/ Mark R. Anderson Mark R. Anderson	Chairman and Director

	/s/ C. Allen Bradley, Jr. C. Allen Bradley, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)

	/s/ Geoffrey R. Banta Geoffrey R. Banta	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

	* Sean M. Traynor	Director

	* Paul B. Queally	Director
Arthur L. Hunt, by signing his name hereto, does hereby sign and execute this registration statement on behalf of the above-named directors and officers of AMERISAFE, Inc. on this 3rd day of August, 2005, pursuant to powers of attorney executed on behalf of such director and/or officer, and contemporaneously filed with the Securities and Exchange Commission.

*By:	/s/ Arthur L. Hunt Arthur L. Hunt, Attorney-in-Fact

Schedule II.     Condensed Financial Information of Registrant
AMERISAFE, INC.
CONDENSED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands, except
	share data)
Assets
Investments:
Equity securities — available-for-sale, at fair value	$1,090	$310
Investment in subsidiaries	128,014	114,925

Total invested assets	129,104	115,235
Cash and cash equivalents	4,066	10,172
Deferred income taxes	359	63
Property and equipment, net	3,275	15
Other assets	1,216	2,555

	$138,020	$128,040

Liabilities, redeemable preferred stock and shareholders’ deficit
Liabilities:
Accounts payable and other liabilities	$1,946	$278
Note payable to subsidiaries	10,930	5,680
Subordinated debt securities and note payable	36,090	16,310

Total liabilities	48,966	22,268
Redeemable preferred stock:
Series A nonconvertible — $0.01 par value, $100 per share redemption value:
Authorized shares — 1,500,000; issued and outstanding shares — 819,161 in 2004 and 764,243 in 2003	81,916	76,424
Series C convertible — $0.01 par value, $100 per share redemption value:
Authorized shares — 300,000; issued and outstanding shares — 300,000 in 2004 and 2003	30,000	30,000
Series D convertible — $0.01 par value, $100 per share redemption value:
Authorized shares — 200,000; issued and outstanding shares — 200,000 in 2004 and 2003	20,000	20,000

	131,916	126,424
Shareholders’ deficit:	(42,862)	(20,652)

	$138,020	$128,040

S-1

Schedule II.     Condensed Financial Information of Registrant—(continued)
AMERISAFE, INC.
CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Revenues:
Net investment income	$281	$4	$721
Loss on sale of asset	—	—	(80)
Fee income from affiliates and subsidiaries	3,661	1,791	2,746

Total revenues	3,942	1,795	3,387
Expenses:
Underwriting and other operating costs	1,831	1,276	2,035
Interest expense	1,757	264	377

Total expenses	3,588	1,540	2,412

Income before income taxes and equity in earnings of subsidiaries	354	255	975
Income tax expense	293	246	285

Income before equity in net income of subsidiaries	61	9	690
Equity in net income of subsidiaries	10,496	8,585	4,491

Net income	$10,557	$8,594	$5,181

AMERISAFE, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Operating Activities
Net cash provided by operating activities	$8,351	$1,066	$454
Investing Activities
Purchases of investments	(780)	(310)	—
Purchases of property and equipment	(3,589)	—	—
Capital contribution to subsidiary	(2,710)	—	—

Net cash used in investing activities	(7,079)	(310)	—
Financing Activities
Proceeds from issuance of subordinated debt securities	25,780	10,310	—
Principal payments on note payable	(6,000)	(2,000)	(1,000)
Warrants exercised	86	—	—
Redemption of outstanding Series E preferred stock	(27,244)	—	—

Net cash used in financing activities	(7,378)	8,310	(1,000)

Change in cash and cash equivalents	(6,106)	9,066	(546)
Cash and cash equivalents at beginning of year	10,172	1,106	1,652

Cash and cash equivalents at end of year	$4,066	$10,172	$1,106

S-2

Schedule VI.     Supplemental Information Concerning Property-Casualty Insurance Operation
AMERISAFE, INC. AND SUBSIDIARIES

		Reserves for					Loss
		Unpaid				Loss and	and	Amortization
	Deferred	Loss and				LAE	LAE	of Deferred	Paid Claims
	Policy	Loss			Net	related to	related	Policy	and Claim	Net
	Acquisition	Adjustment	Unearned	Earned	Investment	Current	to Prior	Acquisition	Adjustment	Premiums
	Costs	Expenses	Premiums	Premiums	Income	Period	Periods	Costs	Expenses	Written

	(In thousands)
2004	$12,044	$432,880	$111,741	$234,733	$12,217	$160,773	$13,413	$(25,969)	$113,931	$243,011
2003	11,820	377,559	103,462	179,847	10,106	126,977	2,273	(20,076)	99,157	195,990
2002	9,505	346,542	87,319	163,257	9,419	117,212	3,850	(20,465)	87,174	158,530

S-3